FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Notice of Tenth Annual General Meeting
2.	Annual Report for the year 2003-2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Dated: September 2, 2004	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

NOTICE

NOTICE is hereby given that the Tenth Annual General Meeting of the Members of ICICI Bank Limited (the Company) will be held on Monday, September 20, 2004 at 2.00 p.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002, to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2004 and Balance Sheet as at that date together with the Reports of the Directors and Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a director in place of Mr. Uday M. Chitale, who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To appoint a director in place of Mr. L.N. Mittal, who retires by rotation and, being eligible, offers himself for re-appointment.

6.	To appoint a director in place of Mr. P.M. Sinha, who retires by rotation and, being eligible, offers himself for re-appointment.

7.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. S.B. Mathur, in respect of whom the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be and is hereby appointed a Director of the Company liable to retire by rotation in place of Dr. Satish C. Jha, who retires by rotation.

8.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Sections 224, 225 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, S.R. Batliboi & Co., Chartered Accountants, be appointed as statutory auditors of the Company, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, on a remuneration (including terms of payment) to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2005.

9.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the Company’s branches/offices in India and abroad and to fix their remuneration (including terms of payment), based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit.

SPECIAL BUSINESS

10.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. V. Prem Watsa, in respect of whom the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be and is hereby appointed a Director of the Company liable to retire by rotation.

11.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that, in partial modification of the Resolution passed by the Members at their Eighth Annual General Meeting (AGM) held on September 16, 2002, vide Item No.13 of the Notice convening that Meeting, relating to the appointment and payment of remuneration to Mr. K.V. Kamath as the Managing Director & CEO, the salary range of Mr. K.V. Kamath, effective April 1, 2004, be revised to Rs.600,000 - Rs.1,050,000 per month and the performance bonus to be paid to him be modified from 100% of the annual salary to the average percentage of performance bonus paid to the employees, subject to such approvals as may be required, other terms and conditions of the appointment remaining the same.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. K.V. Kamath, within the terms approved by the Members at their AGM held on September 16, 2002, revised and modified as above, subject to such approvals as may be required.

12.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that, in partial modification of the Resolution passed by the Members at their Extraordinary General Meeting (EGM) held on March 12, 2004, vide Item No.2 of the Notice convening that Meeting, relating to the re-appointment of Ms. Lalita D. Gupte as the Joint Managing Director, the salary range of Ms. Lalita D. Gupte, effective April 1, 2004, be revised to Rs.400,000 - Rs.900,000 per month and the performance bonus to be paid to her be modified from 100% of the annual salary to the average percentage of performance bonus paid to the employees, subject to such approvals as may be required, other terms and conditions of the re-appointment remaining the same.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Lalita D. Gupte, within the terms approved by the Members at their EGM held on March 12, 2004, revised and modified as above, subject to such approvals as may be required.

13.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that, in partial modification of the Resolution passed by the Members at their Eighth Annual General Meeting (AGM) held on September 16, 2002, vide Item No.17 of the Notice convening that Meeting, relating to the appointment and payment of remuneration to Ms. Kalpana Morparia as the Executive Director (since elevated as the Deputy Managing Director effective February 1, 2004), the salary range of Ms. Kalpana Morparia, effective April 1, 2004, be revised to Rs.300,000 - Rs.900,000 per month and the performance bonus to be paid to her be modified from 100% of the annual salary to the average percentage of performance bonus paid to the employees, subject to such approvals as may be required, other terms and conditions of the appointment remaining the same.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Kalpana Morparia, within the terms approved by the Members at their AGM held on September 16, 2002, revised and modified as above, subject to such approvals as may be required.

14.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that, in partial modification of the Resolution passed by the Members at their Eighth Annual General Meeting (AGM) held on September 16, 2002, vide Item No.20 of the Notice convening that Meeting, relating to the payment of remuneration to Ms. Chanda D. Kochhar as the Executive Director, the salary range of Ms. Chanda D. Kochhar, effective April 1, 2004, be revised to Rs.200,000 - Rs.500,000 per month and the performance bonus to be paid to her be modified from 100% of the annual salary to the average percentage of performance bonus paid to the employees, subject to such approvals as may be required, other terms and conditions of the appointment remaining the same.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Chanda D. Kochhar, within the terms approved by the Members at their AGM held on September 16, 2002, revised and modified as above, subject to such approvals as may be required.

15.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that, in partial modification of the Resolution passed by the Members at their Eighth Annual General Meeting (AGM) held on September 16, 2002, vide Item No.21 of the Notice convening that Meeting, relating to the payment of remuneration to Dr. Nachiket Mor as the Executive Director, the salary range of Dr. Nachiket Mor, effective April 1, 2004, be revised to Rs.200,000 - Rs.500,000 per month and the performance bonus to be paid to him be modified from 100%

of the annual salary to the average percentage of performance bonus paid to the employees, subject to such approvals as may be required, other terms and conditions of the appointment remaining the same.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Dr. Nachiket Mor, within the terms approved by the Members at their AGM held on September 16, 2002, revised and modified as above, subject to such approvals as may be required.

16.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

RESOLVED that pursuant to the provisions of Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment thereto or re-enactment thereof), and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the regulations/guidelines, prescribed by Securities and Exchange Board of India or any other relevant authority, from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions, as may be required, and subject to such conditions as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as “the Board”, which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution) is hereby authorised to accept, the Board be and is hereby authorised on behalf of the Company, to create, offer, issue and allot, to or for the benefit of such person(s) as are in the permanent employment and the Directors (including the wholetime Directors) of the Company, at any time, equity shares of the Company and/or warrants (whether attached to any security or not) with an option exercisable by the warrant-holder to subscribe for equity shares/equity linked securities and/or bonds, debentures, preference shares or other securities convertible into equity shares at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide prior to the issue and offer thereof, for, or which upon exercise or conversion could give rise to the issue of a number of equity shares not exceeding in aggregate (including any equity shares issued pursuant to the Resolution at Item No.17 of the Notice), five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of the grant of option(s) under ICICI Bank Employees Stock Option Scheme (ESOS), as placed at the Meeting.

RESOLVED FURTHER that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se as also with the then existing equity shares of the Company.

RESOLVED FURTHER that for the purpose of giving effect to any creation, offer, issue or allotment of equity shares or securities or instruments representing the same, as described above, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in regard to such issue(s) or allotment(s) (including to amend or modify any of the terms of such issue or allotment), as it may, in its absolute discretion deem fit, without being required to seek any further consent or approval of the Members.

RESOLVED FURTHER that the Board be and is hereby authorised to vary or modify the terms of ESOS in accordance with any guidelines or regulations that may be issued, from time to time, by any appropriate authority unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including the wholetime Directors).

RESOLVED FURTHER that the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors, or any one or more of the wholetime Directors of the Company.

17.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

RESOLVED that pursuant to the provisions of Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment thereto or re-enactment thereof), and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the regulations/guidelines, prescribed by Securities and Exchange Board of India or any other relevant authority, from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions, as may be required, and subject to such conditions as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as “the Board”, which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution) is hereby authorised to accept, the Board be and is hereby authorised on behalf of the Company, to create, offer, issue and allot, to or for the benefit of such person(s)

as are in the permanent employment and the Directors (including the wholetime Directors) of a subsidiary company and a holding company of the Company, at any time, equity shares of the Company and/or warrants (whether attached to any security or not) with an option exercisable by the warrant-holder to subscribe for equity shares/equity linked securities and/ or bonds, debentures, preference shares or other securities convertible into equity shares at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide prior to the issue and offer thereof, for, or which upon exercise or conversion could give rise to the issue of a number of equity shares not exceeding in aggregate (including any equity shares issued pursuant to the Resolution at Item No.16 of the Notice), five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of the grant of option(s) under ICICI Bank Employees Stock Option Scheme, as placed at the Meeting.

RESOLVED FURTHER that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se as also with the then existing equity shares of the Company.

RESOLVED FURTHER that for the purpose of giving effect to any creation, offer, issue or allotment of equity shares or securities or instruments representing the same, as described above, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in regard to such issue(s) or allotment(s) (including to amend or modify any of the terms of such issue or allotment), as it may, in its absolute discretion deem fit, without being required to seek any further consent or approval of the Members.

RESOLVED FURTHER that the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors, or any one or more of the wholetime Directors of the Company.

NOTES:

a)	The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, in respect of each of the Item Nos.7 and 10 to 17 set out in the Notice is annexed hereto.

b)	A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED OR CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

c)	Members holding shares in physical form are requested to immediately notify change in their address, if any, to the Registrar and Transfer Agent of the Company namely, ICICl lnfotech Limited, Maratha Mandir Annexe, Dr. A. R. Nair Road, Mumbai Central, Mumbai 400 008, quoting their Folio Number(s). Members holding shares in electronic form may update such details with their respective Depository Participant(s).

d)	Members are requested to note that the Company’s shares are under compulsory demat trading for all investors. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

e)	The equity shares/bonds of the Company have been delisted from the stock exchanges at Chennai, Delhi, Kolkata and Vadodara. The equity shares/bonds will continue to be listed and traded on The Stock Exchange, Mumbai (BSE) and National Stock Exchange of India Limited (NSE).

f) The Register of Members and the Share Transfer Book of the Company will remain closed from Saturday, September 4, 2004 to Monday, September 20, 2004 (both days inclusive).

Dividend for the year ended March 31, 2004, at Rs.7.50 per fully paid-up equity share, if declared at the Meeting, will be paid on and from Wednesday, September 22, 2004:

(i)	to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on Monday, September 20, 2004, after giving effect to all valid transfers in physical form lodged with the Company and its Registrar and Transfer Agent on or before Friday, September 3, 2004; and

(ii)

in respect of shares held in electronic form, on the basis of beneficial ownership as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on Friday, September 3, 2004.

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and hence, the equity shares allotted/to be allotted by the Company during the period April 1, 2004 to September 3, 2004 under the ICICI Bank Employees Stock Option Scheme and the equity shares allotted under the public issue (including allotment under Green Shoe Option) in April/May 2004 will be entitled for full dividend that may be declared at the Meeting for the financial year ended March 31, 2004.

In terms of the Call Notice dated May 31, 2004, the holders of partly paid equity shares issued under the public issue in April 2004 were required to pay the call money on or before June 23, 2004. In terms of the provisions of Article 175 of the Articles of Association of the Company read with Section 93 of the Companies Act, 1956, dividend will be paid to the holders of equity shares on which calls are in arrears, in proportion to the amount of capital paid-up on each share as on September 3, 2004, being the date before the closure of the Register of Members and the Share Transfer Book of the Company.

g)	In order to avoid fraudulent encashment of dividend warrants, Members are requested to send to the Registrar and Transfer Agent of the Company, at the above mentioned address, on or before September 3, 2004, the information relating to the name and address of their banker, branch, PIN code and particulars of the bank account, under the signature of the Sole/First joint holder. This information will be printed on the dividend warrants.

h)	Pursuant to the provisions of Section 205A of the Companies Act, 1956, the amount of unclaimed dividend up to the financial year ended March 31, 1996 has been transferred to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978.

Pursuant to the provisions of Section 205C of the Companies Act, 1956, the amount of dividend remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Account of the Company is required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and, thereafter, no payments shall be made by the Company or by the IEPF in respect of such amounts.

Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 1997 and subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay.

i)	Members may avail of the nomination facility as provided under Section 109A of the Companies Act, 1956.

j)	Pursuant to the requirements on corporate governance under the listing agreements entered into with the stock exchanges, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure to the Notice.

k)	Members desirous of getting any information about the accounts and operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

l)	All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered and Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days from the date hereof up to the date of the Meeting.

By Order of the Board

JYOTIN MEHTA
Mumbai, July 23, 2004		General Manager &
Company Secretary
Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051

EXPLANATORY STATEMENT

Explanatory Statement under Section 173(2) of the Companies Act, 1956

Item No.7

Although not strictly necessary, the Explanatory Statement is being given in respect of Item No.7 of the Notice. Mr. S.B. Mathur, who has been appointed as an additional Director under Section 260 of the Companies Act, 1956 effective January 29, 2004 holds office up to the date of the Tenth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company and is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members signifying their intention to propose the candidature of Mr. S.B. Mathur for the office of director.

In terms of Reserve Bank of India’s Circular dated June 20, 2002 read with Circular dated September 9, 2002 with respect to the Report of the Consultative Group of Directors of Banks/Financial Institutions (Report of Dr. A.S. Ganguly Group), certain criteria are prescribed for appointment of directors on the board of directors of private sector banks. One of the criteria stipulates that the person to be appointed should be between 35 and 70 years of age. Dr. Satish C. Jha has completed 70 years of age on March 31, 2004. In view of the same, Dr. Satish C. Jha, who retires by rotation at this Meeting, does not seek re-appointment.

In view of the above, the Directors recommend the appointment of Mr. S.B. Mathur in place of Dr. Satish C. Jha.

Except Mr. S.B. Mathur, no Director is in any way concerned or interested in the Resolution at Item No.7 of the Notice.

Item No.10

Mr. V. Prem Watsa, who has been appointed as an additional Director under Section 260 of the Companies Act, 1956 effective January 29, 2004 holds office up to the date of the Tenth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company and is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members signifying their intention to propose the candidature of Mr. V. Prem Watsa for the office of director.

The Directors recommend the appointment of Mr. V. Prem Watsa.

Except Mr. V. Prem Watsa, no Director is in any way concerned or interested in the Resolution at Item No.10 of the Notice.

Item Nos.11 to 15

The Members had approved the remuneration of the wholetime Directors, from time to time, comprising salary and perquisites and bonus up to 100% of salary. Reserve Bank of India (RBI) has now issued guidelines stating that performance bonus to wholetime directors should not exceed average percentage of performance bonus paid to employees and board of directors may review the monthly remuneration in view of the same. Pursuant to RBI’s guidelines, the Board, at its Meeting held on April 30, 2004 had, based on the recommendations of the Board Governance & Remuneration Committee, approved, subject to the approval of RBI and the Members, re-alignment of the compensation structure for the wholetime Directors, with an increase in the basic salary requiring change in the salary ranges approved earlier, while restricting the performance bonus to the average percentage of performance bonus paid to the employees. RBI vide letters dated June 10, 2004 and July 7, 2004 had approved the payment of performance bonus to the wholetime Directors for FY2004 and monthly salary payable to them for FY2005, respectively.

The Directors recommend the adoption of the Resolutions at Item Nos.11 to 15 of the Notice, and if adopted, this Explanatory Statement together with the accompanying Notice, be treated as an abstract under Section 302 of the Companies Act, 1956.

No Director is in any way concerned or interested in the Resolutions at Item Nos.11 to 15 of the Notice except Mr. K.V. Kamath, Ms. Lalita D. Gupte, Ms. Kalpana Morparia, Ms. Chanda D. Kochhar and Dr. Nachiket Mor, to the extent of modification in the terms of their remuneration.

Item Nos.16 and 17

The Members, at their Extraordinary General Meeting held on February 21, 2000, had approved the grant of options to the employees and Directors (including the wholetime Directors) of the Company and its holding company/subsidiary companies, if any, under the ICICI Bank Employees Stock Option Scheme (ESOS). In terms of Clause 9 of the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited, ESOS was amended to the effect that the aggregate of all options granted under ESOS shall not exceed 5% of the aggregate of the number of issued equity shares of the Company after coming into effect of the amalgamation.

After the amalgamation, the issued equity share capital of the Company was Rs.6,130,314,040 divided into 613,031,404 equity shares of Rs.10 each. As such, the maximum number of options that could be granted under ESOS is 30,651,570, of which, 28,941,975 options have already been granted. As on June 30, 2004, the issued equity share capital of the Company was Rs.7,338,978,570 divided into 733,897,857 equity shares of Rs.10 each, subsequent to the issue of shares under ESOS, from time to time, and the public issue of equity shares (including under Green Shoe Option) in April/ May 2004.

The Board Governance & Remuneration Committee (the Committee) at its Meeting held on April 29, 2004 felt that in order to enhance employee motivation and retention and to enable employees to participate in the future growth and financial success of the Company, adequate number of options should be made available under ESOS.

In view of the above, the Committee recommended that the maximum number of equity shares of the Company that can be created, offered, issued and allotted pursuant to the options granted under ESOS should not exceed five percent of the issued equity shares of the Company, from time to time, as on the date(s) of the grant of option(s) under ESOS. The Board at its Meeting held on April 30, 2004 accepted the recommendation of the Committee and decided to seek the approval of the Members for the same.

The salient features of the ESOS are set out below:

Total number of options/shares that could be issued under ESOS: Up to five percent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s) to Eligible Employee [being employee/Director (including wholetime Director) of the Company, its subsidiary companies and holding company, if any].

The options which lapse/expire or are forfeited will be available for grant to Eligible Employee.

Grant Date: The date of the Meeting of the Board/Committee approving the grant of option(s).

Eligibility for grant of options:

(a)	Persons as are in the permanent employment of the Company, its subsidiary companies and its holding company, at any time, in the grade of Manager I (or its equivalent grade) and in higher grades.

(b)	Directors (including wholetime Directors) of the Company, its subsidiary companies and its holding company, at any time.

The Company does not have any holding company at present.

Vesting, requirements of vesting and maximum period of vesting: The vesting period shall commence on the expiry of one year from the Grant Date and may extend up to four years or such further or other period as the Board/Committee may determine, from the Grant Date.

The options may vest in tranches subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the employees/Directors and their continued employment with the Company/its subsidiary companies/its holding company, as the case may be, unless such employment is discontinued on account of death, permanent/total disability or on retirement.

If the employee/Director (including wholetime Director) voluntarily terminates employment with the Company, the options to the extent not vested shall lapse/expire and be forfeited forthwith. However, this shall not be applicable to the employee/Director (including wholetime Director) of the Company who has resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by erstwhile ICICI Limited or the Company or its subsidiary companies or its holding company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company’s equity shares on the date prior to the date of the Meeting of the Board/Committee at which options are granted or at such price as the Board/ Committee may determine on the date(s) of grant of option(s) in accordance with the regulations and guidelines prescribed by Securities and Exchange Board of India or other appropriate authority, from time to time.

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later. The options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/ Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the employees and the Directors (including wholetime Directors) under ESOS based on evaluation of the employees/Directors on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of options to be issued per employee and in aggregate: The maximum number of options granted to any Eligible Employee in a year will not exceed 0.05% of the issued equity shares of the Company at the time of granting of the options. The aggregate of all such options granted shall not exceed five percent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s).

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company follows the intrinsic value method for computing the compensation cost, if any, for the options granted. The difference between the compensation cost so calculated and compensation cost that would have been recognised if the Company had used fair value method and its impact on the profits and earnings per share is disclosed in the Directors’ Report. The fair value is determined using the Black-Scholes model.

In terms of the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under ESOS, not exceeding in aggregate, five percent of the number of issued equity shares of the Company, from time to time, as on the date(s) of grant of option(s) under ESOS. The Board/Committee shall have the absolute authority to vary or modify the terms of ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including wholetime Directors).

The Directors recommend the adoption of the Resolutions at Item Nos.16 and 17 of the Notice.

All the Directors are interested in the Resolutions at Item Nos.16 and 17 of the Notice to the extent of the benefit they may derive under ESOS.

By Order of the Board

JYOTIN MEHTA
Mumbai, July 23, 2004		General Manager &
Company Secretary
Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051

8

ANNEXURE

PURSUANT TO CLAUSE 49 OF THE LISTING AGREEMENT WITH THE STOCK EXCHANGES, FOLLOWING INFORMATION IS FURNISHED ABOUT THE DIRECTORS PROPOSED TO BE APPOINTED/RE-APPOINTED

1.	Mr. Uday M. Chitale was first appointed on the Board on August 21, 1997. He is a Chartered Accountant by profession and has been in practice since 1975. He is a senior partner of M.P. Chitale and Company and M.P. Chitale and Associates, Chartered Accountants. His professional expertise and experience encompasses corporate auditing and accounting, business advisory and commercial dispute resolution.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Crossdomain Solutions Private Limited	GMR Energy Limited
DFK Consulting Services (India) Private Limited	Audit Committee, Chairman
DFK International (the Netherlands)	ICICI Bank Limited
GMR Energy Limited	Audit Committee, Chairman
Indian Council for Dispute Resolution	Fraud Monitoring Committee, Chairman
Share Transfer & Shareholders’/Investors’
Grievance Committee, Chairman
Risk Committee

2.	Mr. L.N. Mittal was first appointed on the Board on May 3, 2002. He holds a Bachelor’s degree in Commerce (Magna-cum-Laude). He is the Chairman of the LNM Group, one of the world’s largest producers of steel, with experience in industry and management.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Artha Limited	Nil
Caribean Ispat Limited
Galmatias Limited
Grupo Ispat International SA de CV
Irish Ispat Limited
Iscor Limited
Ispat (US) Holdings Inc.
Ispat Annaba Spa
Ispat Europe Group SA
Ispat Inland Holdings Inc.
Ispat Inland Inc.
Ispat Inland LP
Ispat International Investments SL
Ispat International Limited
Ispat International NV
Ispat Karmet JSC
Ispat Mexicana SA de CV
Ispat Sidbec Inc.
Ispat Sidex Holdings BV
Ispat Sidex SA
Ispat Tebessa Spa
LNM Capital Limited
LNM Holdings BV
LNM Holdings NV
LNM Internet Ventures Limited
Lucre Limited
Nestor Limited
Nuav Limited
Pratham UK Limited
PT Ispat Indo
Tommyfield Limited
Ispat Nova Hut a.s., Chairman (Supervisory Board)
Ispat Polska Stal S.A., President (Supervisory Board)

9

3.	Mr. P.M. Sinha was first appointed on the Board on January 22, 2002. He holds a Bachelor’s degree in Arts. He was the Chairman of PepsiCo India Holdings Limited, President of Pepsi Foods Limited and CEO of Pepsi Beverages International for South Asia and also former Director of Hindustan Lever Limited. He is an alumnus of the Massachusetts Institute of Technology’s Sloan School of Management and has wide experience in marketing, international trade and has special knowledge and practical experience in respect of agriculture, rural economy, co-operation and small-scale industries. Currently, he is the Chairman of Bata India Limited and Agriculture and Rural Development Committee of Federation of Indian Chambers of Commerce and Industry (FICCI).

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Bata India Limited, Chairman	Bata India Limited
Azim Premji Foundation	Compensation Committee, Chairman
Indian Oil Corporation Limited	Audit Committee
Lafarge India Limited	Wipro Limited
Quadra Advisory Private Limited	Audit Committee
Wipro Limited	Compensation and Benefit Committee
Nomination Committee
ICICI Bank Limited
Agriculture & Small Enterprises Business Committee
Board Governance & Remuneration Committee
Business Strategy Committee

4.	Mr. S.B. Mathur was appointed as an additional Director on the Board on January 29, 2004. He holds a Bachelor’s degree in Commerce and is a Chartered Accountant and Cost Accountant (London). He joined Life Insurance Corporation of India (LlC) in 1967 and has worked in India and abroad at senior levels. At present, he is the Chairman of LlC.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Life Insurance Corporation of India, Chairman	General Insurance Corporation of India
LIC HFL Care Homes Limited, Chairman	Audit Committee, Chairman
LIC Housing Finance Limited, Chairman	National Housing Bank
LIC (International) E.C. Bahrain, Chairman	Audit Committee
LIC (Lanka) Limited, Chairman
LIC (Mauritius) Offshore Limited, Chairman
LIC (Nepal) Limited, Chairman
Jeevan Bima Sahayog Asset Management
Company Limited, Chairman
General Insurance Corporation of India
Kenindia Assurance Company Limited
National Commodities & Derivatives Exchange Limited
National Housing Bank
National Stock Exchange of India Limited

5.	Mr. V. Prem Watsa was appointed as an additional Director on the Board on January 29, 2004. He holds various degrees, namely, Bachelor of Technology in Chemical Engineering (IIT Madras), MBA from the University of Western Ontario and Chartered Financial Analyst. He is the Chairman & Chief Executive Officer of Fairfax Financial Holdings Limited (Fairfax), a financial services holding company. Fairfax through its subsidiaries is engaged in property, casualty and life insurance/reinsurance, investment management and insurance claims management activities.

10

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Crum & Foster Holdings Corp., Chairman & CEO	ICICI Bank Limited
Fairfax Financial Holdings Limited, Chairman & CEO	Risk Committee
4129768 Canada Inc., Chairman
Federated Insurance Company of Canada, Chairman
Federated Life Insurance Company of Canada, Chairman
Northbridge Financial Corporation, Chairman
TIG Holdings, Inc., Chairman
1109519 Ontario Limited, President
810679 Ontario Limited, President
FFHL Share Option 1 Corp., President
The Sixty Two Investment Company Limited, President
FFHL Group Limited, Vice-President
Hamblin Watsa Investment Counsel Limited,
Vice-President & Secretary
Commonwealth Insurance Company
Cunningham Lindsey U.S., Inc.
Hudson Insurance Company
Lindsey Morden Acquisitions
Lindsey Morden Group Inc.
Lombard General Insurance Company of Canada
Lombard Insurance Company
Markel Insurance Company of Canada
Odyssey Re Holdings Corp.
The Sixty Four Foundation
The Sixty Three Foundation
Zenith Insurance Company

By Order of the Board

JYOTIN MEHTA
Mumbai, July 23, 2004		General Manager &
Company Secretary
Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051

11

Item 2

Creating value through
transformation

The first 50 years of ICICI Group's existence has been exhilarating. Our origin was in itself a pioneering joint initiative of the Government of India, the World Bank and Indian industry to channelise foreign and domestic resources into India's development.

As the years went by, we expanded our horizons to play a vital and supportive role across all areas of an increasingly diverse and vibrant economy. Led by visionaries and sustained by our culture of entrepreneurship, we have constantly transformed ourselves and reoriented our strategy to the needs of the changing times.

Today, we are an internationally recognised Indian universal banking group with leadership positions across the financial services space, providing momentum to India's growth aspirations.

The experiences of these five decades are the foundation for a future that we believe will be exciting and full of opportunity - for our country and us.

The visual depiction in the following pages is an attempt by us to depict the nation's development over the past five decades and our role during each decade.

Contents

Message from the Chairman	2

Board of Directors	4

Senior Management	4

Board Committees	5

Letter from the Managing Director & CEO	6

Product Portfolio	8

Directors’ Report	9

Auditors’ Certificate	33

Business Overview	34

Management’s Discussion and Analysis	46

Particulars of Employees under Section 217 (2A) of the Companies Act, 1956	60

Financials:

Auditors’ Report	F1

Balance Sheet	F2

Profit and Loss Account	F3

Schedules & Notes	F4

Cash Flow Statement	F28

Statement Pursuant to Section 212 of the Companies Act, 1956	F30

Consolidated Financial Statements of ICICI Bank Limited and its Subsidiaries	F31

Extracts from the Consolidated US GAAP Financial Statements	F59

Enclosures:
  Notice
  Attendance Card and Form of Proxy

1

Message from the Chairman

The year 2004 is a watershed year for the ICICI group, as it marks the 50th year of our existence. ICICI was formed in 1955 as an innovative experiment - a development banking institution in the private sector, in a newly independent nation. Over the next few decades a number of visionary leaders shaped the organisation into a premier provider of finance to Indian industry, actively participating in the creation of industrial capacities and providing resources to support India’s entrepreneurs.

While being primarily a provider of long-term loans to the manufacturing sector, we sought to respond to the needs of our clients in a growing and developing economy by expanding the range of products and services that we offered to various client segments. During the 1980s, we set up leasing operations and a venture capital company giving Indian businesses greater flexibility in determining their financing structures. We were closely involved in institution building and the development of the financial markets in India. We have participated in setting up a number of institutions including a credit rating agency, a stock exchange and state level institutions, and have been closely involved in policy-making over the years. This role of institution building continues today with our involvement in setting up a commodities exchange and an asset reconstruction company.

The process of diversification in the 1980s was the initiation of our move towards universal banking. This gathered momentum in the 1990s with the setting up of ICICI Bank in 1994, and our entry into insurance (both life and non-life) a few years later. It was during this period that we identified the opportunity in retail finance, then a niche segment in the Indian financial sector. Over

2

the next few years, we rapidly grew our retail banking franchise and made retail credit available to a large customer base, thus giving an impetus to economic growth by supporting long and medium term asset creation by Indian consumers, in the form of homes and automobiles. With the merger of ICICI and ICICI Bank, we achieved the optimal legal and regulatory platform for conducting the entire range of financial services businesses. It is indeed a matter of considerable satisfaction that we have been able to successfully meet the challenges posed by the merger and make considerable progress in realising its benefits.

Certain core strengths have anchored our journey of transformation and growth. These are our outstanding employees, our focus on innovation, our use of technology and our unwavering adherence to best practices in governance. The ICICI group has a strong tradition of attracting and nurturing talent. It is our people and their energy and passion that have made our achievements possible. We have created a performance-driven work ethic that rewards initiative and excellence. Our focus on innovation and continuous learning from international experience and best practices has given us the first mover advantage in many areas in the Indian financial sector. Technology has been perhaps the single biggest differentiator for us; we have been able to effectively harness technology for competitive advantage. We have created a governance structure with the Board as its nerve centre, that seeks to balance the interests of all stakeholders and appropriately guide decision making at all levels of the organisation.

The ICICI group has a vast array of opportunities before it. We believe that we have built capabilities to fully capitalise on the potential in all areas of our business. While the growth momentum in retail banking continues, the resurgence of Indian industry and the favourable prospects for infrastructure development present an opportunity to leverage our strong skills in this area. We are rolling out platforms for scaling up delivery of high quality financial services to rural India and small enterprises. Our international operations and insurance businesses are also making rapid progress. As we go forward, we will continue to be guided by our organisational ethos of innovation with stability.

During this long journey, we have had the good fortune of continuing to enjoy the support of our shareholders, who reposed their faith in the Board and the management. The confidence of the shareholders has been a considerable source of strength for the Board and the employees. As we step into a new decade of our existence, we continue to rely on this support and confidence, in all our endeavours.

N. VAGHUL Chairman
3

Board of Directors

N. Vaghul Chairman

Uday M. Chitale

P. C. Ghosh

Satish C. Jha

S. B. Mathur

L. N. Mittal	Senior Management

Anupam Puri

Vinod Rai	SENIOR GENERAL MANAGERS

Somesh R. Sathe	Bhargav Dasgupta

M. N. Gopinath

N. S. Kannan

Sanjiv Kerkar

Vishakha Mulye

Ramni Nirula

Nagesh Pinge

Madhabi Puri-Buch

K. Ramkumar

Balaji Swaminathan

V. Vaidyanathan

Jyotin Mehta
General Manager & Company Secretary

M. K. Sharma

P. M. Sinha

Marti G. Subrahmanyam

V. Prem Watsa

K. V. Kamath Managing Director & CEO

Lalita D. Gupte Joint Managing Director Kalpana Morparia Deputy Managing Director Chanda D. Kochhar Executive Director Nachiket Mor Executive Director
4

Board Committee

AGRICULTURE &	CREDIT COMMITTEE	SHARE TRANSFER &
SMALL ENTERPRISES		SHAREHOLDERS'/
BUSINESS COMMITTEE	N. Vaghul, Chairman	INVESTORS' GRIEVANCE
COMMITTEE
N. Vaghul, Chairman	Satish C. Jha
Uday M. Chitale, Chairman
Satish C. Jha	Somesh R. Sathe
Somesh R. Sathe
Somesh R. Sathe	M. K. Sharma
Kalpana Morparia
M. K. Sharma	K. V. Kamath
Chanda D. Kochhar
P. M. Sinha

	FRAUD MONITORING	COMMITTEE OF
AUDIT COMMITTEE	COMMITTEE	DIRECTORS

Uday M. Chitale, Chairman	Uday M. Chitale, Chairman	K. V. Kamath, Chairman

Somesh R. Sathe	M. K. Sharma	Lalita D. Gupte

M. K. Sharma	K. V. Kamath	Kalpana Morparia

	Kalpana Morparia	Chanda D. Kochhar

	Chanda D. Kochhar	Nachiket Mor
BOARD GOVERNANCE &
REMUNERATION	RISK COMMITTEE
COMMITTEE
N. Vaghul, Chairman
N. Vaghul, Chairman		ASSET LIABILITY
	Uday M. Chitale	MANAGEMENT
Anupam Puri		COMMITTEE
Marti G. Subrahmanyam
P. M. Sinha		Lalita D. Gupte, Chairperson
V. Prem Watsa
Kalpana Morparia
BUSINESS STRATEGY	K. V. Kamath	Chanda D. Kochhar
COMMITTEE
Nachiket Mor
N. Vaghul, Chairman
Anupam Puri
M. K. Sharma
P. M. Sinha
K. V. Kamath

5

Letter from the Managing Director & CEO

Dear Stakeholders,

The ICICI group is now in its 50th year. It has indeed been an exciting journey, from a development bank which became a leading provider of long-term finance in India to a diversified universal banking group present across the spectrum of financial services. The journey continues as we make a foray into the international markets while consolidating our leadership position in the Indian financial sector.

In 2002, ICICI and ICICI Bank merged to create India’s second-largest bank. The strategic objectives of the merger were to expand our operations across various market segments, diversify our revenue streams and move to a more stable, low-cost funding profile. In fiscal 2003, the first year after the merger, we focused on implementing a framework to realise these objectives. While the benefits of the merger started flowing through in the same year, fiscal 2004 saw us achieve these goals in substantial measure.

Several years ago, we had identified retail credit as the growth opportunity for Indian banking, and began building our retail business. This has enabled us to capitalise on the robust growth in the retail credit market over the last two years. The momentum that we witnessed in the retail credit market in fiscal 2003 was sustained in fiscal 2004. We strengthened our leadership position in all segments of this market, leveraging our strong distribution capabilities backed by credit and analytical skills and technology. We also achieved rapid growth in our deposit base and continued to replace ICICI’s high-cost borrowings with lower cost deposits. With retail loans constituting over 50% of our loan portfolio and deposits constituting over 60% of our funding, we have diversified

6

our balance sheet significantly. This process of structural change and diversification has resulted in improvement in our interest margins. At the same time, we have achieved steady growth in our fee income, reflecting the growing range and scale of our operations in fee-based products and services for both retail and corporate customers.

The competitive resurgence in Indian industry after a process of deep restructuring has had a positive impact on the asset quality of the banking system and is expected to give rise to new growth opportunities in corporate credit. The renewed policy focus on infrastructure development is also expected to encourage investment in various infrastructure sectors. We are well-positioned to leverage the emerging opportunities in project finance and corporate credit.

We are also seeking to enhance the delivery of financial services to under-served segments. We have created a differentiated proposition for the small enterprises segment, leveraging our technology capabilities to offer high quality banking services. Our focus now is on scaling up this business and expanding our geographical coverage. We believe that rural India presents an exciting opportunity. We have achieved the regulatory targets on agricultural lending and are looking beyond these mandatory requirements to build an integrated model for extending modern banking services to customers in rural areas.

Our international initiative, based on an understanding of local markets and their linkages with India, is making rapid progress. Last year we commenced banking operations in the United Kingdom, Canada and Singapore. We will continue to roll-out and expand our international operations in line with regulatory approvals.

Our life and non-life insurance subsidiaries are market leaders among the private sector players in their respective segments. While ICICI Prudential Life Insurance performed well on key profitability and operating parameters, though it recorded an accounting loss under insurance accounting norms, ICICI Lombard General Insurance achieved underwriting profitability in its second full year of operations.

We seek to support all our initiatives with appropriate resources - financial, technical and human. In view of the prospects for growth in various areas of our business, we strengthened our capital base substantially by raising additional equity capital of Rs. 32.46 billion. This has significantly enhanced our ability to capture the growth opportunities over the medium term.

We believe that we have built a robust foundation that will support growth across all our businesses. We have demonstrated our capabilities across products, customer segments and markets. We will continue to leverage this platform to achieve our aspirations and deliver value to our stakeholders.

K. V. KAMATH
Managing Director & CEO
7

Product Portfolio

Corporate Banking	Retail Banking

Corporate Solutions Government Solutions Working Capital Finance Cash Management Services Trade Finance Services Treasury Services Structured Finance Agriculture Finance
  Home Loans
  Car & Two Wheeler Loans
  Commercial Vehicle Financing
  Consumer / Personal Loans
  Savings & Term Deposits
  Salary Accounts
  Roaming Current Accounts
  Investment Products
  Private Banking
  NRI Services
  Demat Services

  Infrastructure Finance
  Manufacturing Project Finance
  Capital Market Services
  Corporate Advisory
  International Banking
  Corporate Internet Banking
  Custodial Services
  Professional ClearingMembership Services
  Channel Financing

Credit, Debit & Smart Cards Bill Payment Services E - Cheques Branch Banking ATM Services Internet Banking Phone Banking

Directors’ Report

Your Directors have pleasure in presenting the Tenth Annual Report of ICICI Bank Limited with the audited statement of accounts for the year ended March 31, 2004.

FINANCIAL HIGHLIGHTS

The financial performance for fiscal 2004 is summarised below:

Rs. billion
	Fiscal 2003	Fiscal 2004
Net interest income and other income, excluding extraordinary items	33.91	49.44
Operating profit	13.80	23.72
Provisions & contingencies	17.91	4.70
Profit on sale of ICICI Bank shares	11.91	—
Profit after tax	12.06	16.37
Consolidated profit after tax	11.52	15.80

APPROPRIATIONS

The profit & loss account shows a profit after taxation of Rs. 16.37 billion after write-offs and provisions of Rs. 4.70 billion and after taking into account all expenses. The disposable profit is Rs. 16.42 billion, taking into account the balance of Rs. 0.05 billion brought forward from the previous year. Your Directors have recommended a dividend rate of 75% (Rs. 7.50 per equity share of Rs. 10) for the year and have appropriated the disposable profit as follows:

Rs. billion
	Fiscal 2003	Fiscal 2004
To Statutory Reserve, making in all Rs. 9.61 billion	3.02	4.09
To Investment Fluctuation Reserve (IFR), making in all Rs. 7.30 billion[1]	1.00	2.76
To Special Reserve created and maintained in terms of Section 36(1)(viii) of the Income-tax Act, 1961, making in all Rs. 11.69 billion	0.50	0.25
To Revenue and other Reserves, making in all Rs. 36.29 billion[2]	2.90	2.50
Dividend for the year (proposed)
– On equity shares @75%	4.60	5.44[3]
– On preference shares (Rs.)	35,000	35,000
– Corporate dividend tax	0.59	0.70[3]
Leaving balance to be carried forward to the next year	0.05	0.50

1	In addition to the appropriation of Rs. 2.76 billion to IFR out of the disposable profit, Rs. 3.27 billion was appropriated to IFR out of Revenue and other Reserves (created by appropriation of disposable profit in prior periods) in fiscal 2004.
2	In addition to appropriation of disposable profits, the balance of Rs. 0.10 billion in the Debenture Redemption Reserve was transferred to Revenue and other Reserves in fiscal 2003.
3	Excluding the impact of issue of 6,992,187 equity shares on May 24, 2004 by exercise of the green shoe option, after the adoption of the audited accounts by the Board on April 30, 2004.

ISSUE OF EQUITY SHARES

In April 2004, ICICI Bank raised equity to the extent of Rs. 32.46 billion (including a green shoe of Rs. 1.96 billion) through a public issue of shares. The issue price was fixed at Rs. 280 per share i.e. a premium of Rs. 270 per share, and the issue was subscribed 5.14 times. ICICI Bank is the first Indian company to use a green shoe option as a post-issue price stabilisation mechanism. The new shares issued would be entitled to dividend on pari-passu basis with equity shares outstanding at March 31, 2004.

INDUSTRIALISATION 1955 - 1964

An era in which rapid industrialisation with a particular focus on basic and heavy industry took shape, ICICI, amongst the world’s first development banks in the private sector, quickly emerged as an important source of foreign currency loans in the country, to facilitate import of industrial machinery and technology. ICICI assisted over 400 companies during this period

Directors’ Report

RESULTS FOR QUARTER ENDED JUNE 30, 2004

As per the audited accounts for the quarter ended June 30, 2004, ICICI Bank’s profit after tax was Rs. 4.31 billion as compared to Rs. 3.40 billion for the quarter ended June 30, 2003.

SUBSIDIARY COMPANIES

At March 31, 2004, ICICI Bank had 14 subsidiaries:

Domestic Subsidiaries	International Subsidiaries
ICICI Securities Limited	ICICI Bank UK Limited
ICICI Venture Funds Management Company Limited	ICICI Bank Canada
ICICI Prudential Life Insurance Company Limited	ICICI Securities Holdings Inc. 1
ICICI Lombard General Insurance Company Limited	ICICI Securities Inc. 2
ICICI Home Finance Company Limited	ICICI International Limited
ICICI Investment Management Company Limited
ICICI Trusteeship Services Limited
ICICI Brokerage Services Limited 1
ICICI Distribution Finance Private Limited

1  Subsidiary of ICICI Securities Limited
2  Subsidiary of ICICI Securities Holdings Inc.

ICICI Bank acquired 100% stake in Transamerica Apple Distribution Finance Private Limited with effect from May 7, 2003 and the name of the Company was changed to ICICI Distribution Finance Private Limited with effect from June 3, 2003. ICICI Bank Canada was incorporated as a 100% subsidiary on September 12, 2003.

As approved by the Central Government vide letter dated July 12, 2004 under Section 212(8) of the Companies Act, 1956, copies of the balance sheet, profit & loss account, report of the Board of Directors and report of the Auditors of the subsidiary companies have not been attached to the accounts of ICICI Bank for fiscal 2004. ICICI Bank will make available these documents/details upon request by any Member of ICICI Bank. These documents/details will be available on ICICI Bank’s website www.icicibank.com and will also be available for inspection by any Member of the Bank at its Registered Office and Corporate Office and also at the Registered Office of the concerned subsidiary. As required by Accounting Standard-21 (AS-21) issued by the Institute of Chartered Accountants of India, ICICI Bank’s consolidated financial statements included in this Annual Report incorporate the accounts of its subsidiaries. A summary of key financials of ICICI Bank’s subsidiaries is also included in this Annual Report.

DIRECTORS

S.B. Mathur, Chairman, Life Insurance Corporation of India (LIC), which is among ICICI Bank’s largest institutional shareholders, was appointed as an additional Director effective January 29, 2004.

V. Prem Watsa was appointed as an additional Director effective January 29, 2004. He is the Chairman & Chief Executive Officer of Fairfax Financial Holdings Limited (Fairfax). Fairfax is a financial services holding company based in Canada with subsidiaries engaged in insurance, reinsurance, investment management and insurance claims management. Lombard Canada Limited, ICICI Bank’s joint venture partner in general insurance, is a subsidiary of Fairfax.

REORGANISATION 1965 - 1974

Having set the course for industrial development, the country now focused on other sectors as well. This resulted in the green revolution for food sufficiency; rise in exports to earn foreign exchange; development of industries in the backward areas to broad-base growth; and encouragement to small enterprises. Responding to the emerging needs, ICICI started export finance, concessional funding in industrially backward areas and loans for small enterprises. In this period, over 1,000 enterprises and 2,000 projects were assisted by ICICI.

Directors’ Report

R. Seshasayee, who was appointed as a Director effective May 3, 2002, resigned from the Board effective October 31, 2003, in view of his increasing professional commitments in his executive capacity at Ashok Leyland Limited and its group companies. The Board places on record its deep appreciation of his invaluable contribution to the growth and development of the ICICI group.

Lalita D. Gupte has been re-appointed as Joint Managing Director upto October 31, 2006. Her re-appointment was approved by the Members at their Extraordinary General Meeting held on March 12, 2004 and has also been approved by Reserve Bank of India (RBI).

Kalpana Morparia has been elevated as Deputy Managing Director effective February 1, 2004.

S. Mukherji ceased to be a member of the Board effective February 1, 2004, consequent to his taking up full-time executive responsibilities as Managing Director & CEO of ICICI Securities Limited (ICICI Securities) effective that date. He has worked with erstwhile ICICI Limited and ICICI Bank for over two decades and has vast experience in various areas. The Board places on record its deep appreciation of his invaluable contribution as a wholetime Director of ICICI Bank and extends its best wishes to him in his new role at ICICI Securities.

In terms of the provisions of the Articles of Association, Uday M. Chitale, Satish C. Jha, L.N. Mittal and P. M. Sinha would retire by rotation at the forthcoming Annual General Meeting (AGM). Uday M. Chitale, L.N. Mittal and P. M. Sinha, being eligible, offer themselves for re-appointment. RBI has vide its circular dated September 9, 2002 stipulated an upper age limit of 70 years for the appointment of Directors on the boards of private sector banks. Satish C. Jha, who completed 70 years of age on March 31, 2004 does not seek re-appointment. The Board places on record its deep appreciation of his invaluable contribution as a Director of ICICI Bank. S.B. Mathur and V. Prem Watsa hold office up to the date of the forthcoming AGM as provided under Article 135 of the Articles of Association, but are eligible for appointment. Approval of the Members is being sought at the forthcoming AGM for the re-appointment of Uday M. Chitale, L.N. Mittal and P. M. Sinha and the appointment of S. B. Mathur (in the vacancy created by the retirement of Satish C. Jha) and V. Prem Watsa.

AUDITORS

The Auditors, S.R. Batliboi & Co., Chartered Accountants, will retire at the ensuing AGM. The Board at its Meeting held on April 30, 2004 has proposed the appointment of S. R. Batliboi & Co. as Auditors to audit the accounts of ICICI Bank for fiscal 2005, and the approval of RBI for their appointment has been obtained. You are requested to consider their appointment.

PERSONNEL

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the Annexure to the Directors’ Report.

APPOINTMENT OF NOMINEE DIRECTORS ON THE BOARD OF ASSISTED COMPANIES

Erstwhile ICICI Limited had a policy of appointing nominee directors on the boards of certain borrower companies based on loan covenants, with a view to enable monitoring of the operations of those

13

CONSOLIDATION 1975 - 1984
With broad-based growth underway, India continued to consolidate and enhance self-sufficiencies to counter intermittent obstacles such as the oil shock of the 1970s. ICICI played its role in consolidating and broad-basing the financial system, setting up state level financial and technical institutions and the country's first specialised housing finance institution. During this decade, over 2,000 enterprises and 4,500 projects were assisted. ICICI became one of the first financial institutions to harness the power of information technology.

Directors’ Report

companies. Subsequent to the merger, ICICI Bank continues to nominate directors on the boards of assisted companies. Apart from the Bank’s employees, experienced professionals from the banking, government and other sectors are appointed as nominee Directors. ICICI Bank has 112 nominee Directors of whom 66 are employees of the Bank on the boards of 214 companies. ICICI Bank has a Nominee Director Cell for maintaining records of nominee directorships.

CORPORATE GOVERNANCE

ICICI Bank has established a tradition of best practices in corporate governance. The corporate governance framework in ICICI Bank is based on an effective independent Board, the separation of the Board’s supervisory role from the executive management and the constitution of Board Committees, generally comprising a majority of independent Directors and chaired by an independent Director, to oversee critical areas.

I. Philosophy of Corporate Governance
ICICI Bank’s corporate governance philosophy encompasses not only regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, but also several voluntary practices aimed at a high level of business ethics, effective supervision and enhancement of value for all stakeholders.

Whistle Blower Policy
In line with the best international governance practices and the Sarbanes-Oxley Act, ICICI Bank has formulated a Whistle Blower Policy for the ICICI group. In terms of this policy, employees of ICICI Bank and its group companies are free to raise issues, if any, which they may have on the accounting policies and procedures adopted for any area or item and report the same to the Audit Committee through appropriate channels. The above mechanism has been communicated within the Bank across all levels and has been posted on ICICI Bank’s intranet.

Prevention of Insider Trading
ICICI Bank has instituted a comprehensive code of conduct for prevention of insider trading namely, ICICI Bank Code of Conduct for Prevention of Insider Trading in accordance with the requirements of SEBI (Prohibition of Insider Trading) Regulations, 1992.

Code of Business Conduct and Ethics
The Board of Directors has approved a Code of Business Conduct and Ethics for Directors and employees of ICICI Bank.

II. Board of Directors
ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, Companies Act, 1956 and listing agreements entered into with stock exchanges and in accordance with best practices in corporate governance. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas. The Board has constituted 10 committees, namely, Agriculture & Small Enterprises Business Committee, Audit Committee, Board Governance & Remuneration Committee, Business Strategy Committee, Credit Committee, Fraud Monitoring Committee, Risk Committee, Share Transfer & Shareholders’/Investors’ Grievance Committee, Committee of Directors and Asset Liability Management Committee. A majority

LIBERALISATION 1985 - 1994
Having consolidated its base, India was ready to open up. Private enterprise and free play of market forces were actively encouraged. ICICI saw the opportunity to diversify to meet the requirements of the new paradigm. In the wake of reforms, ICICI set up the country's first rating agency, first venture capital company and entered into asset management and banking. In this period of high growth in business, total approvals crossed Rs. 400.00 billion.

Directors’ Report

of these Board Committees are chaired by independent professional Directors, and mainly consist of independent Directors. The constitution of these Committees is given hereafter.

At March 31, 2004, the Board of Directors consisted of 18 members. There were seven meetings of the Board during fiscal 2004 - on April 25, June 27-28, July 25, August 25 and October 31 in 2003 and January 29 and February 10 in 2004. The names of Board Members, their attendance at Board Meetings and the number of other directorships and Board Committee memberships held by them at March 31, 2004 are given in the following table:

Name of Member	Board Meetings attended during the year	Attendance at last AGM (August 25, 2003)	Number of other Directorships		Number of other Committee[3] memberships
			Of Indian Companies[1]	Or Other Companies[2]
Independent non-Executive Directors
N. Vaghul	7	Present	10	11	7(4)
Uday M. Chitale	7	Present	2	4	2(2)
P. C. Ghosh	3	Absent	7	5	1
Satish C. Jha	5	Absent	3	-	2
S.B. Mathur (w.e.f. January 29, 2004)**	1	N.A.	8	5	2 (1)
L.N. Mittal	1	Absent		42
Anupam Puri	6	Absent	5	1	7(4)
Vinod Rai #	5	Absent	4	-	1
Somesh R. Sathe	7	Present	-	3	-
M. K. Sharma	5	Present	7	1	5(1)
P. M. Sinha	6	Present	3	2	3
Marti G. Subrahmanyam*		Absent	1	6	2 (1)
V. Prem Watsa (w.e.f. January 29, 2004)**	1	N.A.	-	25	-
Wholetime Directors
K.V. Kamath	7	Present	4	7	-
Lalita D. Gupte	7	Present	4	2	4
Kalpana Morparia	7	Present	6	-	6 (1)
Chanda D. Kochhar	7	Present	2	1	1 (1)
Nachiket Mor	7	Present	3	1	1
Directors for part of the year
R. Seshasayee (up to October 31, 2003)	3	Present	N.A.	N.A.	N.A.
H.N. Sinor (up to May 31, 2003)	-	N.A.	N.A.	N.A.	N.A.
S. Mukherji (up to January 31, 2004)	6	Present	N.A.	N.A.	N.A.

#	Nominee of Government of India
*	Also participated in four meetings through tele-conference
**	Also participated in one meeting through tele-conference
1	Includes companies as per the provisions of Section 278 of the Companies Act,1956.
2	Includes foreign companies and other companies that are excluded as per the provisions of Section 278 of the Companies Act, 1956.
3	Includes the Audit Committee, the Share Transfer & Shareholders’/ Investors’ Grievance Committee and the Board Governance & Remuneration Committee. Figures in brackets indicate Committee Chairmanships.

GLOBALISATION 1995 - 2004
India moved to integrate itself with the global economy. This created both challenges and opportunities. ICICI enabled consumption-led growth by accelerating the availability and affordability of retail finance and bringing world class technology to banking. ICICI Bank became the first Indian bank to list on the New York Stock Exchange and emerged as the leading universal bank in India, going on to build an international footprint with the aim of becoming a truly global Indian bank.

Directors’ Report

III. Agriculture & Small Enterprises Business Committee

Terms of Reference
The functions of the Committee include review of the business strategy of the Bank in the agri-business and small enterprises segments and review of the quality of the agricultural lending and small enterprises finance credit portfolio.

Composition
The Agriculture & Small Enterprises Business Committee, constituted effective July 1, 2003, comprises five independent Directors, namely, N. Vaghul, Satish C. Jha, Somesh R. Sathe, M. K. Sharma and P. M. Sinha and is chaired by N. Vaghul.

There was one Meeting of the Committee during the year which was attended by all the Members of the Committee.

IV. Audit Committee

Terms of Reference
The Committee provides direction to the audit and risk management function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include overseeing of the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and fixation of their remuneration, review of the annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with the inspection and audit reports of RBI and reports of statutory auditors, review of the findings of internal investigations, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders.

Composition
The Audit Committee comprises three independent Directors and is chaired by Uday M. Chitale. There were six meetings of the Committee during the year. The details of composition of the Committee and attendance at its Meetings are given in the following table:

Name of Member	Number of Meetings attended
Uday M. Chitale, Chairman	6
Somesh R. Sathe	6
M.K. Sharma (w.e.f. August 25, 2003)[1]	3
R. Seshasayee (up to October 31, 2003)[2]	3

[1]	Appointed as Alternate Chairman of the Audit Committee effective July 22, 2004.
[2]	R. Seshasayee was the Chairman of the Audit Committee upto October 31, 2003. On his resignation, Uday M. Chitale was elected as the Chairman of the Audit Committee effective January 29, 2004.

V.   Board Governance & Remuneration Committee

Terms of Reference
The functions of the Committee include recommendation of appointments to the Board, evaluation of the performance of the Managing Director & CEO and wholetime Directors on pre-determined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to wholetime Directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and

Directors’ Report

recommendation of grant of stock options to the staff and wholetime Directors of ICICI Bank and its subsidiary companies.

Composition
The Board Governance & Remuneration Committee comprises three independent Directors and is chaired by N. Vaghul. There were three meetings of the Committee during the year. The details of composition of the Committee and attendance at its Meetings are given in the following table:

Name of Member	Number of Meetings attended
N. Vaghul, Chairman	3
Anupam Puri	2
P. M. Sinha	3
R. Seshasayee (upto October 31, 2003)	1

Remuneration policy
The Board Governance & Remuneration Committee has the power to determine and recommend to the Board the amount of remuneration, including performance/achievement bonus and perquisites, payable to the wholetime Directors. The recommendations of the Committee are based on evaluation of the wholetime Directors on certain parameters, as laid down by the Board as part of the self-evaluation process.

The following table sets out the details of remuneration (including perquisites, bonus and retiral benefits) paid to wholetime Directors for fiscal 2004 and details of stock options granted for the three years ended March 31, 2004.

	K.V. Kamath	Lalita D. Gupte	Kalpana Morparia	Chanda D. Kochhar	Nachiket Mor
Break up of remuneration (Rupees)
Basic	7,440,000	5,580,000	4,020,000	3,300,000	3,300,000
Performance bonus for
fiscal 2004	3,720,000	2,790,000	2,010,000	1,650,000	1,650,000
Allowances and
perquisites 1	2,867,316	3,468,171	1,536,535	915,383	931,568
Provident fund	892,800	669,600	482,400	396,000	396,000
Superannuation	1,116,000	837,000	603,000	495,000	495,000
Stock options (Numbers)
Fiscal 2004	250,000	165,000	150,000	125,000	125,000
Fiscal 2003 2	150,000	137,500	125,000	100,000	100,000
Fiscal 2002 3	120,000	110,000	100,000	80,000	80,000

1	Includes leave travel allowance: K. V. Kamath - Rs. 1,550,000, Lalita D. Gupte - Rs. 2,325,000, Chanda D. Kochhar - Rs. 687,500 and Nachiket Mor - Rs. 687,500.
2	Include options granted on July 25, 2003: K. V. Kamath - 30,000, Lalita D. Gupte - 27,500, Kalpana Morparia - 25,000, Chanda D. Kochhar - 20,000 and Nachiket Mor - 20,000.
3	In respect of K. V. Kamath, Lalita D. Gupte and Kalpana Morparia, represent options awarded by ICICI and converted into ICICI Bank options as per the Scheme of Amalgamation.

Perquisites (evaluated as per Income-tax Rules wherever applicable and at actual cost to the Bank otherwise) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave travel concession, education

Directors’ Report

benefits, provident fund, superannuation fund and gratuity, were provided in accordance with the scheme(s) and rule(s) applicable from time to time. If accommodation owned by the Bank was not provided, the concerned wholetime Director was eligible for house rent allowance of Rs. 50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may have been provided by the Bank.

The non-executive Directors (except the nominee Director of Government of India) were paid sitting fees of Rs. 5,000 for each meeting of the Board or Committee attended by them till August 25, 2003 and Rs. 20,000 for each meeting of the Board or Committee attended by them on or after that date, as permitted by a notification issued by the Central Government on July 24, 2003. The total sitting fees paid to each of the Directors during fiscal 2004 for attending Meetings of the Board and Committees is given in the following table:

Name of Director	Sitting fees paid (Rupees)
N. Vaghul	280,000
Uday M. Chitale	395,000
P. C. Ghosh	45,000
Satish C. Jha	135,000
S. B. Mathur (w.e.f. January 29, 2004)	20,000
L. N. Mittal	5,000
Anupam Puri	100,000
Somesh R. Sathe	460,000
M. K. Sharma	150,000
P. M. Sinha	125,000
Marti G. Subrahmanyam	50,000
V. Prem Watsa (w.e.f. January 29, 2004)	20,000
R. Seshasayee (upto October 31, 2003)	50,000
Total	1,835,000

VI. Business Strategy Committee

Terms of Reference
The function of the Committee is to approve the annual income and expenditure and capital expenditure budgets for presentation to the Board for final approval and to review and recommend to the Board the business strategy of ICICI Bank.

Composition
The Business Strategy Committee comprises five Directors, namely, N. Vaghul, Anupam Puri, M. K. Sharma, P. M. Sinha and K. V. Kamath. N. Vaghul is the Chairman of the Committee and a majority of its members are independent Directors. The Committee did not meet during the year as the budget and other strategic issues were directly reviewed by the Board of Directors.

VII. Credit Committee

Terms of reference
The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals as per authorisation approved by the Board.

Directors’ Report

Composition
The Credit Committee comprises four Directors. It is chaired by N. Vaghul and a majority of its members are independent Directors. There were six meetings of the Committee during the year. The details of composition of the Committee and attendance at its Meetings are given in the following table:

Name of Member	Number of Meetings attended
N. Vaghul, Chairman	6
Satish C. Jha	3
Somesh R. Sathe	6
K. V. Kamath	6

M. K. Sharma has been inducted as an additional Member of the Committee effective August 1, 2004.

VIII. Fraud Monitoring Committee

Terms of reference
The Committee monitors and reviews all the frauds involving Rs.10.0 million and above.

Composition
The Fraud Monitoring Committee was constituted by the Board effective May 1, 2004. The Committee comprises five Directors, namely, Uday M. Chitale, M. K. Sharma, K. V. Kamath, Kalpana Morparia and Chanda D. Kochhar. Uday M. Chitale is the Chairman of the Committee.

IX. Risk Committee

Terms of reference
The Committee reviews ICICI Bank’s risk management policies in relation to various risks (portfolio, liquidity, interest rate, off-balance sheet and operational risks), investment policies and strategy and regulatory and compliance issues in relation thereto.

Composition
The Risk Committee comprises five Directors. It is chaired by N. Vaghul and a majority of its members are independent Directors. There were three meetings of the Committee during the year. The details of composition of the Committee and attendance at its Meetings are given in the following table:

Name of Member	Number of Meetings attended
N. Vaghul, Chairman	3
Uday M. Chitale	3
Marti G. Subrahmanyam[1]	2
V. Prem Watsa (w.e.f. February 10, 2004)	N.A.
K. V. Kamath	3

[1]	Also participated in one meeting through tele - conference.

X. Share Transfer & Shareholders’/Investors’ Grievance Committee

Terms of reference
The functions and powers of the Committee include approval and rejection of transfer or transmission of equity and preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, including those under stock options, review and redressal of shareholders’ and investors’ complaints, delegation of authority for opening and

Directors’ Report

operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Composition
The Share Transfer & Shareholders’/Investors’ Grievance Committee comprises four Directors and is chaired by Uday M. Chitale, an independent Director. There were 12 Meetings of the Committee during the year. The details of composition of the Committee and attendance at its Meetings are given below:

Name of Member	Number of Meetings attended

“Strategic clarity, innovation and excellence in execution are the key drivers of our performance, as we achieve and sustain market leadership across the spectrum of financial services. A vibrant organisation and a strong, performance-driven work ethic attract and retain our vast pool of talent.”

Kalpana Morparia
Deputy Managing Director

Uday M. Chitale, Chairman	12
Somesh R. Sathe	12
H. N. Sinor (up to May 31, 2003)	1
Kalpana Morparia	10
Chanda D. Kochhar (w.e.f. June 1, 2003)	7

Jyotin Mehta, General Manager & Company Secretary, is the Compliance Officer. Of the total of 402 shareholder complaints received in fiscal 2004, 400 complaints were processed to the satisfaction of shareholders. At March 31, 2004, 2 complaints were pending. These complaints have been resolved in April 2004. No applications were pending for transfer of shares as on March 31, 2004.

XI.  Committee of Directors

Terms of reference
The powers of the Committee include review of performance against targets for various business segments, credit approvals as per authorisation approved by the Board, approvals in respect of borrowing and treasury operations and premises and property related matters.

Composition
The Committee of Directors comprises all five wholetime Directors and is chaired by K.V. Kamath, Managing Director & CEO.

XII.  Asset Liability Management Committee

Terms of reference
The functions of the Committee include management of the balance sheet of the Bank, review of the asset-liability profile of the Bank with a view to manage the market risk exposure assumed by the Bank and deciding the deposit rates and Prime Lending Rate (PLR) of the Bank.

Composition
The Asset Liability Management Committee comprises the Joint Managing Director, Deputy Managing Director and two Executive Directors and is chaired by Lalita D. Gupte, Joint Managing Director.

Directors’ Report

XIII. General Body Meetings

The details of General Body Meetings held in the last three years are given in the following table:

General Body Meeting	Day, Date	Time	Venue
Extraordinary General Meeting	Friday, January 19, 2001	12.30 p.m.	Central Gujarat Chamber of Commerce Auditorium Second Floor, Vanijya Bhavan Race Course Circle Vadodara 390 007
Seventh Annual General Meeting	Monday, June 11, 2001	3.00 p.m.
Extraordinary General Meeting (court convened)	Friday, January 25, 2002	3.00 p.m.
Eighth Annual General Meeting	Monday, September 16, 2002	2.00 p.m.	Professor Chandravadan Mehta Auditorium General Education Centre Opposite D. N. Hall Ground The Maharaja Sayajirao University Pratapgunj, Vadodara 390 002
Ninth Annual General Meeting	Monday, August 25, 2003	2.00 p.m.
Extraordinary General Meeting	Friday, March 12, 2004	2.00 p.m.

No Resolutions are proposed to be voted on through postal ballot this year.

XIV.   Disclosures

1.	There are no materially significant transactions with related parties i.e., Promoters, Directors or the Management, their subsidiaries or relatives conflicting with the Bank’s interests.
2.	There were no instances of non- compliance in respect of any matter related to the capital markets, during the last three years.

XV. Means of Communication

It is ICICI Bank’s belief that all stakeholders should have access to complete information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. The ICICI Bank website (www.icicibank.com) serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank’s strategy, business segments, financial performance, operational performance, share price movements and the latest press releases.

ICICI Bank’s dedicated investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with Securities and Exchange Board of India (SEBI) and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank’s share price is released at the earliest through leading domestic and global wire agencies. ICICI Bank also circulates its half-yearly results to all its shareholders. As required by SEBI and the listing agreements, ICICI Bank files its financial and other information on the Electronic Data Information Filing and Retrieval (EDIFAR) website maintained by National Informatics Centre (NIC).

ICICI Bank’s quarterly financial results are published in the Financial Express (Ahmedabad, Bangalore, Chandigarh, Chennai, Delhi, Kochi, Kolkata and Mumbai editions) and in Vadodara Samachar (Vadodara). The financial results, official news releases and presentations are also displayed on the website of ICICI Bank.

Directors’ Report

The Management’s Discussion & Analysis forms part of the Annual Report.

XVI. General Shareholder Information

Tenth Annual General Meeting

Date	Time	Venue
Monday, September 20, 2004	2.00 p.m.	Professor Chandravadan Mehta Auditorium General Education Centre Opposite D. N. Hall Ground The Maharaja Sayajirao University Pratapgunj, Vadodara 390 002

Financial Calendar	April 1 to March 31
Book Closure	September 4, 2004 to September 20, 2004
Dividend Payment Date	September 22, 2004

Listing of equity shares/ ADRs on Stock Exchanges (with stock code)

Stock Exchange	Code for ICICI Bank
The Stock Exchange, Mumbai (BSE) Phiroze Jeejeebhoy Towers Dalal Street, Mumbai 400 001	532174
National Stock Exchange of India Limited (NSE) Exchange Plaza, Bandra - Kurla Complex Bandra (East), Mumbai 400 051	ICICI BANK EQ
New York Stock Exchange (American Depositary Receipts) [1] 11, Wall Street, New York, NY 10005, United States of America	IBN

1 Each American Depositary Receipt (ADR) of ICICI Bank represents two underlying equity shares.

Pursuant to the delisting applications made by the Bank, the equity shares of the Bank have been delisted from The Delhi Stock Exchange Association Limited effective February 11, 2004, the Madras Stock Exchange Limited effective July 7, 2004 and The Calcutta Stock Exchange Association Limited effective July 21, 2004 and the equity shares and bonds of the Bank have been delisted from the Vadodara Stock Exchange Limited effective July 22, 2004.

ICICI Bank has paid annual listing fees for fiscal 2005 on its capital to BSE and NSE where its securities now continue to be listed and traded.

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2004 on BSE and NSE are given in the following table:

Directors’ Report

Month	BSE			NSE			Total volume on BSE and NSE
	High (Rs.)	Low (Rs.)	Volume	High (Rs.)	Low (Rs.)	Volume
April 2003	138.95	121.40	8,517,139	138.90	121.15	17,212,279	25,729,418
May 2003	139.40	120.80	10,169,469	138.80	120.80	23,002,769	33,172,238
June 2003	150.20	136.25	6,679,813	150.15	136.75	19,532,093	26,211,906
July 2003	163.10	144.70	13,591,037	163.20	145.10	37,044,326	50,635,363
August 2003	184.55	146.95	18,771,176	183.70	147.15	57,443,777	76,214,953
September 2003	204.50	181.60	13,835,502	204.50	181.30	34,017,304	47,852,806
October 2003	248.10	204.30	13,885,094	247.00	204.40	31,973,927	45,859,021
November 2003	259.45	227.05	11,151,796	259.65	227.35	25,581,024	36,732,820
December 2003	301.90	255.25	47,173,681	302.20	255.50	32,121,192	79,294,873
January 2004	312.10	283.40	21,478,769	313.20	283.30	43,276,098	64,754,867
February 2004	345.75	266.90	26,445,406	348.25	267.75	61,304,537	87,749,943
March 2004	305.75	269.65	8,566,100	304.30	269.55	26,944,410	35,510,510
Fiscal 2004	345.75	120.80	200,264,982	348.25	120.80	409,453,736	609,718,718

Source: Bloomberg and NSE

The reported high and low closing prices and volume of ADRs of ICICI Bank traded during fiscal 2004 on New York Stock Exchange (NYSE) are given below:

Month	High (US$)	Low (US$)	Number of ADRs traded
April 2003	6.68	5.27	5,496,700
May 2003	6.74	5.42	4,304,900
June 2003	7.27	6.85	4,942,400
July 2003	8.65	7.23	5,683,600
August 2003	9.90	7.70	3,396,600
September 2003	10.56	9.21	4,677,800
October 2003	12.70	10.90	16,187,300
November 2003	13.35	12.06	8,693,100
December 2003	17.91	13.80	11,309,000
January 2004	18.33	15.01	21,474,600
February 2004	17.10	14.47	17,902,800
March 2004	15.95	13.50	10,376,400
Fiscal 2004	18.33	5.27	114,445,200

Source: Yahoo Finance

The performance of the ICICI Bank equity share relative to the BSE Sensitive Index (Sensex) is given in the following chart:

Directors’ Report

Share Transfer System

ICICI Bank’s investor services are handled by ICICI Infotech Limited (ICICI Infotech). ICICI Infotech operates in the following main areas of business: software consultancy and development, IT-enabled services, IT infrastructure and network and facilities management services. ICICI Infotech has received the ISO-9001 certification for its transaction processing activities.

As per SEBI guidelines, ICICI Bank’s equity shares are being traded only in dematerialised form. During the year, 6,028,463 equity shares of ICICI Bank were transferred into electronic mode, involving 85,284 certificates. At March 31, 2004 about 96.19% of ICICI Bank’s paid-up equity (including equity shares represented by ADRs constituting 25.94% of the paid-up equity share capital) comprising 592,893,127 equity shares had been dematerialised.

Physical share transfers are registered and returned typically within a period of seven days from the date of receipt, if the documents are correct and valid in all respects. A letter is sent to the shareholder giving an option to receive shares in physical or dematerialised mode. A period of 30 days is given to the shareholder for sending his intimation. The shareholder then receives the shares in the form he exercises his option for. However, effective February 10, 2004, SEBI has withdrawn its transfer-cum-demat scheme. No applications for transfer of equity shares were pending as on March 31, 2004.

The number of equity shares of ICICI Bank transferred during the last three years

(excluding electronic transfers of shares in dematerialised form) is given below:

”We are today the largest provider of retail finance in the country; blending technology, distribution and product skills to offer customer-friendly financial solutions. Going forward, we will focus on further expanding our distribution and providing a superior banking experience to our customers.”

Chanda D. Kochhar

Executive Director

	Fiscal 2002	Fiscal 2003	Fiscal 2004
Number of transfer deeds	2,114	8,140	17,675
Number of shares transferred	315,038	1,126,355	1,105,135

As required under Clause 47(c) of the listing agreements entered into by ICICI Bank with stock exchanges, a half yearly certificate is being obtained from a firm of practising Company Secretaries, with regard to, inter alia, effecting transfer, transmission, sub-division, consolidation, renewal and exchange of equity shares and bonds in the nature of debentures within one month of their lodgement. The certificates are forwarded to stock exchanges where the equity shares are listed within 24 hours of issuance and also placed before the Board.

In terms of SEBI’s circular no. D&CC/FITTC/CIR-16 dated December 31, 2002, a Secretarial Audit is being conducted on a quarterly basis by a firm of Chartered Accountants, for the purpose of, inter alia, reconciliation of the total admitted equity shares with the depositories and in the physical form with the total issued/paid-up equity capital of ICICI Bank. Certificates issued in this regard are placed before the Share Transfer & Shareholders’/Investors’ Grievance Committee and forwarded to stock exchanges where the equity shares of ICICI Bank are listed.

For any share-related queries, please call ICICI Infotech at +91-22-5592 8000, fax your query to +91-22-5592 8099 or email to investor@icicibank.com.

Directors’ Report

Registrar and Transfer Agent

The Registrar and Transfer Agent of ICICI Bank is ICICI Infotech Limited. Investor services related queries may be directed to PadmanabhanIyer at either of the addresses below:

ICICI Infotech Limited	ICICI Infotech Limited
International Infotech Park	Maratha Mandir Annex
Tower 5, 4th Floor, Navi Mumbai 400 705	Dr. A. R. Nair Road
Tel No.: +91-22-5592 8000	Mumbai Central
Fax: +91-22-5592 8099	Mumbai 400 008

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:

Rakesh Jha/Anindya Banerjee
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex, Mumbai 400 051
Tel No.	: +91-22-2653 1414
Fax No.	: +91-22-2653 1175
E -mail	: ir@icicibank.com

Information on Shareholding

Shareholding pattern of ICICI Bank at March 31, 2004

Shareholder Category	Shares	% holding
Foreign Shareholders
Deutsche Bank Trust Company Americas (Depositary for ADR holders)	159,882,118	25.94
FIIs and NRIs	288,755,773	46.85
Domestic Shareholders
Insurance Companies	91,718,371	14.88
Bodies Corporates	26,214,350	4.25
Banks and Financial Institutions	2,182,881	0.36
Mutual Funds	2,068,924	0.33
Individuals	45,569,488	7.39
Total	616,391,905	100.00

Shareholding pattern of ICICI Bank at June 30, 2004

Shareholder Category	Shares	% holding
Foreign Shareholders
Deutsche Bank Trust Company Americas (Depositary for ADR holders)	159,882,118	21.79
FIIs and NRIs	352,416,248	48.02
Domestic Shareholders
Insurance Companies	120,337,907	16.40
Bodies Corporates	33,080,295	4.51
Banks and Financial Institutions	3,632,963	0.50
Mutual Funds	4,798,651	0.65
Individuals	59,749,675	8.13
Total	733,897,857	100.00

Directors’ Report

Shareholders of ICICI Bank with more than one per cent holding at March 31, 2004
Name of the Shareholder	No. of shares	% to total No. of shares
Deutsche Bank Trust Company Americas (Depositary for ADR holders)	159,882,118	25.94
Allamanda Investments Pte. Limited	57,094,290	9.26
Life Insurance Corporation of India	51,088,134	8.29
Government of Singapore	29,944,274	4.86
HWIC Asia Fund	25,618,861	4.16
Bajaj Auto Limited	19,663,653	3.19
The New India Assurance Company Limited	16,458,471	2.67
M & G Investment Management Limited A/c The Prudential Assurance Company Limited	14,866,787	2.41
Janus Worldwide Fund	12,513,128	2.03
Templeton Global Advisors Limited A/c Templeton Funds Inc.	11,341,987	1.84
Copthall Mauritius Investment Limited	10,740,633	1.74
Emerging Markets Growth Fund Inc.	9,234,090	1.50
General Insurance Corporation of India	8,941,295	1.45
National Insurance Company Limited	8,075,659	1.31
Credit Lyonnais (Singapore) Merchant Bankers Limited	6,437,689	1.04

Shareholders of ICICI Bank with more than one per cent holding at June 30, 2004

Name of the Shareholder	No. of shares	% to total No. of shares
Deutsche Bank Trust Company Americas (Depositary for ADR holders)	159,882,118	21.79
Life Insurance Corporation of India	74,053,303	10.09
Allamanda Investments Pte. Limited	66,234,627	9.03
Government of Singapore	31,075,420	4.23
HWIC Asia Fund	33,965,361	4.63
Bajaj Auto Limited	24,957,373	3.40
The New India Assurance Company Limited	19,496,338	2.66
M & G Investment Management Limited A/c The Prudential Assurance Company Limited	15,141,759	2.06
Janus Worldwide Fund	13,324,898	1.82
Emerging Markets Growth Fund Inc.	11,483,969	1.56
Templeton Global Advisors Limited A/c Templeton Funds, Inc. (Templeton Foreign Fund)	11,341,987	1.55
General Insurance Corporation of India	10,883,795	1.48
National Insurance Company Limited	8,389,159	1.14

Distribution of shareholding of ICICI Bank at March 31, 2004

Range	No. of Folios	%	No. of shares	%
Upto 1,000	450,810	99.06	36,677,119	5.95
1,001 - 5,000	3,549	0.78	6,979,643	1.13
5,001 - 10,000	320	0.07	2,250,856	0.37
10,001 - 50,000	250	0.05	5,011,227	0.81
50,001 & above	185	0.04	565,473,060	91.74
Total	455,114	100.00	616,391,905	100.00

Directors’ Report

Distribution of shareholding of ICICI Bank at June 30, 2004

Range	No. of Folios	%	No. of shares	%
Upto 1,000	544,162	99.07	48,144,986	6.56
1,001 - 5,000	4,184	0.76	8,340,506	1.14
5,001 - 10,000	390	0.07	2,780,651	0.38
10,001 - 50,000	306	0.06	6,456,026	0.88
50,001 & above	251	0.05	668,175,688	91.04
Total	549,293	100.00	733,897,857	100.00

Outstanding GDRs/ADRs/Warrants or any Convertible Debentures, conversion date and likely impact on equity ICICI Bank has about 80 million ADRs (equivalent to about 160 million equity shares) outstanding, which constituted 25.94% of ICICI Bank’s total equity capital at March 31, 2004 and 21.79% at June 30, 2004. Currently, there are no convertible debentures outstanding.

Plant Locations - Not applicable

Address for Correspondence

Jyotin Mehta
General Manager & Company Secretary
ICICI Bank Limited, ICICI Bank Towers
Bandra-Kurla Complex, Mumbai 400 051
Tel No.	: +91-22-2653 1414
Fax No.	: +91-22-2653 1122
E-mail	: jyotin.mehta@icicibank.com

The Bank has also complied with the non-mandatory requirements with respect to corporate governance.

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this report, a certificate obtained from the statutory auditors, S.R. Batliboi & Co., Chartered Accountants, regarding compliance of conditions of corporate governance as stipulated in Clause 49 of the listing agreement.

EMPLOYEE STOCK OPTION SCHEME

In fiscal 2000, ICICI Bank instituted an Employee Stock Option Scheme (ESOS) to enable the employees and directors (including wholetime Directors) of ICICI Bank and its subsidiaries to participate in the future growth and financial success of the Bank. As per the ESOS as amended by the Scheme of Amalgamation of ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited with ICICI Bank, the maximum number of options granted to any employee/director in a year is limited to 0.05% of ICICI Bank’s issued equity shares at the time of the grant, and the aggregate of all such options is limited to five percent of ICICI Bank’s issued equity shares after the amalgamation. In April 2004, the Board approved the recommendation of the Board Governance & Remuneration Committee to modify the limit of the aggregate number of options that could be granted under the ESOS to five percent of the issued equity shares of the Bank as on the date of grant. The approval of the Members for this modification is being sought at the forthcoming AGM.

Directors’ Report

Options granted for fiscal 2003 and earlier years vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year, commencing not earlier than 12 months from the date of grant. In April 2004, the Board approved the recommendation of the Board Governance & Remuneration Committee to modify the vesting period of stock options such that all options granted for fiscal 2004 and beyond vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting each year, commencing not earlier than 12 months from the date of grant.

Options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The price of the options granted prior to June 30, 2003 is the closing market price on the stock exchange, which recorded the highest trading volume on the date of grant. The price for options granted on or after June 30, 2003 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period.

On the basis of the recommendation of the Board Governance & Remuneration Committee, the Board at its Meeting held on April 30, 2004 approved grant of 7.5 million options for fiscal 2004 to eligible employees including wholetime Directors. Each option confers on the employee a right to apply for one equity share of Rs. 10 of ICICI Bank at Rs. 300.10, which is equivalent to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period.

The total number of shares of ICICI Bank covered by the ESOS as approved by the Members is 30, 651,570. Particulars of options granted by ICICI Bank as at July 21, 2004 are given below:

"We believe that we have a unique value proposition that combines strong technology capabilities, a large balance sheet and an extensive network. These core strengths together with our focus on being at the cutting edge of new developments in the financial sector, enable us to offer best- in-class customer-focussed solutions to our clients.

Nachiket Mor

Executive Director

Options granted	28,941,975
Options vested	11,427,627
Options exercised	5,065,038
Number of shares allotted pursuant to exercise of options	5,065,038
Options forfeited/lapsed	2,190,584
Extinguishment or modification of options	-
Amount realised by exercise of options (Rs.)	740,675,541
Total number of options in force	21,686,353

Options granted by ICICI Bank to senior managerial personnel for fiscal 2004 are as follows: K.V. Kamath - 250,000, Lalita D. Gupte - 165,000, Kalpana Morparia - 150,000, Chanda D. Kochhar - 125,000, Nachiket Mor - 125,000, Bhargav Dasgupta - 75,000, M.N. Gopinath - 37,500, N.S. Kannan - 75,000, Sanjiv Kerkar - 37,500, Vishakha Mulye - 37,500, Ramni Nirula - 37,500, Nagesh Pinge - 37,500, Madhabi Puri-Buch - 75,000, K. Ramkumar - 37,500, Balaji Swaminathan - 75,000 and V. Vaidyanathan - 75,000. No employee/director has a grant, in any one year, of options amounting to 5% or more of total options granted during that year. No employee/director was granted options during any one year equal to or exceeding 0.05% of the issued equity shares of ICICI Bank at the time of the grant.

The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with Accounting Standard 20 was Rs. 26.44 in fiscal 2004. Since the exercise price of ICICI Bank’s options is the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options,

Directors’ Report

there is no compensation cost in fiscal 2004 based on the intrinsic value of options. However, if ICICI Bank had used the fair value of options based on the Black-Scholes model, compensation costs in fiscal 2004 would have been higher by Rs. 324.0 million and proforma profit after tax would have been Rs. 16.05 billion. On a proforma basis, ICICI Bank’s basic and diluted earnings per share would have been Rs. 26.13 and Rs. 25.92 respectively. The key assumptions used to estimate the fair value of options are:

Risk - free interest rate	5.122% - 5.939%
Expected life	10 Years
Expected volatility	40.065%
Expected dividends	4.060%

In respect of options granted in fiscal 2004, the weighted average price of the underlying share in the market on the date of the option grant, the weighted average exercise price of the options and the weighted average fair value of the options were Rs. 132.72 per share, Rs. 132.65 per option and Rs. 46.23 per option respectively.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:
1.	that in the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures;
2.	that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit or loss of the Bank for that period;
3.	that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 1956 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities; and
4.	that they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, RBI, SEBI and overseas regulators for their continued co-operation, support and advice. ICICI Bank wishes to thank its investors, the domestic and international banking community, investment bankers, rating agencies and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation to all the employees, whose outstanding professionalism, commitment and initiative has made the organisation’s growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board

Place :	Mumbai	N. VAGHUL
Date :	July 23, 2004	Chairman

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

To the Members of ICICI Bank Limited

We have examined the compliance of conditions of corporate governance by ICICI Bank Limited (’Bank’), for the year ended on March 31, 2004, as stipulated in clause 49 of the Listing Agreements entered into by the said Bank with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Bank for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreements.

We state that no investor grievances are pending for a period exceeding one month against the Bank as per the records placed before the Share Transfer & Shareholders'/Investors' Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

S.R. Batliboi & Co.
Chartered Accountants

per Viren H. Mehta
Partner
Membership No.: 048749

Mumbai : July 23, 2004

BUSINESS OVERVIEW

ECONOMIC OVERVIEW

The Indian economy recorded strong growth during fiscal 2004, in an environment of resurgent industrial performance, agricultural recovery supported by a good monsoon, sustained services sector growth and a global economic revival. The Central Statistical Organisation has estimated overall GDP growth at 8.2% for fiscal 2004. While the agriculture sector grew by 9.1% in fiscal 2004 compared to a negative growth of 5.2% in fiscal 2003, the industrial sector also recorded a higher growth of 6.8% against 6.2% in the previous year. Industrial recovery was primarily driven by the manufacturing sector, especially textiles, steel, cement and transport equipment. The services sector, which now accounts for 56% of India's GDP, grew by 8.5% in fiscal 2004 compared to 7.2% in fiscal 2003.

The above growth trends were accompanied by continued macro-economic stability, moderate inflation, orderly currency market conditions and comfortable foreign exchange reserves. Exports in dollar terms rose by 17.3% and exceeded US$ 60.00 billion in fiscal 2004. During April 2004, exports rose by 19.9%. The current account recorded a surplus for the third consecutive year in fiscal 2004. The current account showed a surplus of US$ 8.72 billion during fiscal 2004. The growth in exports was largely driven by manufactured goods, particularly engineering goods, chemicals and related products and gems and jewellery. Import of capital goods registered higher growth in fiscal 2004, reflecting revival of investment demand in the economy. The growth in merchandise and services exports led to a healthy current account position and was partially responsible for the rapid increase in foreign exchange reserves, which stood at US$ 120.78 billion as of July 9, 2004. Non-debt capital inflows also contributed significantly to the increase in foreign exchange reserves. The Indian rupee appreciated by 8.7% vis-à-vis the US Dollar during fiscal 2004 and then depreciated by 6.4% during the current fiscal year, through July 22, 2004.

The year also witnessed buoyant capital markets, with improving valuations and renewed primary market activity. The markets also saw significant structural changes and developments. Trading in interest rate futures, which provides a mechanism for banks and financial institutions to hedge their positions in a volatile interest rate regime, was introduced. Rolling settlement in the equity markets was introduced in fiscal 2004.

The average annual rate of inflation in terms of the Wholesale Price Index (WPI) was 5.2% at the end of March 2004. In view of India's resilience to shocks, reasonable level of food stocks and the comfortable foreign exchange reserves, Reserve Bank of India (RBI), in its Annual Policy Statement for fiscal 2005, stated that the price situation is unlikely to cause concern to macro stability in fiscal 2005. RBI has kept key interest rates unchanged and has announced measures to increase flow of credit to agriculture, small and medium enterprises and infrastructure and develop credit delivery mechanisms. The Union Budget for fiscal 2005 has focused on stimulating investment in infrastructure and holistic development of the rural economy, supported by revenue measures to address fiscal priorities. While agricultural growth will depend on the monsoon, the growth prospects for fiscal 2005 based on the continued growth momentum in industry and services, appear to be favourable.

FINANCIAL SECTOR OVERVIEW

Fiscal 2004 saw significant developments in the financial sector. In terms of credit growth, the banking system continued to witness robust growth in retail credit, with indications of revival in corporate credit demand as well. The year also saw significant growth in securitisation of debt, which is positive for the

BUSINESS OVERVIEW

future of financial intermediation in India. Liquidity in the system continues to be strong supported by steady deposit growth, with excess liquidity being absorbed by RBI's Liquidity Adjustment Facility and the newly-introduced Market Stabilisation Scheme.

The year witnessed an improvement in the financial position of banks, with large provisions being made against non-performing loans by utilising treasury gains arising from the declining interest rate environment. The bond buyback scheme of the Government of India also provided banks an opportunity to realise gains and cushion the impact of credit losses. Asset Reconstruction Company (India) Limited was operationalised during the year and commenced acquisition of non-performing assets. The Honourable Supreme Court has upheld the constitutional validity of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest (SARFAESI) Act, 2002, thus paving the way for speedy recovery of distressed secured debt.

The Indian banking system continued to make rapid progress towards international benchmarks and best practices, with the adoption of the 90-day rule for recognition of non-performing assets effective fiscal 2004, the accelerated provisioning norms announced recently and the introduction of capital charge for market risk. Efficiency in the banking system, which plays a pivotal role in economic activity was sought to be enhanced by the introduction of the Real Time Gross Settlement System.

As a result of the process of reform, the Indian banking system now operates in an increasingly more efficient and competitive environment and is well-placed to support the larger economy to achieve sustained growth.

ORGANISATION STRUCTURE

Our organisational structure is designed to be flexible and customer-focused, while seeking to ensure effective control and supervision and consistency in standards across the organisation and align all areas of operations to overall organisational objectives. The organisation structure is divided into four principal groups - Retail Banking, Wholesale Banking, International Business and Corporate Centre.

The Retail Banking Group (RBG) is responsible for our products and services for retail customers and small enterprises including various credit products, liability products (including our own products as well as distribution of third party products) and transaction banking services.

The Wholesale Banking Group (WBG) is responsible for our products and services for corporate clients, including credit and treasury products, project finance, structured finance and transaction banking services. This group is also responsible for our securitisation activities. The Rural, Micro-banking & Agri-business Group (RMAG) forms part of WBG. A separate dedicated team within WBG is responsible for our proprietary trading activities. The Special Assets Management Group (SAMG) is responsible for non-performing and restructured loans.

The International Business Group is responsible for our international operations, including our operations in various overseas markets as well as our products and services for non-resident Indians (NRIs) and our international trade finance and correspondent banking relationships.

The Corporate Centre comprises all shared services and corporate functions, including finance and balance sheet management, secretarial, investor relations, risk management, legal, human resources and corporate branding and communications.

BUSINESS OVERVIEW

In addition to the above, there are certain specialised groups namely, Technology Management Group (TMG) which is responsible for enterprise-wide technology initiatives, Organisational Excellence Group (OEG) which is responsible for quality initiatives and Social Initiatives Group (SIG) which is responsible for our social and community development activities.

BUSINESS REVIEW

During fiscal 2004, ICICI Bank continued to diversify its asset base and increase its market share in key target areas by leveraging the synergies arising from the merger of ICICI with ICICI Bank and capitalising on emerging opportunities. Focus on innovation in products, processes and distribution continued to underpin all our initiatives.

Retail Banking

Retail banking is a key element of our growth strategy. Over the past few years, the Indian retail finance market has witnessed a paradigm shift in consumer preferences and expectations from the banking industry. There has been an upward movement of household income levels, thereby increasing the saving potential of households, as also the increased acceptance of retail finance and the use of credit to finance purchases.

We have capitalised on the growing retail opportunity in India and have emerged as a market leader in retail credit. We follow a two-fold strategy: acquiring new customers by offering high value products through a wide distribution network as well as cross-selling to existing customers and increasing relationship sizes through customer-centric, innovative products and services. Our retail strategy is backed by strong credit and operating processes and technology capabilities.

In fiscal 2004, we extended our market leadership to various segments of the retail credit business, including home loans, car loans, personal loans and credit cards. Our total retail disbursements in fiscal 2004 (excluding vehicle inventory financing and increase in credit card receivables) were approximately Rs. 288.00 billion. Our total retail portfolio increased from Rs. 191.60 billion at March 31, 2003 to Rs. 334.24 billion at March 31, 2004, constituting 54% of loans and 47% of customer assets. Cross-selling has emerged as one of the significant drivers of retail credit growth. In fiscal 2004, cross-sell accounted for approximately 20% of home loans and auto loans approved and approximately 50% of credit cards issued. We continued our focus on retail deposits, which reduced our funding cost and enabled us to create a stable funding base. Our deposit customer base in fiscal 2004 increased to 6.4 million.

At March 31, 2004, we had 413 branches and 56 extension counters across India. We continued to expand our electronic channels, namely Internet banking, mobile banking, call centres and ATMs, and migrate customer transaction volumes to these channels. During fiscal 2004, about 70% of customer induced transactions took place through these channels. We increased our ATM network to 1,790 ATMs in fiscal 2004, and entered into ATM sharing arrangements with other banks. Our call centers, with a seating capacity of 1,750, handle more than 0.15 million customer contacts per day. At the same time, we have focused on leveraging our physical infrastructure and offering customers enhanced convenience and flexibility with the introduction of extended branch banking hours from 8 a.m. to 8 p.m., six days a week. This pioneering “8-to-8” initiative has so far been rolled out in 245 of our branches. With the foundation of a strong multi-channel distribution network, we have successfully developed a robust model for distribution of third party products like mutual funds, Government of India

BUSINESS OVERVIEW

relief bonds, foreign exchange and insurance products, with market leadership in these areas. The third party distribution model also enables us to offer the customer a complete basket of financial products, while leveraging our distribution capability to earn fee income from third parties. www.ICICIdirect.com (ICICIdirect) provides Internet-based share trading, with complete end-to-end integration for seamless electronic trading on stock exchanges. ICICIdirect has a rating of “TxA1” from CRISIL, indicating highest ability to service broking transactions.

We are also rolling out our strategy with regard to small enterprises, with a focus on liability products and transaction banking services, as well as working capital loans to suppliers or dealers of large corporations, and clusters of small enterprises that have a homogeneous profile. Our “Roaming Current Account” product for small enterprises has been highly successful and we are seeking to widen our product offering and client coverage in this segment.

Wholesale Banking

Our corporate banking strategy is based on providing comprehensive and customised financial solutions to our corporate customers. In addition to growth in revenues and market share, we are focused on generating adequate return on capital through risk-based pricing models and proactive portfolio management.

Fiscal 2004 saw us building on our competencies in structured finance and leveraging them in path-breaking securitisation deals of both corporate and retail asset pools. The focus in structured finance in fiscal 2004 was also to develop the market for syndication and securitisation of loans. Our ability to take large exposures, coupled with our deal structuring capabilities, made it possible for us to record significant volumes of securitised assets in fiscal 2004. We have concluded the two largest auto-pool securitisations in India.

With a view to further strengthen our sustainable sources of income, we increased our focus on trade finance and cash management services. We have successfully used technology, both as an enabler and a differentiator, to achieve high penetration levels in the transaction banking business. The centralisation of processing facilities in fiscal 2003 was followed by enhanced focus on process improvements and compliance resulting in over 70% of our processes being six-sigma compliant.

The corporate markets business focused on delivery of market solutions such as foreign exchange products, derivatives and market-making in corporate bonds to our corporate clients. There was significant growth in foreign exchange transactions, swaps and loan syndication. A key activity of this business was continuous, broad-based market-making in various markets. A significant milestone was achieved in the market making activity by expanding the product suite to include foreign exchange options against Indian Rupee as RBI allowed them to be traded with effect from July 7, 2003. The Bank has emerged as one of the largest market-makers in merchant as well as inter-bank markets for this product.

We have strengthened our corporate relationships in fiscal 2004, gaining entry into lending consortia of a number of large public sector units. We have achieved success in our public sector relationships while keeping up momentum in the private sector that saw us consolidate on the foundations laid in the previous years to become a key financial solutions provider for leading corporates. Our dedicated

BUSINESS OVERVIEW

Government Banking Group focused on building and strengthening relationships with central and state governments. We obtained the mandate for income tax collection across the country and sales tax collection in two states.

The focus of our proprietary trading operations was to maximise profits from positions across key markets including corporate bonds, government securities, interest-rate swap, equity and foreign exchange markets.

Project Finance

The infrastructure sector in India is expected to witness significant growth. The road sector has witnessed significant activity, particularly on account of the highway projects of National Highways Authority of India (NHAI). The Government of India has embarked on a project for development of 10,000 kilometres of national highways, which envisages significant private sector participation. The NHAI is also in the process of awarding projects on Build-Own-Transfer (BOT) basis as part of the second phase of development of the North-South, East-West Corridor. In the port sector, significant investments are expected to create additional container terminal and bulk cargo-handling capacities in the country, including modernisation of existing major ports and setting up of green field ports. In the airport sector, there are currently two green-field international airports proposed in Hyderabad and Bangalore, as well as modernisation of Mumbai and Delhi airports. The power sector is expected to benefit from implementation of comprehensive reforms both at the national and the state levels which are likely to result in business opportunities across the power supply chain. In the oil and gas sector, the fourth round of bidding for exploration blocks under New Exploration Licensing Policy has been completed. The recent gas discovery in the Krishna-Godavari basin has generated significant interest among multinational oil majors in the upstream oil sector in the country. Gas Authority of India Limited (GAIL) has conceptualised a National Gas Grid project in phases linking various gas sources and potential markets.

Fiscal 2004 was marked by significant industrial recovery driven by increased global demand and improved competitive strength of Indian industry. The buoyancy in Index of Industrial Production was contributed mainly by improved performance achieved by the metals, cement, automobile and consumer durables sectors in the manufacturing and core industry segments. The core and the manufacturing sector are expected to witness significant activity going forward.

We have, over the years, developed project-financing expertise across all the major sectors and are well positioned to leverage the emerging opportunities in both infrastructure and manufacturing sectors. We continue to maintain a leadership role in new policy initiatives in the project finance sector. ICICI Bank was a member of the Task Forces on Power Sector Investments and Reforms and Interlinking of Rivers, advised the Ministry of Communications and Telecom Regulatory Authority of India on the steps needed for catalysing investments in the telecom sector and proactively formulated a new approach with the Indian Railways for developing projects in public-private partnership. We are a member of the inter-institutional group set up for evaluation and financial closure of infrastructure projects. Our project finance business is focused on identifying and investing in attractive project finance opportunities and on structuring and syndication of finance for large projects by leveraging our expertise in project financing, and churning our project finance portfolio to prevent portfolio concentration and to manage portfolio risk. We view our role not only as providers of project finance but also as arrangers and

BUSINESS OVERVIEW

facilitators, creating appropriate financing structures that serve as financing and investment vehicles for a wider range of market participants.

Rural banking and agri-business

In rural banking, our objective is to build an integrated and sustainable model for delivery of financial services to rural India. We have achieved significant success in this area, meeting our agricultural lending obligations as directed by RBI for two years in succession. Our agricultural finance portfolio at March 19, 2004 was Rs. 42.06 billion, compared to about Rs. 22.67 billion at March 21, 2003. Our focus in agricultural finance is to work towards efficiency across the entire value chain, to ensure value realisation for the farmer while mitigating the credit risk assumed by us. We have created innovative structured financial products such as water harvesting structures to enable continuous irrigation for sugar farmers and retail focused products such as warehouse receipt based financing through third party warehouses. We have successfully launched a multi channel strategy comprising mandi branches targeting agri-intermediaries, micro finance institutions and cooperatives targeting focused agri clusters, as well as the trader channel. During fiscal 2004 we concluded a pioneering micro-credit securitisation and our subsidiary, ICICI Lombard General Insurance Company Limited successfully piloted a weather insurance product. Going forward, we will seek to expand our rural outreach through the development of cost-effective delivery channels. We have launched a successful pilot of low cost channels with rural Internet kiosks and are the first Bank to build such a technology-based channel for rural India. We have also developed a low cost ATM. We view the rural markets as a growth opportunity, rather than targeting them only for meeting regulatory requirements. There is a need for an integrated approach to rural banking, that will improve access to financial services and facilitate wider participation in the mainstream economy, while earning sustainable returns and delivering value to our stakeholders.

Special Assets Management

The Special Assets Management Group (SAMG) was setup to focus exclusively on resolution of large non-performing assets and accounts under watch. SAMG has achieved significant success in this role, through successful restructuring of several large projects and settlement of non-performing assets, supported by the improving economic and industrial environment. Asset Reconstruction Company (India) Limited (ARCIL) is now operational and acquired net non-performing assets aggregating Rs. 12.51 billion from us in fiscal 2004.

International Business

We set up our international banking group in fiscal 2002 to cater to the cross-border needs of clients and leverage on our domestic banking strengths to offer products internationally. The group has adopted an organic and alliance-based strategy for facilitating a phased and progressive international expansion. The initial focus was to tap the non-resident Indian (NRI) market segment across key geographies, namely, the United States, Canada, the United Kingdom, South-East Asia and the Middle East. Having established a strong franchise in the NRI business, the key objectives for fiscal 2004 were to roll out operations across key overseas locations, build the ICICI Bank brand overseas, increase market share in trade finance by leveraging and further strengthening correspondent banking relationships and expand and strengthen franchise in NRI products.

BUSINESS OVERVIEW

ICICI Bank currently has representative offices in the United States, United Arab Emirates, China and Bangladesh, subsidiaries in the United Kingdom and Canada and branches in Singapore and Bahrain. The Bank has also received regulatory approval to set up a representative office in South Africa and is currently awaiting approval from the host country regulator to set up a subsidiary in Russia. ICICI Bank has also received the approval of RBI for setting up branches in Sri Lanka and the United States.

Our overseas subsidiaries and branches launched several products during the financial year including NRI banking products such as deposits, savings accounts and remittances, retail products such as deposits and loans, cash-backed lending to small and medium enterprises and high net worth individuals, trade finance and loan syndication. We have undertaken significant brand-building initiatives in international markets and have emerged as one of the most recognised financial services brands for NRIs, for a banking relationship in India. Over fiscal 2004, we have further built on our key strengths in the NRI services business, which include strong customer relationships, competitive pricing, comprehensive product suite, distribution and branch network in India and overseas partnerships and alliances. We have over 160,000 NRI customers today. We are also exploring opportunities in the international private banking segment to service the wealth management needs of the large and growing population of affluent and high networth NRIs.

In order to increase our distribution reach overseas and capture a larger market share of the NRI segment, we have forged alliances with several leading international banks. These alliances have enabled us to provide greater value to our NRI customers by seamlessly catering to their local and India-related banking needs.

We have also extensively expanded relationships with banks in new regions in fiscal 2004. We made a foray into new markets, in particular the SAARC countries to capture the remittance and trade flows with Nepal, Sri Lanka and Bangladesh. We also successfully raised US$ 300.00 million through an issue of Euro bonds. International Financial Review rated this transaction as “Emerging Asia Bond Deal of the Year”.

CREDIT RATING

ICICI Bank's credit ratings from various credit rating agencies are given below:

Agency	Rating

Moody’s Investor Service (Moody’s)	Baa3
Standard & Poors (S&P)	BB
Credit Analysis & Research Limited (CARE)	CARE AAA
Investment Information and Credit Rating Agency (ICRA)	LAAA

RISK MANAGEMENT

Risk is an integral part of the banking business and we aim at the delivery of superior shareholder value by achieving an appropriate trade-off between risk and returns. We are exposed to various risks, including credit risk, market risk and operational risk. Our risk management strategy is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The policies and procedures established for this purpose are continuously benchmarked with international best practices. The risk management function is supported by a comprehensive range of quantitative and modeling tools developed by a dedicated risk analytics team.

BUSINESS OVERVIEW

We have set up two dedicated groups, the Risk Management Group (RMG) and the Compliance & Audit Group (CAG) which are responsible for assessment, management and mitigation of risk in ICICI Bank. These groups form part of the Corporate Centre, are completely independent of all business operations and are accountable to the Risk and Audit Committees of the Board of Directors. RMG is further organised into Credit Risk Management Group, Market Risk Management Group, Retail Risk Management Group and Risk Analytics Group. CAG is further organized into the Credit Policies, RBI Inspection & Anti-Money Laundering Group and the Internal Audit Group.

Credit Risk

Credit risk is the risk that a borrower is unable to meet its financial obligations to the lender. In respect of corporate credit products, we measure, monitor and manage credit risk for each borrower and also at the portfolio level. We have standardised credit approval processes, which include a well-established procedure of comprehensive credit appraisal and rating. We have developed internal credit rating methodologies for rating obligors as well as for products/ facilities. The rating factors in quantitative and qualitative issues and credit enhancement features specific to the transaction. The rating serves as a key input in the approval as well as post-approval credit processes. Credit rating, as a concept, has been well internalised within the Bank. The rating for every borrower is reviewed at least annually and for higher risk credits and large exposures on a more regular basis. Industry knowledge is constantly updated through field visits, interactions with clients, regulatory bodies and industry experts. In respect of retail credit products, we have a system of centralised approval of all products and policies and monitoring of the retail portfolio. We continuously refine our retail credit parameters based on portfolio analytics.

Market Risk

Market risk is the risk of loss resulting from changes in interest rates, foreign currency exchange rates, equity prices and commodity prices. Our exposure to market risk is a function of our trading and asset-liability management activities and our role as a financial intermediary in customer-related transactions. The objective of market risk management is to minimise the impact of losses due to market risk, on earnings and equity capital.

Market risk policies include asset-liability management (ALM) policies and policies for the investment portfolio. ALM policies are approved by the Asset-Liability Management Committee (ALCO) of the Board of Directors. ALCO's role encompasses stipulating liquidity and interest-rate risk limits, monitoring risk levels by adherence to set limits, articulating the organisation's interest rate view and determining business strategy in the light of the current and expected business environment. These sets of policies and processes are articulated in the ALM policy. A separate set of policies for the investment portfolio address issues related to investments in various investment products and are approved by the Committee of Directors (COD) of the Board. RMG exercises independent control over the process of market risk management and recommends changes in processes and methodologies for measuring market risk.

Interest rate risk is measured through the use of re-pricing gap analysis and duration analysis. Liquidity risk is measured through gap analysis. We ensure adequate liquidity at all times through systematic funds planning and maintenance of liquid investments as well as by focusing on more stable funding sources such as retail deposits. We mitigate our exposure to exchange rate risk by stipulating daily stop-loss limits and position limits.

BUSINESS OVERVIEW

The Treasury Middle Office Group monitors the asset-liability position under the supervision of the ALCO. It also monitors treasury activities, including determining compliance with various exposure and dealing limits, verifying the appropriateness and accuracy of various transactions, confirming these transactions, tracking the daily funds position and all treasury-related management and regulatory reporting.

Operational Risk

Operational risk can result from a variety of factors, including failure to obtain proper internal authorisations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. We attempt to mitigate operational risk by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning. Processes have been categorised based on the frequency and impact of the operational risk that they carry. Based on this classification, mitigants have been outlined to reduce the risk. We have initiated work on modelling the impact of losses arising out of operational risk inherent in different processes as part of our approach towards the new Basel Capital Accord.

The Middle Office Group monitors adherence to credit and investment procedures. The Internal Audit Group undertakes a comprehensive audit of business groups and other functions, in accordance with a risk-based audit plan. This plan allocates audit resources based on an assessment of the operational risks in the various businesses. We have been a pioneer in the implementation of a risk-based audit methodology in the Indian banking sector. The Internal Audit Group conceptualises and implements improved systems of internal controls to minimize operational risk.

TREASURY

Effective fiscal 2004, we restructured our treasury operations to separate the balance sheet management function (which now forms part of the Finance Group), the corporate markets business and the proprietary trading activity (both of which are now part of the Wholesale Banking Group, as described earlier). In fiscal 2004, the balance sheet management function managed interest rate sensitivity by actively using rupee interest rate swaps as well as by rebalancing the duration of the government securities portfolio held for compliance with statutory liquidity reserve (SLR) norms. During the year, we also introduced the ICICI Bank Advance Rate (I-BAR), a benchmark prime lending rate in line with the RBI and Indian Banks' Association (IBA) guidelines for pricing new loans.

In line with the expansion of international business of the bank, the treasury also expanded its functioning across geographies internationally. A treasury function was set up at Singapore for supporting operations of the Singapore branch. Similarly treasury operations were set up to support operations of the Offshore Banking Unit at Mumbai.

INFORMATION TECHNOLOGY

We are at the forefront of usage of technology in the financial services sector in India. We use information technology as a strategic tool for our business operations, to gain competitive advantage and to improve overall productivity and efficiency of the organisation. All the technology initiatives are

BUSINESS OVERVIEW

aimed at enhancing value, offering customers enhanced convenience and improved service while optimizing costs. Our focus on technology emphasises enhanced level of customer services like 24/7 access and multi-channel banking; cost efficiency through automation and workflow management, wider and focused market reach and opportunities for cross-selling; and the use of application of information systems to effectively monitor and control risks. ICICI Bank has three technology groups, namely, the Wholesale Product & Technology Group, the Retail Technology Group and the Technology Management Group. The Wholesale and Retail Technology Groups are dedicated to the planning and management of technology requirements for corporate and retail products, respectively. These groups are embedded within the Retail and Wholesale Banking Groups to ensure effective synergy between business operations and technology. The Technology Management Group, which reports to the Managing Director & CEO, is responsible for enterprise-wide technology initiatives and policy and plays a key role in identifying technologies for the future.

We use a combination of physical and electronic delivery channels to maximise customer choice and convenience, which has helped differentiation of products in the marketplace. We have one of the largest ATM networks in the country with 1,790 ATMs, and have also entered into ATM sharing arrangements with other banks. We offer a wide range of information and transactional services to our customers through our website on a 24/7 basis. We offer a secure and user-friendly platform for forex trading through the Internet that makes it easy for customers to get live prices for the deals and transact from virtually anywhere in the world.

HUMAN RESOURCES

At March 31, 2004 we had 13,609 employees. In fiscal 2004, we continued our focus on talent management, in India and across other geographies where we are present, as an essential element of our strategy and as a key management focus. Our talent management initiative involves enhancing our talent pool through recruitment and capability development to support our commitments to our stakeholders.

We undertake talent acquisition to bring new skills, competencies and experience into the organisation and meet the requirements of rapidly growing businesses. We are a preferred employer, both in top business schools and other educational institutions and in lateral recruitment. The wide range of career opportunities offered across the entire spectrum of financial services and our focus on capability development have ensured attraction of quality talent. We ensure high quality in our talent pool through a stringent selection process with rigorous testing and profile matching procedures.

We believe that building a learning organisation is critical for being competitive in products and services and meeting customer expectations. Classroom training programmes at a dedicated training facility train, on an average, 1,600 employees a month. Advanced e-learning solutions are used by over 95% of employees and promote “anytime anywhere learning”. The share of e-learning in total training is approximately 50%, compared to a global benchmark, as per a study by American Society for Training & Development (ASTD) in 2002, of 20%. We build capability through encouraging cross-functional movement, thereby leveraging talent across the organisation and providing new opportunities to employees. We focus on leadership development as an integral part of talent management. A study conducted by Hewitt Associates in 2003 places us in the top five “Companies for Leaders” in the Asia-Pacific, in terms of building and managing talent. Various tools such as capability

BUSINESS OVERVIEW

profiling, 360-degree feedback mechanisms, coaching and mentoring initiatives provide the base for building leadership capabilities. Leadership development is also aligned with the performance management system to identify, develop and nurture potential. The performance management system, based on the balanced score card philosophy, also provides a structured platform to reinforce the organisation's achievement-oriented culture. ICICI Bank has clearly defined performance parameters and employee empowerment for achievement of goals.

ORGANISATIONAL EXCELLENCE

The Organisational Excellence Group, headed by a Senior General Manager who reports to the Managing Director & CEO, is engaged in institutionalising quality in the Bank by building skills and capabilities in various quality frameworks. The Group has evolved a holistic workplace transformation model encompassing various quality methodologies including Five S and Six Sigma. This initiative is aimed at improving workplaces, processes and customer touchpoints through a step-wise, structured approach. A key initiative undertaken by the Group is the implementation of Five S, which endeavours to address process and service issues through active involvement and participation at all levels in the organisation. We are rolling out Five S across our offices and branches. The Group partners with business units to help align quality initiatives with business targets. The Group also supports other ICICI group companies in their quality initiatives.

COMMUNITY DEVELOPMENT

Our social initiatives are designed to improve the capacities of the poorest of the poor to participate in the larger economy. We believe that optimising child health in the early years, providing universal elementary education and maximising access to micro financial services are critical for facilitating effective participation.

Early Child Health

Through our work in Early Child Health, we aim to maximise the proportion of infants born healthy and ensure optimal growth and development outcomes in the first three years of life. In fiscal 2004, we initiated projects to achieve these goals in urban areas. We entered into a partnership with the Society for Nutrition Education and Health Action, Mumbai to (a) develop a scalable strategy for timely and appropriate maternal and neonatal referrals (b) develop effective 'models' for delivery of antenatal, postnatal and neonatal care services in urban areas and (c) innovate strategies of involving urban slum communities to ensure timely access to and appropriate quality of services.

On the rural front, we consolidated our partnerships with the Government of Jharkhand and our various non-government organization (NGO) partners including Krishi Gram Vikas Kendra, Ranchi and Child In Need Institute, Kolkata. These partnerships have been formulated to pilot community based strategies for converging the design and delivery of existing health and nutrition services and improving the quality of Behaviour Change Communication.

Elementary Education

The aim of our work in elementary education is to maximise the number of 14 year-olds who have a basic level of education. We believe education should at the very least enable every individual to participate meaningfully in social, political and economic processes, and to avail of opportunities to

BUSINESS OVERVIEW

learn advanced skills throughout life. During fiscal 2004, as a continuation of our strategy to improve teacher performance, we focused on establishing / supporting resource organisations to build the capacity of educational structures. Two resource organisations, Digantar and Vidya Bhawan Society, were supported.

In fiscal 2004, we also initiated work with the Government of Chhattisgarh and with the resource groups supported by it. The work involved several rounds of intensive workshops for training of the state functionaries. The direct outcomes of this association are the preparation of curriculum, syllabus, and textbooks for certain schooling levels.

Micro Financial Services

In this area, we have been working towards increasing the access of the poorest of the poor to financial services including banking, credit, savings and insurance. The main elements of our strategy in micro finance are creating interfaces between mainstream financial service providers/markets and community-based organisations to maximise outreach, leveraging technology to reduce the costs of micro finance delivery and catalysing the development of appropriate financial products for poor households.

In fiscal 2004, we focussed on increasing access to micro financial services through a variety of approaches. These include development of low cost Internet kiosks and entrepreneur channels. We also entered into a partnership with SEWA Bank to increase its outreach from two hundred thousand to a million poor women. A joint venture with Grameen Foundation USA was established with the objective of increasing capital flows to micro finance institutions, which in turn would enable them to expand their reach.

PUBLIC RECOGNITION

During fiscal 2004, we received several prestigious awards in recognition of our business strategies, customer service levels, technology focus and human resource practices, including:

  “Best domestic commercial bank in India” by Asiamoney
  “Best emerging bank in India” by Global Finance
  “Best multi-channel strategy 2003” by the Banker Magazine, UK
  “Bank of the Year 2003, in India” by The Banker Magazine of UK
  “Excellence in Retail Financial Services 2003” award by Asian Bankers Journal

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIALS AS PER INDIAN GAAP

Summary

ICICI Bank's operating profit before provisions increased 71.9% to Rs. 23.72 billion in fiscal 2004 from Rs. 13.80 billion (excluding capital gain on sale of ICICI Bank shares held by erstwhile ICICI Limited) in fiscal 2003, due to a 55.8% increase in non-interest income (excluding capital gain on sale of ICICI Bank shares held by erstwhile ICICI Limited) to Rs. 30.65 billion and 32.0% increase in net interest income to Rs. 18.79 billion, offset, in part, by a 27.8% increase in total non-interest expense to Rs. 25.71 billion.

Prior to the merger of erstwhile ICICI Limited (ICICI) with ICICI Bank, in accordance with the Scheme of Amalgamation, 101.4 million shares of ICICI Bank held by ICICI were transferred to the ICICI Bank Shares Trust to be divested by the Trust with ICICI Bank as the beneficiary of the proceeds of this divestment. In fiscal 2003, the ICICI Bank Shares Trust divested its shareholding in ICICI Bank at an average price of approximately Rs.130 per share (the average acquisition cost for ICICI being approximately Rs. 12.27 per share), resulting in capital gains of Rs. 11.91 billion. In fiscal 2003, ICICI Bank made additional/accelerated provisions of Rs. 16.86 billion against loans and investments, primarily relating to ICICI's portfolio.

Profit after provisions and tax increased 35.7% to Rs. 16.37 billion in fiscal 2004 from Rs. 12.06 billion in fiscal 2003. Return on average equity increased to 21.8% in fiscal 2004 from 18.3% in fiscal 2003. Return on average assets increased to 1.4% in fiscal 2004 from 1.1% in fiscal 2003.

Total assets increased 17.2% to Rs. 1,252.29 billion at March 31, 2004 from Rs. 1,068.12 billion at March 31, 2003 with advances increasing 16.5% to Rs. 620.96 billion and investments increasing 20.5% to Rs. 427.43 billion. Reflecting ICICI Bank's strategy of growth in its retail portfolio, retail advances increased 74.7% to Rs. 334.24 billion at March 31, 2004, constituting 53.8% of total advances compared to 35.9% at March 31, 2003. Total deposits increased 41.4% to Rs. 681.09 billion at March 31, 2004, constituting 63.1% of the total funding compared to 52.2% at March 31, 2003.

Operating results data

The following table sets forth, for the periods indicated, the operating results data.

	Fiscal 2003	Fiscal 2004	% change

Interest income	93.68	88.94	(5.1)
Interest expense	79.44	70.15	(11.7)
Net interest income	14.24	18.79	32.0
Non - interest income	19.67	30.65	55.8
- Fee income (1)	8.47	11.75	38.7
- Treasury income	4.47	13.14	194.0
- Lease income (2)	5.37	4.22	(21.4)
- Others	1.36	1.54	13.2
Operating income	33.91	49.44	45.8
Operating expense	15.35	19.99	30.2
Direct marketing agency expense (3)	1.62	2.94	81.5
Lease depreciation	3.14	2.79	(11.4)
Operating profit	13.80	23.72	71.9
Profit on sale of ICICI Bank shares	11.91	-	-
Provisions (including additional/
accelerated provisions), net of write backs	17.91	4.70	(73.8)
Tax, net of deferred tax	(4.26)	2.65	-
Profit after tax	12.06	16.37	35.7

(1) Includes merchant foreign exchange income           (2) Excludes merchant foreign exchange income
(3) Other than on car loans, which is reduced from the interest income.
All amounts have been rounded off to the nearest Rs. 10.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Key ratios

The following table sets forth, for the periods indicated, the key ratios.

	Fiscal 2003	Fiscal 2004

Return on equity (%)	18.30	21.81
Return on assets (1)	1.15	1.44
Earnings per share (Rs.)	19.68	26.66
Book value (Rs.)	113.10	127.27
Cost to income (%) (2)	49.88	42.85

(1) Return on assets is based on average daily assets.

(2) Cost includes operating expense excluding direct marketing agency expense and lease depreciation. Total income includes net interest income and non-interest income (excluding gain on sale of ICICI Bank shares) and is net of lease depreciation.

Net interest income and spread analysis

The following table sets forth, for the periods indicated, the net interest income and spread analysis.

	Rs. billion, except percentages
	Fiscal 2003	Fiscal 2004	% change

Average interest - earning assets	905.16	979.69	8.2
Average interest - bearing liabilities	891.62	989.66	11.0
Net interest margin (1)	1.4%	1.8%	26.3
Average yield (1)	10.2%	9.0%	(12.1)
Average cost of funds	8.9%	7.1%	(20.4)
Yield spread (1)	1.3%	1.9%	44.5

(1) Excludes dividend income.

All amounts have been rounded off to the nearest Rs. 10.0 million.

Net interest income increased 32.0% to Rs. 18.79 billion in fiscal 2004 from Rs. 14.24 billion in fiscal 2003, reflecting mainly the following:

  an increase of Rs. 74.53 billion or 8.2% in the average volume of interest-earning assets; and
  an increase in the spread to 1.9% in fiscal 2004 from 1.3% in fiscal 2003.

ICICI Bank's spread is lower than that of other Indian banks due to the high-cost liabilities of ICICI and the maintenance of Statutory Liquidity Ratio (SLR) and Cash Reserve Ratio (CRR) on these liabilities, which were not subject to these ratios prior to the merger. While ICICI Bank's cost of deposits (5.4% in fiscal 2004) is comparable to the cost of deposits of other banks in India, ICICI Bank's total cost of funding (7.1% in fiscal 2004) is higher compared to other banks as a result of these high-cost liabilities. Further, ICICI Bank has to maintain SLR and CRR on these liabilities, resulting in a negative impact on the spread.

The average volume of interest-earning assets increased by Rs. 74.53 billion during fiscal 2004 primarily due to the increase in average advances by Rs. 65.14 billion, and increase in average investments and other interest-earning assets by Rs. 9.39 billion. The increase in the average advances was mainly due to increased disbursements of retail finance loans, offset, in part, by securitisation of loans and repayment of existing loans. Retail advances increased by 74.7% to Rs. 334.24 billion at March 31, 2004 from Rs. 191.32 billion at March 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

While both interest income and interest expense declined in line with the declining interest rate trend in the economy, interest expense declined more sharply than interest income. Total interest income decreased 5.1% to Rs. 88.94 billion in fiscal 2004 from Rs. 93.68 billion in fiscal 2003 primarily due to a decline of 1.2% in yield on interest-earning assets, offset, in part, by an increase of 8.2% in the average interest-earning assets to Rs. 979.69 billion. Yield on average interest-earning assets decreased to 9.0% in fiscal 2004 from 10.2% in fiscal 2003 primarily due to the generally declining interest rate environment. While the yield on average advances declined 1.3% to 10.7% in fiscal 2004, the yield on average investments declined 1.7% to 7.1% in fiscal 2004.

Total interest expense decreased 11.7% to Rs. 70.15 billion in fiscal 2004 from Rs. 79.44 billion in fiscal 2003, primarily due to a decline of 1.8% in the cost of funds offset, in part, by a 11.0% increase in average interest-bearing liabilities to Rs. 989.66 billion. Cost of funds decreased to 7.1% for fiscal 2004 from 8.9% for fiscal 2003 primarily due to the increased proportion of deposits in ICICI Bank's funding on account of repayments of higher cost borrowings of ICICI as well as a reduction in the cost of deposits to 5.4% from 6.8%. Total deposits at March 31, 2004 constituted 63.1% of ICICI Bank's funding (comprising deposits and borrowings) compared to 52.2% at March 31, 2003. The cost of borrowings also declined to 9.2% for fiscal 2004 from 10.2% during fiscal 2003 primarily due to the repayment of higher cost ICICI borrowings and the lower rate of interest on new borrowings. As ICICI's higher cost borrowings mature, ICICI Bank's cost of funds is expected to decline further.

As a result of the 1.8% decline in the cost of funds, offset, in part by a 1.2% decline in yield on average interest-earning assets, net interest margin increased to 1.8% for fiscal 2004 from 1.4% for fiscal 2003. Net interest margin is, however, expected to continue to be lower than other banks in India until the borrowings of ICICI are repaid.

Non-interest income

For the purpose of analysis below, total non-interest income excludes capital gains of Rs. 11.91 billion realised in fiscal 2003 on sale of ICICI Bank shares held by ICICI which were transferred to a trust at the time of the merger.

Non-interest income increased by 55.8% in fiscal 2004 to Rs. 30.65 billion from Rs. 19.67 billion in fiscal 2003 primarily due to increase in income from treasury-related activities by 194.0% to Rs. 13.14 billion in fiscal 2004 and 38.7% increase in fee income (including merchant foreign exchange income, which is profit on foreign exchange transactions in the nature of fee income), offset, in part by a 21.4% decline in lease income.

Fee income increased by 38.7% primarily due to growth in fee income from retail products and services, including fees arising from retail asset products like home loans and credit cards and retail liability-related income like account servicing charges, and an increase in transaction banking fee income from corporate clients. Fee income includes merchant foreign exchange income amounting to Rs. 0.90 billion in fiscal 2004 and Rs. 0.53 billion in fiscal 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Total income from treasury-related activities increased to Rs. 13.14 billion in fiscal 2004 from Rs. 4.47 billion in fiscal 2003, primarily due to the increase in trading profits on government securities and corporate debt securities as a result of the declining interest rate environment and capital gains realised on the sale of investments relating to ICICI's project finance portfolio. Capital gains on shares was Rs. 3.97 billion for fiscal 2004 compared to Rs. 1.41 billion for fiscal 2003, as ICICI Bank capitalised on the opportunities created by the buoyant capital markets. These shares were acquired primarily at the time of the initial project finance assistance as well as on conversion of loans into shares as a part of restructuring of debt.

Lease income decreased by 21.4% to Rs. 4.22 billion in fiscal 2004 from Rs. 5.37 billion in fiscal 2003 mainly due to a reduction in lease assets since ICICI Bank is not entering into new lease transactions. ICICI Bank's total lease assets were Rs. 16.63 billion at March 31, 2004 compared to Rs. 17.70 billion at March 31, 2003.

Other income increased by 13.2% to Rs. 1.54 billion for fiscal 2004 compared to Rs. 1.36 billion for fiscal 2003. Other income includes income earned by way of dividend from subsidiaries of Rs. 1.26 billion for fiscal 2004 compared to Rs. 1.09 billion for fiscal 2003.

Non-interest expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Rs. billion, except percentages
	Fiscal 2003	Fiscal 2004	% change

Employee expenses	4.03	5.46	35.5
Depreciation	1.91	2.61	36.6
Rent, taxes & lighting	1.12	1.49	33.0
Printing & stationery	0.75	0.86	14.7
Postage & courier	1.04	1.42	36.5
Repairs & maintenance	1.45	1.90	31.0
Insurance	0.25	0.33	32.0
Bank charges	0.23	0.25	8.7
Others	4.57	5.67	24.1
Total non-interest expense (excluding lease depreciation and direct marketing agency expenses)	15.35	19.99	30.2
Depreciation (including lease equalisation) on leased assets	3.14	2.79	(11.4)
Direct marketing agency expenses	1.62	2.94	81.5
Total non-interest expense	20.11	25.71	27.8

All amounts have been rounded off to the nearest Rs. 10.0 million.

Non-interest expense (excluding direct marketing agency expense and lease depreciation) increased by 30.2% for fiscal 2004 to Rs. 19.99 billion from Rs. 15.35 billion for fiscal 2003 primarily due to 35.5% increase in employee expenses and 28.4% increase in other administrative expenses.

Employee expenses increased 35.5% to Rs. 5.46 billion from Rs. 4.03 billion primarily due to a 28.2% increase in the number of employees to 13,609 at March 31, 2004 from 10,617 at March 31, 2003. The increase in employees was commensurate with the growth in ICICI Bank's retail businesses and also reflected the absorption of the employees of ICICI Home Finance Company, a wholly-owned

MANAGEMENT'S DISCUSSION AND ANALYSIS

subsidiary, by the Bank during fiscal 2004. ICICI Bank had implemented an Early Retirement Option Scheme for employees in July 2003. In accordance with the treatment approved by Reserve Bank of India (RBI), the ex-gratia payments under the Early Retirement Option Scheme, termination benefits and leave encashment in excess of the provisions made (net of tax benefits), aggregating to Rs. 1.91 billion are being amortised over a period of five years commencing August 1, 2003 (the date of retirement of employees exercising the option being July 31, 2003). An amount of Rs. 256.0 million has been charged to revenue in fiscal 2004 on account of the Early Retirement Option Scheme, being the proportionate amount amortised for the period.

Depreciation on own property increased by 36.6% to Rs. 2.61 billion from Rs. 1.91 billion primarily due to additions to premises of Rs. 0.94 billion and other fixed assets of Rs. 3.12 billion in fiscal 2004.

Other operating expenses increased primarily due to the increased volume of business, particularly in retail banking and includes maintenance of ATMs, credit card expenses, call centre expenses and technology expenses. The number of savings accounts increased to about 5.8 million at March 31, 2004 from about 4.2 million at March 31, 2003. The volume of credit and debit cards issued increased to about 10.1 million at March 31, 2004 from about 6.5 million at March 31, 2003. The number of ATMs increased to 1,790 at March 31, 2004 from 1,675 at March 31, 2003.

Depreciation on leased assets reduced by 11.4% to Rs. 2.79 billion in fiscal 2004 from Rs. 3.14 billion in fiscal 2003 primarily due to the reduction in leased assets to Rs. 16.63 billion at March 31, 2004 from Rs. 17.70 billion at March 31, 2003.

ICICI Bank uses marketing agents, called direct marketing agents or associates, for sourcing retail assets. These commissions are expensed upfront and not amortised over the life of the loan. Commissions paid to these direct marketing agents for retail assets are included in non-interest expense (other than commissions in respect of car loans, which are deducted from interest income). ICICI Bank incurred direct marketing agency expenses of Rs. 2.94 billion on the retail asset portfolio (other than car loans) in fiscal 2004 compared to Rs. 1.62 billion in fiscal 2003, with the increase being commensurate with growth in business volumes.

Provisions and contingencies

The following table sets forth, for the periods indicated, the components of provisions and contingencies.

	Rs. billion, except percentages
	Fiscal 2003	Fiscal 2004	% change
Additional depreciation/ (write-back of depreciation) on investments	3.09	(0.10)	-
Provision for loan assets (including provision for standard assets)	14.75	4.59	(68.9)
Others	0.06	0.21	225.4
Total provisions	17.91	4.70	(73.8)

All amounts have been rounded off to the nearest Rs. 10.0 million.

Depreciation of investments and provision for loans in fiscal 2003 included additional provisions and write-offs of Rs. 16.86 billion against loans and investments, primarily relating to ICICI's portfolio. Total provisions decreased by 73.8% to Rs. 4.70 billion in fiscal 2004 from Rs. 17.91 billion in fiscal 2003 reflecting the additional/ accelerated provision of Rs. 16.86 billion made on ICICI's portfolio in fiscal 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Income tax expense

Income tax expense amounted to Rs. 2.65 billion in fiscal 2004 compared to a net credit of Rs. 4.26 billion in fiscal 2003. The net credit in fiscal 2003 was attributable to deferred tax asset created on additional/accelerated provisions made during fiscal 2003. This deferred tax asset was accounted for in accordance with the provisions of Accounting Standard 22 issued by the Institute of Chartered Accountants of India, which requires recognition of deferred tax asset and liabilities for expected future tax consequences of the events that have been included in the financial statements or tax returns. This resulted in an effective tax benefit rate of 54.6% in fiscal 2003. The statutory tax rate for fiscal 2004 was 35.9% with effective tax expense rate being 13.9%. The difference in the effective and statutory rates for fiscal 2004 was primarily due to exempt interest and dividend income and the charging of certain income at rates other than the statutory rate, as well as recognition of deferred tax asset on allocation to specific assets of fair value provisions made at the time of the merger, off-set in part, by the disallowance of certain expenses for tax purposes.

Financial condition

The following table sets forth, for the periods indicated, the summarised balance sheet of ICICI Bank.

	Rs. billion, except percentages
	March 31, 2003	March 31, 2004	% change

Assets:
Cash, balances with banks & SLR	320.72	383.89	19.7
- Cash & balances with RBI & banks	64.89	84.71	30.5
- SLR investments	255.83	299.18	16.9
Advances	532.79	620.96	16.5
Debentures & bonds	56.90	55.49	(2.5)
Other investments	41.89	72.76	73.7
Fixed assets	40.61	40.56	(0.1)
Other assets	75.21	78.63	4.5
Total assets	1,068.12	1,252.29	17.2
Liabilities:
Equity capital and reserves	69.33	80.10	15.5
- Equity capital	6.13	6.16	0.5
- Reserves	63.20	73.94	17.0
Preference capital	3.50	3.50	-
Deposits	481.69	681.09	41.4
- Savings deposits	37.93	83.72	120.7
- Current deposits	36.89	72.59	96.8
- Term deposits	406.87	524.78	29.0
Borrowings	440.52	398.46	(9.5)
Of which : Subordinated debt (1)	97.50	91.06	(6.6)
- Erstwhile ICICI borrowings	372.50	283.52	(23.9)
- Other borrowings	68.02	114.94	69.0
Other liabilities	73.08	89.15	22.0
Total liabilities	1,068.12	1,252.29	17.2

(1) Included in 'other liabilities' in schedule 5 of the balance sheet.
All amounts have been rounded off to the nearest Rs. 10.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

ICICI Bank's total assets increased 17.2% to Rs. 1,252.29 billion at March 31, 2004 from Rs. 1,068.12 billion at March 31, 2003. Net advances increased 16.5% to Rs. 620.96 billion at March 31, 2004 from Rs. 532.79 billion at March 31, 2003 primarily due to increase in retail advances in accordance with ICICI Bank's strategy of growth in its retail asset portfolio, offset, in part by a reduction in advances due to repayments and securitisation. Retail assets increased 74.7% to Rs. 334.24 billion at March 31, 2004 from Rs. 191.32 billion at March 31, 2003. Total investments at March 31, 2004 increased 20.5% to Rs. 427.43 billion from Rs. 354.62 billion at March 31, 2003. SLR investments at March 31, 2004 increased 16.9% to Rs. 299.18 billion from Rs. 255.83 billion at March 31, 2003, in line with the growth in the balance sheet. Other investments at March 31, 2004 increased 73.7% to Rs. 72.76 billion from Rs. 41.89 billion at March 31, 2003, reflecting increase in investments in insurance and international subsidiaries and investment in security receipts issued by Asset Reconstruction Company (India) Limited.

ICICI Bank's net worth at March 31, 2004 increased to Rs. 78.45 billion (net of unamortised early retirement option expenses of Rs. 1.65 billion) from Rs. 69.33 billion at March 31, 2003. Total deposits increased 41.4% to Rs. 681.09 billion at March 31, 2004 from Rs. 481.69 billion at March 31, 2003. ICICI Bank's savings account deposits increased 120.7% to Rs. 83.72 billion at March 31, 2004 from Rs. 37.93 billion at March 31, 2003, while current account deposits increased 96.8% to Rs. 72.59 billion at March 31, 2004 from Rs. 36.89 billion at March 31, 2003. Savings and current deposits as a percentage of total deposits increased to 22.9% in fiscal 2004 from 15.5% in fiscal 2003 with savings and current deposits accounting for 41.0% of the incremental deposits during the year. Term deposits increased by 29.0% to Rs. 524.78 billion at March 31, 2004 from Rs. 406.87 billion at March 31, 2003. Of the term deposits, value-added savings and current account deposits totalled about Rs. 100.42 billion at March 31, 2004 compared to about Rs. 85.74 billion at March 31, 2003. The sharp increase in deposits reflects the execution of ICICI Bank's retail strategy and its objective of replacing the maturing high cost borrowings of ICICI with low-cost deposits, thereby increasing the proportion of deposits in its balance sheet. Total deposits at March 31, 2004 constituted 63.1% of total funding (i.e. deposit and borrowings) compared to 52.2% at March 31, 2003. Borrowings (including subordinated debt) decreased to Rs. 398.46 billion at March 31, 2004 from Rs. 440.52 billion at March 31, 2003.

Capital adequacy

	March 31, 2003		March 31, 2004
	Amount	% of Risk weighted assets	Amount	% of Risk weighted assets

Tier I capital (1)(2)	58.07	7.05%	55.25	6.09%
Tier II capital (3)	33.39	4.05%	37.76	4.27%
Total capital	91.46	11.10%	94.01	10.36%
Risk-weighted assets	823.81		907.34

(1) Deferred tax asset of Rs. 4.43 billion at March 31, 2004 and Rs. 4.88 billion at March 31, 2003 netted off as per RBI guidelines.
(2) Unamortised Early Retirement Option expense of Rs. 1.65 billion is deducted from Tier-I capital at March 31,2004
(3) Includes general provisions of Rs. 3.82 billion in fiscal 2004 and Rs. 3.08 billion in fiscal 2003.
All amounts have been rounded off to the nearest Rs. 10.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

ICICI's Bank's total capital adequacy at March 31, 2004 was 10.36%, comprising Tier-I capital adequacy of 6.09% and Tier-II capital adequacy of 4.27%. RBI requires banks to create Investment Fluctuation Reserve amounting to 5.0% of investments (excluding held to maturity securities) by March 31, 2006 to guard against any possible reversal of interest rate environment in future due to unexpected developments. ICICI Bank has increased its Investment Fluctuation Reserve to Rs. 7.30 billion at March 31, 2004 (amounting to 3.0% of its fixed income investments, excluding securities classified as held to maturity) from Rs. 1.27 billion at March 31, 2003. In line with RBI guidelines, Investment Fluctuation Reserve is considered in Tier-II capital, and not in Tier-I capital. Deferred tax asset of Rs. 4.43 billion and unamortised Early Retirement Option expense of Rs. 1.65 billion have also been reduced from Tier-I capital at March 31,2004 in compliance with RBI guidelines. In accordance with RBI guidelines, Tier-I capital includes Rs. 2.04 billion out of the face value of Rs. 3.50 billion of 20 year non-cumulative preference shares issued to ITC Limited as a part of the scheme for merger of ITC Classic Finance Limited with ICICI.

ICICI Bank has raised additional Tier-I capital through a public issue of equity shares aggregating Rs. 32.46 billion, after March 31, 2004.

CONSOLIDATED ACCOUNTS

The consolidated profit after tax was Rs. 15.80 billion including the results of operations of ICICI Bank's subsidiaries and other consolidating entities. Future bonus provisions and non-amortisation of expenses by ICICI Prudential Life Insurance Company in line with insurance company accounting norms had a negative impact of Rs. 1.64 billion on the Bank's consolidated profits. Life insurance companies worldwide require five to seven years to achieve break-even, in view of the business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. The deficit in the initial years is usually higher for faster growing companies; the profit streams, after break-even is achieved, are expected to be correspondingly higher.

The following table sets forth, for the periods indicated, the profit/(loss) of the principal subsidiaries of ICICI Bank.

		Rs. billion
	Fiscal 2003	Fiscal 2004

ICICI Securities Limited	1.08	1.65
ICICI Prudential Life Insurance Company Limited	(1.47)	(2.22)
ICICI Lombard General Insurance Company Limited	0.03	0.32
ICICI Venture Funds Management Company Limited	0.13	0.26
ICICI Home Finance Company Limited	0.29	0.10

All amounts have been rounded off to the nearest Rs. 10.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RECONCILIATION OF PROFITS AS PER INDIAN GAAP AND US GAAP

There are significant technical differences in the basis of accounting between US GAAP and Indian GAAP. In the merger of ICICI with ICICI Bank, the Bank was the legal acquirer. Under Indian GAAP, the Bank is the accounting acquirer. Under US GAAP, ICICI is deemed to have acquired ICICI Bank. Therefore, the financial statements under US GAAP and Indian GAAP for the Bank are not comparable and these differences are expected to continue in future years.

ICICI's assets were fair valued while accounting for the merger under Indian GAAP. The primary impact of the fair valuation was the creation of additional provisions against ICICI's loan and investment portfolio, reflected in the Indian GAAP balance sheet at March 31, 2002. Under US GAAP, ICICI Bank's assets were fair valued while accounting for the merger. The impact of the key differences is set out below:

a.	ICICI Bank's net worth as per US GAAP on March 31, 2004 was Rs. 94.53 billion, which was significantly higher than the consolidated net worth as per Indian GAAP of Rs. 75.57 billion.

b.	Total additional provisions of Rs. 12.52 billion were charged to the profit and loss account under US GAAP in fiscal 2004, of which Rs. 6.65 billion was due to the difference in the basis of computation of provision for restructured loans under US GAAP, which discounts expected cash flows at historical interest rates, unlike Indian GAAP, under which current interest rates are used.

c.	Under US GAAP, early retirement option expense (ERO) of Rs. 1.91 billion was fully expensed in fiscal 2004 while the same is amortised over five years under Indian GAAP.

As a result of the significant differences in the basis of accounting under US GAAP and Indian GAAP, the Bank's US GAAP accounts showed a profit of Rs. 5.22 billion as compared to Rs. 15.80 billion under Indian GAAP in fiscal 2004. In fiscal 2003, the Bank's US GAAP accounts showed a loss of Rs. 7.98 billion. A condensed reconciliation of consolidated profit after tax as per Indian GAAP with net income as per US GAAP for fiscal 2004 is set out in the following table:

Rs. billion

Audited consolidated profit after tax as per Indian GAAP	15.80
Adjustments(1):
Higher provision through profit & loss account in US GAAP
as compared to Indian GAAP	(12.52)
Lower treasury income, already reflected in US GAAP stockholders’ equity
due to fair valuation of ICICI Bank’s securities on merger	(0.61)
Early Retirement Option (ERO) expense	(1.65)
Amortisation of debt issue cost	(0.88)
Net impact of fee and expense amortisation	3.07
Other adjustments (including deferred taxation)	2.01
Audited net income as per US GAAP	5.22

(1) Certain items have been aggregated/ combined as considered appropriate.
All amounts have been rounded off to the nearest Rs. 10.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

ASSET QUALITY AND COMPOSITION

Loan Portfolio

ICICI Bank follows a strategy of building a diversified and de-risked asset portfolio and limiting or correcting concentrations in particular sectors.

ICICI Bank limits its exposure to any particular industry to 15.0% of its total exposure. The following table sets forth the composition of ICICI Bank's exposure at March 31, 2003 and at March 31, 2004.

			Rs. billion, except percentages
	March 31, 2003		March 31, 2004
	Exposure(1)	% of total	Exposure(1)	% of total

Retail loans (2)	191.32	22.8	334.24	31.9
Iron & steel	80.42	9.6	78.29	7.5
Power	85.01	10.1	76.17	7.3
Services - Financial	32.30	3.8	64.61	6.2
Engineering	28.93	3.4	55.06	5.3
Telecommunications	44.03	5.2	52.03	5.0
Services - Others	39.31	4.7	38.26	3.7
Crude petroleum & refining	34.11	4.1	31.75	3.0
Petrochemicals	17.83	2.1	27.50	2.6
Textiles	41.06	4.9	24.25	2.3
Metal & metal products	20.04	2.4	22.99	2.2
Roads, ports & railways	16.28	1.9	22.37	2.1
Electronics	22.41	2.7	21.09	2.0
Cement	19.31	2.3	17.35	1.6
Automobiles	13.50	1.6	14.53	1.4
Fertilisers	13.08	1.6	13.60	1.3
Chemicals	13.96	1.7	12.69	1.2
Paper & paper products	12.56	1.5	12.23	1.2
Shipping	6.98	0.8	9.79	0.9
Hotels	10.10	1.2	8.76	0.8
Non - banking finance companies	5.92	0.7	8.26	0.8
Man - made fibres	11.52	1.4	8.17	0.8
Food processing	11.83	1.4	7.86	0.7
Plastics	8.57	1.0	7.32	0.7
Sugar	8.60	1.0	6.62	0.6
Drugs & pharmaceuticals	5.53	0.7	4.50	0.4
Rubber & rubber products	2.91	0.3	2.18	0.2
Mining	2.62	0.3	1.80	0.2
Other infrastructure	1.87	0.2	0.93	0.1
Miscellaneous	38.68	4.6	62.99	6.0
Total	840.59	100.0	1,048.19	100.0

(1) Includes principal outstanding, charges and non-fund-based exposures
(2) Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit cards and others.
All amounts have been rounded off to the nearest Rs. 10.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

At March 31, 2004, the three largest industry exposures were iron & steel (7.5%), power (7.3%) and financial services (6.2%).

As per applicable RBI guidelines, the exposure ceiling for a single borrower is 15.0% of total capital funds and for a group of borrowers is 40.0% of total capital funds. However, in the case of financing for infrastructure projects, the limit for a single borrower may be extended to 20.0% of total capital funds and for a group may be extended to 50.0% of total capital funds. RBI has recently announced that banks may, with the approval of their Boards, enhance the exposure to a borrower up to further 5.0% of total capital funds, subject to certain disclosure requirements. Total capital funds comprise Tier-I and Tier-II capital as defined for determining capital adequacy.

The largest borrower at March 31, 2004 accounted for approximately 2.2% of ICICI Bank's total exposure and 24.9% of ICICI Bank's total capital funds. RBI had permitted the Bank to exceed the exposure limit for this borrower. The largest borrower group at March 31, 2004 accounted for approximately 4.6% of ICICI Bank's total exposure and 53.1% of ICICI Bank's total capital funds, which is within the prescribed limit taking into account infrastructure financing. RBI had permitted the Bank to exceed the exposure limit for this borrower group.

Directed lending

In its letter dated April 26, 2002 granting its approval for the merger, RBI had stipulated that since ICICI's advances transferred to the Bank were not subject to the priority sector lending requirement, the Bank was required to maintain priority sector lending of 50.0% of the Bank's net bank credit on the residual portion of its advances (i.e. the portion of its total advances excluding advances of ICICI at year-end fiscal 2002, henceforth referred to as residual net bank credit). This additional 10.0% priority sector lending requirement will apply until such time the bank's aggregate priority sector advances reach a level of 40.0% of its total net bank credit. RBI's existing instructions on sub-targets under priority sector lending and eligibility of certain types of investments/ funds for qualification as priority sector advances apply to the Bank.

At March 19, 2004, which was the last reporting Friday for the quarter-ended March 31, 2004, the Bank's priority sector loans were Rs. 144.57 billion, constituting 79.5% of its residual net bank credit against the requirement of 50.0%. Of the total priority sector loans, advances to the agricultural sector were Rs. 42.06 billion (Previous year: Rs. 22.67 billion) which constituted 23.1% of the Bank's residual net bank credit against the requirement of 18.0%.

Classification of loan assets

All loans are classified as per RBI guidelines into performing and non-performing assets. Under these guidelines, effective year-end fiscal 2004, a term loan is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days (as against the period of 180 days stipulated earlier). Similarly, an overdraft or cash credit facility is classified as non-performing if the account remains out of order for a period of 90 days and a bill is classified as non-performing if the account remains overdue for more than 90 days. Further, non-performing assets are classified into sub-standard, doubtful and loss assets. The Bank had classified an asset as non-performing if any amount remained overdue for more than 90 days, effective June 30, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

All non-performing retail loans (other than home loans) are fully written-off or provided for over a period of 180 days. Non-performing home loans are fully written-off or provided for over a period of two years. In respect of corporate assets, till fiscal 2004 the Bank had adopted a provisioning policy whereby provisions aggregating 50.0% of the secured portion of corporate non-performing assets were made over a three-year period instead of a five-and-a-half year period prescribed by RBI. Effective quarter ended June 30, 2004, the Bank provides for corporate non-performing assets in line with the revised RBI guidelines applicable from March 31, 2005 requiring 100.0% provision over a five-year period. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off. Additional provisions are made against specific non-performing assets if considered necessary by the management. Non-performing assets acquired from ICICI in the merger were fair valued and additional provisions were recorded to reflect the fair valuation. The Bank does not distinguish between provisions and write-offs while assessing the adequacy of the Bank's loan loss coverage, as both provisions and write-offs represent a reduction of the principal amount of a non-performing asset. The Bank reports non-performing assets net of cumulative write-offs in its financial statements.

The Bank has adopted a conservative general provisioning policy for its standard asset portfolio. While RBI's guidelines require only a 0.25% general provision against standard assets, the Bank makes additional general provisions against standard assets having regard to overall portfolio quality, asset growth, economic conditions and other risk factors. The corporate and project finance portfolio acquired from ICICI in the merger were fair valued and additional provisions were recorded to reflect the fair valuation. During fiscal 2003, the Bank also made additional/accelerated provisions against loans and other assets, primarily relating to ICICI's portfolio. For restructured assets, provisions are made in accordance with guidelines issued by RBI.

The following table sets forth classification of net customer assets (net of write-offs and provisions) of ICICI Bank at March 31, 2003 and at March 31, 2004.

				Rs. billion
March 31, 2003				March 31, 2004

Standard assets			609.00	689.65
Of which: restructured standard assets			89.43	66.29
Non-performing assets			31.51	20.37
Of which:	Loss assets (1)		-	-
	Doubtful assets		19.90	13.22
	Sub-standard assets		12.52	8.62
	Less:	General provision on non-performing
		assets	(0.91)	(1.47)
Net customer assets			640.51	710.02

(1) All loss assets have been written off or provided for.
All amounts have been rounded off to the nearest Rs. 10.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth, for the dates indicated, data regarding the non-performing assets

			Rs. billion, except percentages
At	Gross NPA(1)	Net NPA	Net customer assets	% of Net NPA to net customer assets

March 31, 2002	53.25	27.21	575.26	4.73
March 31, 2003	58.39	31.51	640.51	4.92
March 31, 2004	40.14	20.37	710.02	2.87

(1) Net of write-offs, interest suspense and claims received from ECDG/DICGC
All amounts have been rounded off to the nearest Rs. 10.0 million.

The ratio of net non-performing assets to net customer assets decreased to 2.87% at March 31, 2004 from 4.92% at March 31, 2003. At March 31, 2004, the gross non-performing assets (net of write-offs) were Rs. 40.14 billion compared to Rs. 58.39 billion at March 31, 2003. Including technical write-offs, the gross non-performing loans at March 31, 2004 were Rs. 67.15 billion compared to Rs. 84.14 billion at March 31, 2003. The coverage ratio (i.e. total provisions and write-offs against non-performing assets as a percentage of gross non-performing assets) at March 31, 2004 was 69.7% compared to 62.6% at March 31, 2003.

In addition to the cumulative provisions and write-offs against non-performing assets, the Bank has made provisions against standard assets pursuant to the RBI norms for provisions for restructured standard assets, the Bank's general provisioning policy, the provisions recorded on fair valuation of ICICI's corporate and project finance portfolio while accounting for the merger and the additional/accelerated provisions, primarily relating to ICICI's portfolio, made during fiscal 2003. At March 31, 2004, the total cumulative provisions against standard assets were Rs. 20.16 billion, including provisions against restructured standard assets pursuant to the RBI norms and general provisions against the Bank's retail finance portfolio. The provision cover against the performing corporate portfolio, including provisions for restructured standard assets, was 4.4% at March 31, 2004.

The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest (SARFAESI) Act and guidelines issued by RBI have permitted the setting up of asset reconstruction companies to acquire financial assets by banks and financial institutions. RBI has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. During the year ended March 31, 2004, the Bank sold net non-performing assets of Rs.12.51 billion to Asset Reconstruction Company (India) Limited, a reconstruction company registered with RBI.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Classification of Non-Performing Loans by Industry

The following table sets forth the classification of gross non-performing loans (net of write-offs) by industry sector at March 31, 2003 and March 31, 2004:

			Rs. billion, except percentages
	March 31, 2003		March 31, 2004
	Amount	% of total	Amount	% of total

Chemicals	15.13	25.6	8.49	20.9
Power	0.62	1.1	6.20	15.3
Textiles	9.81	16.7	4.26	10.5
Engineering	4.11	7.0	2.14	5.3
Other metal & metal products	3.21	5.5	1.98	4.9
Iron & steel	7.67	13.0	1.66	4.1
Cement	1.62	2.7	1.54	3.8
Ceramics, granites & related	1.56	2.7	1.42	3.5
Electronics	1.05	1.8	1.02	2.5
Food processing	1.50	2.6	0.99	2.4
Services - Finance	1.54	2.6	0.84	2.1
Services - Others	0.80	1.4	0.83	2.0
Automobile (including trucks)	0.74	1.3	0.69	1.7
Paper & paper products	1.73	2.9	0.60	1.5
Rubber & rubber products	0.41	0.6	0.43	1.0
Sugar	0.86	1.5	0.26	0.6
Non-banking finance companies	0.64	1.1	0.25	0.6
Agriculture	0.24	0.4	0.22	0.5
Shipping	0.24	0.4	0.19	0.5
Petroleum	0.01	0.0	0.01	0.0
Miscellaneous & others (1)	5.39	9.1	6.63	16.3
Total of above	58.88	100.0	40.64	100.0
Less: Interest suspense	0.49		0.50
Gross non-performing loans
(net of write offs)	58.39		40.14

(1) Net non-performing assets in the retail portfolio at March 31, 2004 were 0.71% of net retail assets.
All amounts have been rounded off to the nearest Rs. 10.0 million.

SECTION 217

Statement pursuant to Section 217 (2A) of the Companies Act,1956 read with the Companies (Particulars of Employees) Rules ,1975 (forming part of the Directors’ Report for the year ended March 31, 2004) in respect of employees of ICICI Bank Limited

Name, Qualifications and Age (in years)	Desig./ Nature of Duties***	Gross (Rs.)	Net (Rs.)	Expe- rience (in years)	Date of Commence- ment of Employment	Last Employment

Agarwal Alok, BE, PGDM, (36)	DGM	2502087	1873424	13	23-Apr-93	Engineer, Reliance Industries Ltd.
Aggarwal Smita, (Ms.), B.Com CA, (35)	JGM	2970597	2149741	13	06-Jun-91	—
Annigeri M.S., B.Sc., JAIIB, (49)*	DGM	1146677	351300	28	06-Feb-96	Chief Manager, State Bank of India
Arora Rajiv, BE, MBA, (37)	DGM	2522975	1865823	15	23-Apr-93	Project Officer, IFCI
Ashok Alladi, B.Sc., (53)	GM	3404670	2572391	31	19-Feb-96	Asst. General Manager, State Bank of India
Bagchi Anup, B.Tech, PGDM, (33)	JGM	2955917	2206316	12	26-May-92	—
Batra Mohit, BE, MS, (38)	JGM	3224417	2400589	12	24-Apr-92	—
Bharadwaj Shree (Ms.), MA, DAM, (55)*	DGM	1189223	372023	34	16-Jul-73	Social Scientist, CIDCO
Bharathan Krishnamurthy, B.Com, ACA, (53)*	GM	1760475	549555	27	16-Dec-81	Manager, Lakshmi Vilas Bank Ltd.
Bisht Subir, BE, MBA, (40)	DGM	2583606	1886645	16	01-Dec-92	Research Assistant, Pace University
Chakraborty Suvalaxmi (Ms.), B.Com, CA, (37)	GM	4108864	3081870	16	01-Feb-89	Junior Officer, Price Waterhouse
Chandok Vijay, B.Tech, MMS, (36)	JGM	2986636	2190092	13	31-May-93	Prodn. Executive, ITC Group - VST Industries
Chaturvedi Amitabh, B.Com, CA, (35)*	GM	2474404	1824624	13	28-Jul-98	AVP. Llyods Finance
Chaudhry Ajay, BE, MBA, (47)	JGM	3779432	2723376	25	03-Dec-81	Officer, HMV
Chougule Sanjay, (Dr.), BE, MMS, LLB, Ph.D, (40)	JGM	2836396	2084399	17	01-Jun-87	Junior Engineer, RCF Ltd.
Daruwala Zarin (Ms.), B.Com, CA, CS, (39)	JGM	2881363	2083656	15	21-Jun-89	—
Dasgupta Bhargav, BE, PGDM, (37)	SGM	4993917	3668924	14	18-May-92	Gr, Eng. Trainee, TELCO
Dhamodaran S., B.Sc., CAIIB, (49)	JGM	2737937	1929784	29	04-Apr-94	Manager, State Bank of India
Gopinath M. N, B.Com, MBA, CAIIB, (55)	SGM	4536776	3155809	35	01-Jun-95	Asst. General Manager, Bank of India
Gune Smita (Ms.), B.Com, CA, CIA, (45)	JGM	2765891	1940616	20	12-Oct-98	Asst. General Manager, Tata Finance
Gupta Ajay, B.Com, CA, (37)	DGM	2731010	2076221	13	25-Nov-91	Article Clerk, A.F. Ferguson & Co.
Gupte D. Lalita (Ms.), BA(Hons.), MMS, (55)+	JMD	12318771	8809982	33	15-Jun-71	—
Jain Mukesh, B.Com, CAIIB, PGDBM, DBANKM, (44)	JGM	2939458	2127642	24	29-Mar-94	Officer, Canara Bank
Jayarao K .M, BE, (48)	GM	4165645	3020011	24	22-Mar-82	Junior Executive, BHEL, Hyderabad
Jha Rakesh, BE, PGDM, (32)	DGM	2439853	1795730	8	03-Jun-96	—
Juneja Maninder, BE, PGDM, (38)	DGM	2417708	1665209	13	05-Apr-99	Head Agency Business, DGP Windsor
Kamath K .V , BE, PGDBA, (56)+	MD&CEO	14668116	10533777	33	01-May-96	Adviser to Chairman, Bakrie Group, Indonesia
Kannan N .S, BE, CFA, PGDM, (38)	CFO&TR	5393608	3960118	16	02-May-91	Executive, SRF Ltd.
Kannan Ramanathan, M.Tech, DFM, CFA, (56)*	GM	801376	245176	32	01-Jun-77	Process Design Engineer, Southern Nitro Chemical Ltd.
Karati Achintya, B.Com, LLB, (58)	SGM	7197723	5154692	40	01-Aug-78	Indian Machinery Co. Ltd.
Kaul Anil, B.Sc., MBA, (38)	DGM	2555927	1925129	15	04-Jan-99	Zonal Manager, Standard Chartered Bank
Kerkar Sanjiv, B.Tech, MFM, (53)	SGM	6125936	4562258	28	26-Nov-96	Director-Operations, Asian Finance & Investment
Khasnobis Sudhamoy, BE, (49)	GM	4412239	3275660	24	12-Jan-81	Asst. Industr. Eng. Hindustan Motors Ltd.
Kikani Kalpesh, BE, MBA, CFA, (31)	DGM	2557403	1885705	9	01-Jun-95	—
Kishore S, ME, MBA, (38)	DGM	2568089	1913095	15	24-Feb-93	Engineer Product Eng, Lucas TVS Ltd.
Kochhar Chanda (Ms.), BA, MMS, ICWAI, (42)+	ED	6135383	4239506	20	17-Apr-84	—
Krishnan R., B.Sc., CA, CPA, (44)*	DGM	770727	229497	16	15-Jun-87	—
Kumar Ritesh, B.Com, MBA, (34)	DGM	2483485	1850724	12	04-May-92	—
Kumar Shilpa (Ms.), B.Com, PGDM, (37)	JGM	2554024	1816678	15	01-Jun-89	—
Kusre Anand, M.Tech, (54)	GM	4246356	3144394	30	04-Jan-80	Officer, State Bank of Hyderabad
Maheshka Sanjay, B.Tech, PGDBM, (34)	JGM	3202970	2371116	11	03-May-93	—
Malhotra Sandeep, M.Tech, (38)	GM	4452068	3175696	17	18-Nov-91	Siemens India Ltd.
Mehta Jyotin, B.Com, ICWA, CA, CS, (46)	GM&CS	3050189	2149177	21	01-Mar-00	Vice President -Finance & CS, Bharat Shell
Mhatre Sangeeta V., (Ms.), B.Com, CA, (40)	JGM	3374279	2409328	15	12-Jun-89	Junior Officer, Price Waterhouse
Mor Nachiket (Dr.), B.Sc., PGDM, Ph.D., (40)+	ED	6151568	4351857	17	04-May-87	—
Morparia Kalpana (Ms.), B.Sc., LLB, (54)+	DMD	7876735	5679380	28	05-Nov-75	Legal Asst., Malubhai Jamiatram & Madon
Mukerji Ananda, B.Tech, PGDM, (44)*	SGM	2125148	1462819	19	15-Jan-02	CFO, BPL Communications Ltd.
Mukerji Neeta (Ms.), BA, PGDM, (38)	JGM	3391912	2513900	15	01-Jun-89	—
Mukherji Subrata, BA, MMS, MSc., (London) (51)*+	ED	7695258	5545110	26	02-Jan-78	Research Associate, London School of Economics
Mulye Vishakha, (Ms.) B.Com, CA, (35)	GM	4131275	2979716	12	01-Mar-93	Officer, Deutsche Bank
Muralidharan R, B.Sc., MA, CAIIB, (42)	JGM	2634179	1872097	21	16-May-94	Branch Manager, State Bank of India
Nachiappan V, B.Sc., DBM, CAIIB, PGDBA, (50)	GM	2840189	2042513	30	01-May-00	General Manager, Bank of Madura Ltd.

SECTION 217

Name, Qualifications and Age (in years)	Desig./ Nature of Duties***	Gross (Rs.)	Net (Rs.)	Expe- rience (in years)	Date of Commence- ment of Employment	Last Employment

Nambiar Suvek, BE, MBA, (33)*	DGM	1618877	1176293	10	02-May-94	Executive, Wipro Infotech
Nirantar R.B., B.Com, DIRPM, CAIIB, BGL, (49)	GM	3208573	2161678	29	23-May-94	Manager, Union Bank of India
Nirula Ramni (Ms.), BA, MBA, (51)	SGM	6561076	4612412	28	01-Dec-75	—
Pal D.K., B.Com, ACA, (48)	DGM	2532600	1863156	24	02-Mar-81	Probationary Officer, State Bank of India
Patankar Madhukar, B.Com, LLB, ACA, ACS, (43)*	AGM	838498	251651	19	11-Mar-91	Accounts Manager, Hotel Corp. of India
Pinge N.D., B.Com, BGL, ACA, (45)	GM	5492916	3891476	20	06-Apr-98	Director, Anik Financial
Prasad Hari, B.Com, CAIIB, PGDIBM, MA, (48)*	GM	1387990	417666	26	01-Jun-95	Officer SMIV, State Bank of India
Puri-Buch Madhabi (Ms.), BA (Hons.), PGDM, DPR (UK) (38)	SGM	5575805	3962771	16	02-Jan-97	Research Director, MARG
Ramkumar Krishnaswamy, B.Sc., PGDPM & IR, (42)	GM	5048878	3604043	19	02-Jul-01	General Manager (HR), ICI India Ltd.
Ravikumar P. H., B.Com, CAIIB, (52)	SGM	4749534	3505949	30	15-Jul-94	Chief Manager, Bank of India
Sabharwal Rajiv, B.Tech, PGDM, (38)	JGM	3193610	2286325	14	21-Dec-98	Times Bank
Sarma PJV, B.Tech, DFM, AICWA, (46)*	GM	1140991	355763	24	14-Jul-80	—
Seshadri Vishwanath, B.Com, ACA, (42)	JGM	3069445	2220999	16	19-Aug-98	Manager Finance, Countrywide
Shah Shalini (Ms.), B.Com, FCA, (56)*	GM	1290555	406591	32	25-Apr-77	Chartered Accountant
Singh Saurabh, MA, MMS, (37)	DGM	2494202	1801730	13	31-Dec-99	Manager HRD, Tata Liebert
Sinor H.N., B.Com, LLB, JAIIB, (59)+*	JMD	4977817	3425111	38	01-Jul-97	Executive Director, Central Bank of India
Srinivas G, B.Tech, PGDM, (36)	DGM	2464711	1729270	13	08-Jun-93	Management Trainee, IFCI
Srivastava O.P., MSc., PGDM, CAIIB, (49)	GM	4223988	3094009	27	03-May-93	Sr. Vice President, PNB Capital Services Ltd.
Swaminathan Balaji, B.Com, CA, ICWAI, (39)	SGM	6976576	5047687	15	01-Aug-01	Partner, KPMG
Vaidyanathan V, B.Com, MBA, (36)	SGM	5373467	3853180	14	06-Mar-00	Citibank, N.A.
Vedasagar R, B.Sc., BL, (51)	GM	3295520	2382978	26	04-Jul-80	Advocate
Venkatakrishnan G, Msc, ICWAI, PGDBM, CAIIB, (53)	GM	3242264	2340846	29	15-Dec-97	Officer SMV, State Bank of India
Vohra Pravir, MA, CAIIB, (49)	GM	4156563	3084938	29	28-Jan-00	Vice President, Times Bank

*	Indicates part of the year
+	Nature of employment contractual
***	Designation/Nature of Duties - Abbreviations

MD&CEO	- Managing Director & Chief Executive Officer	JMD	- Joint Managing Director	DMD	- Deputy Managing Director
ED	-Executive Director	CFO&TR	- Chief Financial Officer & Treasurer	SGM	- Senior General Manager
GM	-General Manager	GM&CS	- General Manager & Company Secretary	JGM	- Joint General Manager
DGM	- Deputy General Manager	AGM	- Assistant General Manager

Other employees are in the permanent employment of the Company,governed by its rule and conditions of service.

Notes:
1.	Gross remuneration includes Salary, Bank’s contribution to Provident and Superannuation Funds, etc.
2.	Net remuneration is shown after deduction from gross remuneration of contribution to Provident and Superannuation Fund, Profession Tax & Income Tax.
3.	None of the employees mentioned above is a relative of any Director.
4.	Designation,Nature of Duties and Remuneration are as on March 31, 2004.

For and on behalf of the Board

N. VAGHUL
Mumbai, July 23, 2004	Chairman

AUDITORS’ REPORT

to the members of ICICI BANK LIMITED

1.	We have audited the attached Balance Sheet of ICICI Bank Limited (the ‘Bank’) as at March 31, 2004 and also the profit and loss account and cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit. Incorporated in the said financial statements is the return of one foreign branch audited by another firm of independent accountants.

2.	We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	The balance sheet and profit and loss account are drawn up in conformity with Forms A and B (revised) of the Third Schedule to the Banking Regulation Act, 1949, read with Section 211 of the Companies Act, 1956.

4.	We report that: a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit and have found them to be satisfactory;

	b)	In our opinion, the transactions of the Bank which have come to our notice have been within its powers;

	c)	In our opinion, proper books of account as required by law have been kept by the Bank so far as appears from our examination of those books and proper returns adequate for the purposes of our audit have been received from the foreign branch not visited by us. The audited returns of the foreign branch has been forwarded to us and has been appropriately dealt with;

	d)	The balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

	e)	In our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, insofar as they apply to the Bank;

	f)	On the basis of written representations received from the directors, as on March 31, 2004, and taken on record by the Board of Directors, we report that none of the directors is disqualified from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

	g)	In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required for banking companies, and give a true and fair view in conformity with the accounting principles generally accepted in India;

		i.	in case of the balance sheet, of the state of the affairs of the Bank as at March 31, 2004;

		ii.	in case of the profit and loss account, of the profit for the year ended on that date; and

		iii.	in case of cash flow statement, of the cash flows for the year ended on that date.

For S.R. BATLIBOI & CO.
Chartered Accountants

per VIREN H. MEHTA
a Partner
April 30, 2004	Membership No.: 048749

F1

BALANCE SHEET

as on March 31, 2004

	Schedule	(Rs. in ‘000s)	As on 31.03.2003

CAPITAL AND LIABILITIES
Capital	1	9,664,012	9,626,600
Reserves and Surplus	2	73,941,561	63,206,538
Deposits	3	681,085,845	481,693,063
Borrowings	4	307,402,393	343,024,203
Other liabilities and provisions	5	180,194,930	170,569,258

TOTAL		1,252,288,741	1,068,119,662

ASSETS
Cash and balance with Reserve Bank of India	6	54,079,966	48,861,445
Balances with banks and money at call and short notice	7	30,626,378	16,028,581
Investments	8	427,428,614	354,623,002
Advances	9	620,955,196	532,794,144
Fixed Assets	10	40,564,141	40,607,274
Other Assets	11	78,634,446	75,205,216

TOTAL		1,252,288,741	1,068,119,662

Contingent liabilities	12	2,029,419,027	894,385,070
Bills for collection		15,109,352	13,367,843
Significant Accounting Policies and Notes to Accounts	18

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date		For and on behalf of the Board of Directors
For S. R. BATLIBOI & CO.		N. VAGHUL	K. V. KAMATH
Chartered Accountants		Chairman	Managing Director & CEO

		LALITA D. GUPTE	KALPANA MORPARIA
per VIREN H. MEHTA		Joint Managing Director	Deputy Managing Director
a Partner
		CHANDA D. KOCHHAR	NACHIKET MOR
		Executive Director	Executive Director

	JYOTIN MEHTA	N. S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 30, 2004	Company Secretary	Treasurer	Accounting & Taxation Group

F2

PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2004

		Schedule	(Rs. in ‘000s)	Year ended 31.03.2003

I.	INCOME
	Interest earned	13	88,940,406	93,680,561
	Other income	14	30,649,228	19,677,741
	Profit on sale of shares of ICICI Bank Limited
	held by erstwhile ICICI Limited		—	11,910,517

	TOTAL		119,589,634	125,268,819

II.	EXPENDITURE
	Interest expended	15	70,152,492	79,439,989
	Operating expenses	16	25,712,325	20,116,900
	Provisions and contingencies	17	7,353,754	13,650,139

	TOTAL		103,218,571	113,207,028

III.	PROFIT/LOSS
	Net profit for the period/year		16,371,063	12,061,791
	Profit brought forward		50,520	195,614

	TOTAL		16,421,583	12,257,405

IV.	APPROPRIATIONS/TRANSFERS
	Statutory Reserve		4,093,000	3,020,000
	Transfer from Debenture Redemption Reserve		—	(100,000)
	Capital Reserve		2,650,000	2,000,000
	Investment Fluctuation Reserve		2,760,000	1,000,000
	Special Reserve		250,000	500,000
	Revenue and other Reserves		—	600,000
	Proposed equity share Dividend		5,440,592	4,597,758
	Proposed preference share Dividend		35	35
	Corporate dividend tax		697,080	589,092
	Balance carried over to Balance Sheet		530,876	50,520

	TOTAL		16,421,583	12,257,405

Significant Accounting Policies and Notes to Accounts		18
Earning per Share (Refer note B. 8 )
	Basic (Rs.)		26.66	19.68
	Diluted (Rs.)		26.44	19.65

The Schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date		For and on behalf of the Board of Directors
For S. R. BATLIBOI & CO.		N. VAGHUL	K. V. KAMATH
Chartered Accountants		Chairman	Managing Director & CEO

		LALITA D. GUPTE	KALPANA MORPARIA
per VIREN H. MEHTA		Joint Managing Director	Deputy Managing Director
a Partner
		CHANDA D. KOCHHAR	NACHIKET MOR
		Executive Director	Executive Director

	JYOTIN MEHTA	N. S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 30, 2004	Company Secretary	Treasurer	Accounting & Taxation Group

F3

SCHEDULES

forming part of the Balance Sheet

	(Rs. in ‘000s)	As on 31.03.2003

SCHEDULE 1 — CAPITAL
Authorised Capital
1,550,000,000 equity shares of Rs. 10 each [March 31, 2003: 1,550,000,000
equity shares of Rs. 10 each]	15,500,000	15,500,000
350 preference shares of Rs. 10 million each	3,500,000	3,500,000

Issued, Subscribed and Paid-up Capital
613,021,301 (March 31, 2003: 613,031,404) equity shares of Rs. 10 each [1] ..	6,130,213	6,130,314
Less: Calls unpaid	—	(3,744)
Add: Forfeited 13,103 (March 31, 2003: Nil) equity shares	93	—
Add: Issued 3,370,604 (March 31, 2003: 3,000) equity shares of
Rs. 10 each on exercise of employee stock options	33,706	30
TOTAL	6,164,012	6,126,600
Preference Share Capital [2]
[Represents face value of 350 preference shares of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation
redeemable at par on April 20, 2018]	3,500,000	3,500,000
TOTAL	9,664,012	9,626,600

1.	Includes :-
	a)	31,818,180 underlying equity shares consequent to the ADS issue
	b)	23,539,800 equity shares issued to the equity share holders of Bank of Madura Limited on amalgamation
	c)	264,465,582 equity shares issued to the equity share holders [excluding ADS holders] of ICICI Limited on amalgamation
	d)	128,207,142 underlying equity shares issued to the ADS holders of ICICI Limited on amalgamation

2.	The notification from Ministry of Finance has currently exempted the Bank from the restriction of section 12 (1) of the Banking Regulation Act, 1949, which prohibits issue of preference shares by banks.

F4

SCHEDULES

forming part of the Balance Sheet	Continued

		(Rs. in ‘000s)	As on 31.03.2003

SCHEDULE 2 — RESERVES AND SURPLUS
I.	Statutory reserve
	Opening balance	5,514,307	2,494,307
	Additions during the year	4,093,000	3,020,000
	Deductions during the year	—	—
	Closing balance	9,607,307	5,514,307
II.	Debenture redemption reserve
	Opening balance	—	100,000
	Additions during the year	—	—
	Deductions during the year	—	100,000
	Closing balance	—	—
III.	Special reserve
	Opening balance	11,440,000	10,940,000
	Additions during the year	250,000	500,000
	Deductions during the year	—	—
	Closing balance	11,690,000	11,440,000
IV.	Share premium
	Opening balance *	8,045,721	8,021,352
	Additions during the year (on exercise of employee stock options)	477,583	285
	Deductions during the year	—	—
	Closing balance	8,523,304	8,021,637
V.	Investment fluctuation reserve
	Opening balance	1,273,350	273,350
	Additions during the year	6,030,000	1,000,000
	Deductions during the year	—	—
	Closing balance	7,303,350	1,273,350
VI.	Capital reserve
	Opening balance	2,000,000	—
	Additions during the year	2,650,000	2,000,000
	Deductions during the year	—	—
	Closing balance	4,650,000	2,000,000
VII.	Revenue and other reserves
	Opening balance	34,906,724	34,306,724
	Additions during the year	—	600,000
	Deductions during the year	3,270,000	—
	Closing balance	31,636,724	34,906,724
VIII.	Balance in profit and loss account	530,876	50,520

	TOTAL	73,941,561	63,206,538

* Net of Share Premium in arrears Rs. Nil [March 31, 2003 Rs. 24.1 million]

F5

SCHEDULES

forming part of the Balance Sheet	Continued

				(Rs. in ‘000s)	As on 31.03.2003

SCHEDULE 3 — DEPOSITS
A.	I.	Demand deposits
		i)	From banks	1,345,603	919,592
		ii)	From others	71,244,990	35,974,853
	II.	Savings bank deposits		83,720,260	37,932,081
	III.	Term deposits
		i)	From banks	50,418,828	53,585,875
		ii)	From others	474,356,164	353,280,662

	TOTAL			681,085,845	481,693,063

B.	I.	Deposits of branches in India		670,287,519	481,693,063
	II.	Deposits of branches outside India		10,798,326	—

	TOTAL			681,085,845	481,693,063

SCHEDULE 4 — BORROWINGS
I.	Borrowings in India
	i)	Reserve Bank of India		—	—
	ii)	Other banks		16,568,829	24,469,090
	iii)	Other institutions and agencies
		a)	Government of India	4,411,459	5,210,408
		b)	Financial Institutions	40,531,000	25,658,489
	iv)	Borrowings in the form of
		a)	Deposits taken over from erstwhile ICICI Limited	3,098,362	5,062,808
		b)	Commercial paper	—	—
		c)	Bonds and debentures (excluding subordinated debt)
			Debentures and bonds guaranteed by the Government of India	14,815,000	14,815,000
			Tax free bonds	—	800,000
			Borrowings under private placement of bonds carrying maturity
			of one to thirty years from the date of placement	48,150,574	91,339,109
			Bonds issued under multiple option/safety bonds series
			— Regular interest bonds	10,953,604	16,722,052
			— Deep discount bonds	4,069,486	6,098,808
			— Bonds with premium warrants	685,670	588,947
			— Encash bonds	1,431,105	1,892,690
			— Tax saving bonds	84,889,030	80,125,313
			— Easy installment bonds	—	31,337
			— Pension bonds	56,896	54,469
		d)	Application money pending allotment	—	11,238,896
II.	Borrowings outside India
	i)	From multilateral/bilateral credit agencies (guaranteed by the
		Government of India equivalent of Rs. 19,794.3 million)		24,403,563	25,417,795
	ii)	From international banks, institutions and consortiums		35,111,989	27,947,996
	iii)	By way of bonds and notes		18,225,826	5,550,996

	TOTAL			307,402,393	343,024,203

Secured borrowings in I and II above is Rs. NIL

F6

SCHEDULES

forming part of the Balance Sheet	Continued

		(Rs. in ‘000s)	As on 31.03.2003

SCHEDULE 5 — OTHER LIABILITIES AND PROVISIONS
I.	Bills payable	16,852,843	10,305,536
II.	Inter-office adjustments (net)	3,419,337	—
III.	Interest accrued	13,561,305	16,191,657
IV.	Unsecured Redeemable Debentures/Bonds	91,058,612	97,495,259
	[Subordinated for Tier II Capital]
V.	Others
	a) Security deposits from clients	9,510,841	3,540,625
	b) Sundry creditors	24,970,428	15,411,986
	c) Received for disbursements under special program	2,730,091	2,548,454
	d) Other Liabilities (including provisions) *	18,091,473	25,075,741

	TOTAL	180,194,930	170,569,258

	*Includes
	a) Proposed dividend Rs. 5,439.9 million [March 31, 2003 Rs. 4,597.8 million]
	b) Corporate dividend Tax payable Rs. 697.0 million [March 31, 2003 Rs. 589.1 million]
	c) Provision for standard assets Rs. 3,828.1 million [March 31, 2003 Rs. 3,078.1 million]

SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA
I.	Cash in hand (including foreign currency notes)	4,467,734	3,364,709
II.	Balances with Reserve Bank of India in current accounts	49,612,232	45,496,736

	TOTAL	54,079,966	48,861,445

SCHEDULE 7 — BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE
I.	In India
	i) Balances with banks
	a) in Current Accounts	3,411,303	2,150,990
	b) in Other Deposit Accounts	10,238,969	5,954,857
	ii) Money at call and short notice
	a) with banks	—	1,925,000
	b) with other institutions	—	3,227,500

	TOTAL	13,650,272	13,258,347

II.	Outside India
	i) in Current Accounts	2,877,153	910,655
	ii) in Other Deposit Accounts	9,948,286	637,790
	iii) money at call and short notice	4,150,667	1,221,789

	TOTAL	16,976,106	2,770,234

	GRAND TOTAL (I + II)	30,626,378	16,028,581

F7

SCHEDULES

forming part of the Balance Sheet	Continued

			(Rs. in ‘000s)	As on 31.03.2003

SCHEDULE 8 — INVESTMENTS [net of provisions]
I.	Investments in India
	i)	Government securities	298,876,781	255,485,754
	ii)	Other approved securities	301,155	344,477
	iii)	Shares	16,842,660	16,424,107
	iv)	Debentures and Bonds	55,490,989	56,899,185
	v)	Subsidiaries and/or joint ventures	11,037,612	7,806,824
	vi)	Others (CPs, Mutual Fund Units, Pass through Certificates, Security
		Receipts etc.)	41,269,706	17,576,975

	TOTAL		423,818,903	354,537,322

II.	Investments outside India
	i)	Government securities	132,924	—
	ii)	Subsidiaries and/or joint ventures abroad	3,198,926	14,488
	iii)	Others	277,861	71,192

	TOTAL		3,609,711	85,680

	GRAND TOTAL (I + II)		427,428,614	354,623,002

SCHEDULE 9 — ADVANCES [net of provisions]
A.	i)	Bills purchased and discounted	12,308,603	4,376,415
	ii)	Cash credits, overdrafts and loans repayable on demand	60,978,735	31,340,244
	iii)	Term loans	534,286,332	489,028,169
	iv)	Securitisation, Finance lease and Hire Purchase receivables	13,381,526	8,049,316

	TOTAL		620,955,196	532,794,144

B.	i)	Secured by tangible assets [includes advances against Book Debt]	568,010,325	500,684,919
	ii)	Covered by Bank/Government Guarantees	6,154,561	16,998,486
	iii)	Unsecured	46,790,310	15,110,739

	TOTAL		620,955,196	532,794,144

C.	I.	Advances in India
		i) Priority Sector	145,307,396	89,376,024
		ii) Public Sector	7,071,294	18,974,073
		iii) Banks	433,504	1,013,245
		iv) Others	457,505,090	422,894,675

		TOTAL	610,317,284	532,258,017

	II.	Advances outside India
		i) Due from banks	—	—
		ii) Due from others
		a) Bills purchased and discounted	5,958,406	—
		b) Syndicated loans	1,962,537	—
		c) Others	2,716,969	536,127

		TOTAL	10,637,912	536,127

		GRAND TOTAL (C. I and II)	620,955,196	532,794,144

F8

SCHEDULES

forming part of the Balance Sheet	Continued

		(Rs. in ‘000s)	As on 31.03.2003

SCHEDULE 10 — FIXED ASSETS
I.	Premises
	At cost as on March 31st, of preceding year	16,061,840	14,431,673
	Additions during the year	939,989	*3,683,243
	Deductions during the year	(332,847)	*(2,053,076)
	Depreciation to date	(1,020,673)	(659,371)

	Net block	15,648,309	15,402,469

II.	Other fixed assets (including furniture and fixtures)
	At cost as on March 31st, of preceding year	10,612,849	7,133,585
	Additions during the year	3,121,078	*3,779,516
	Deductions during the year	(146,146)	*(300,252)
	Depreciation to date	(5,303,877)	(3,109,580)

	Net block	8,283,904	7,503,269

III.	Assets given on Lease
	At cost as on March 31st, of preceding year	21,455,141	**23,377,605
	Additions during the year	777,257	343,565
	Deductions during the year	(1,587,161)	(2,266,029)
	Depreciation to date, accumulated lease adjustment and provisions	(4,013,309)	(3,753,605)

	Net block	16,631,928	17,701,536

	TOTAL	40,564,141	40,607,274

* Includes adjustment amounting to Rs. 1,614.9 million on account of transfer to non banking assets in Schedule 11
** Includes repossessed Leased Asset Rs. 96.0 million.

SCHEDULE 11 — OTHER ASSETS
I.	Inter-office adjustments (net)	—	1,034,655
II.	Interest accrued	15,552,120	19,582,564
III.	Tax paid in advance/tax deducted at source (net)	19,951,503	14,140,278
IV.	Stationery and Stamps	3,600	8,084
V.	Non-banking assets acquired in satisfaction of claims *	5,047,938	4,538,354
VI.	Others
	a) Advance for capital assets	939,922	1,562,088
	b) Outstanding fees and other Income	1,484,556	1,776,206
	c) Exchange fluctuation suspense with Government of India	577,818	923,573
	d) Swap suspense	677,012	128,667
	e) Recoverable from subsidiary companies	161,296	182,276
	f) Others **	34,238,681	31,328,471

	TOTAL	78,634,446	75,205,216

*	Includes
	a) assets amounting to Rs. Nil (March 31, 2003 Rs. 1,614.9 million) transferred from premises in Schedule 10.
	b) certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank’s name.
	c) repossessed leased assets amounting to Rs. Nil (March 31, 2003 Rs. Nil)

**	Includes
	a) Net Deferred Tax Asset of Rs. 4,429.7 million [March 31, 2003 Rs. 4,888.3 million]
	b) Unamortised costs on account of the early retirement option scheme offered to the employees of the bank of Rs. 1,654.0 million [March 31, 2003 Rs. Nil]

SCHEDULE 12 — CONTINGENT LIABILITIES
I.	Claims against the Bank not acknowledged as debts	25,017,852	20,251,450
II.	Liability for partly paid investments	1,241,429	1,804,936
III.	Liability on account of outstanding forward exchange contracts	557,043,848	251,030,498
IV.	Guarantees given on behalf of constituents
	a) In India	113,855,978	106,120,760
	b) Outside India	6,433,971	227,521
V.	Acceptances, endorsements and other obligations	65,141,996	43,251,942
VI.	Currency Swaps	44,484,809	29,013,220
VII.	Interest Rate Swaps & Currency options	1,177,640,840	413,544,698
VIII.	Other items for which the Bank is contingently liable	38,558,304	29,140,045

	TOTAL	2,029,419,027	894,385,070

F9

SCHEDULES

forming part of the Profit and Loss Account	Continued

		(Rs. in ‘000s)	As on 31.03.2003

SCHEDULE 13 — INTEREST EARNED
I.	Interest/discount on advances/bills	60,738,528	60,162,439
II.	Income on investments	24,317,401	29,104,415
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	2,106,345	2,355,668
IV.	Others *	1,778,132	2,058,039

	TOTAL	88,940,406	93,680,561

	*	Includes interest on income tax refunds Rs. 406.1 million (March 31, 2003: Rs. 242.9 million)

SCHEDULE 14 — OTHER INCOME
I.	Commission, exchange and brokerage	10,717,982	7,917,880
II.	Profit/(Loss) on sale of investments (net)	12,246,330	4,923,328
III.	Profit/(Loss) on revaluation of investments (net)	—	1,076
IV.	Profit/(Loss) on sale of land, buildings and other assets (net)	(31,966)	(65,038)
V.	Profit/(Loss) on foreign exchange transactions (net) (including premium amortisation)	1,926,267	102,425
VI.	Income earned by way of dividends, etc. from subsidiary companies and/or joint ventures
	abroad/ in India	1,261,730	1,094,239
VII.	Miscellaneous Income (including lease income)	4,528,885	5,703,831

	TOTAL	30,649,228	19,677,741

SCHEDULE 15 — INTEREST EXPENDED
I.	Interest on deposits	30,230,202	24,797,095
II.	Interest on Reserve Bank of India/inter-bank borrowings	2,293,656	1,833,699
III.	Others (including interest on borrowings of erstwhile ICICI Limited)* ..	37,628,634	52,809,195

	TOTAL	70,152,492	79,439,989

	*	Includes expenses incurred to raise funds amounting to Rs. 297.4 million (March 31, 2003: Rs. 622.3 million)

SCHEDULE 16 — OPERATING EXPENSES
I.	Payments to and provisions for employees	5,460,573	4,030,246
II.	Rent, taxes and lighting	1,492,502	1,115,796
III.	Printing and Stationery	861,008	747,174
IV.	Advertisement and publicity	686,788	581,767
V.	Depreciation on Bank’s property (including non banking assets)	2,609,344	1,914,703
VI.	Depreciation (including lease equalisation) on Leased assets	2,785,069	3,144,712
VII.	Directors’ fees, allowances and expenses	3,650	1,317
VIII.	Auditors’ fees and expenses	16,750	15,000
IX.	Law Charges	86,895	85,153
X.	Postages, Telegrams, Telephones etc.	1,415,019	1,041,519
XI.	Repairs and maintenance	1,895,723	1,448,654
XII.	Insurance	334,991	251,809
XIII.	Other expenditure	8,064,013	5,739,050

	TOTAL	25,712,325	20,116,900

SCHEDULE 17 — PROVISIONS AND CONTINGENCIES
I.	Income Tax
	- Current period tax	2,695,947	2,145,480
	- Deferred tax adjustment	(68,800)	(6,425,900)
II.	Wealth Tax	24,000	22,500
III.	Provision for investments (including credit substitutes) (net)	(96,484)	3,094,311
IV.	Provision for advances (net)*	3,841,155	13,209,848
V.	Prudential provision on standard assets	750,000	1,540,000
VI.	Others	207,936	63,900

		7,353,754	13,650,139

	*	Includes provision on non performing advances, non performing leased assets and other receivables

F10

SCHEDULES

forming part of the Accounts	Continued

SCHEDULE 18

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS

Overview

ICICI Bank Limited (“ICICI Bank” or “the Bank”), incorporated in Vadodara, India is a publicly held bank engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

Basis of preparation

The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform with Generally Accepted Accounting Principles (“GAAP”) in India, the guidelines issued by the Reserve Bank of India (“RBI”) from time to time and practices generally prevailing within the banking industry in India. The Bank follows the accrual method of accounting except where otherwise stated and historical cost convention.

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates.

Equity issue

The Board of Directors, pursuant to a resolution dated February 10, 2004, authorised an equity issue amounting to Rs. 30,500 million through a book built issue with a green shoe option of Rs. 4,500 million subject to the approval of shareholders under Section 81(1A) of the Companies Act, at the extraordinary general meeting to be held on March 12, 2004. The shareholders have pursuant to a resolution dated March 12, 2004 under Section 81(1A) of the Companies Act, authorised the issue and the green shoe option.

Subsequent to the balance sheet date the Bank has issued 108,928,571 equity shares of Rs.10 each at a premium of Rs. 270 per share aggregating to Rs. 30,500 million. The Bank has also over-allocated 16,071,429 equity shares of Rs.10 each at a price of Rs. 280 per equity share (fully paid up) under the green shoe option.

A. SIGNIFICANT ACCOUNTING POLICIES

1. Revenue Recognition

a) Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets where it is recognised upon realisation as per the prudential norms of the RBI. Accrual of income is also suspended considering economic conditions and other risk factors, on certain other loans, including certain projects under implementation, where the implementation has been significantly delayed and in the opinion of the management significant uncertainties exist as to the final financial closure and/or date of completion of the project.

b) Income from hire purchase operations is accrued by applying the interest rate implicit on outstanding balances.

c) Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases effected from April 1, 2001 have been accounted as per Accounting Standard 19 on “Accounting for leases” issued by the Institute of Chartered Accountants of India (“ICAI”).

d) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

e) Dividend is accounted on an accrual basis when the right to receive the dividend is established.

f) Fees received as a compensation of future interest sacrifice is amortised over the remaining period of the facility.

g) Arranger’s fee is accrued proportionately where more than 75% of the total amount of finance has been arranged.

h) All other fees are recognised upfront on their becoming due.

i) Income arising from sell down of loan assets is recognised upfront net of future servicing cost of assets sold, expected prepayment premia and projected delinquencies and included in interest income.

j) Guarantee commission is recognised over the period of the guarantee.

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SCHEDULES

forming part of the Accounts	Continued

2. Investments

Investments are valued in accordance with the extant RBI guidelines on investment classification and valuation as under:

a) All investments are categorised into ‘Held to Maturity‘, ’Available for sale’ and ‘Trading‘. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each category the investments are further classified under (a) Government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others.

b) ‘Held to Maturity’ securities are carried at their acquisition cost or at amortised cost if acquired at a premium over the face value. A provision is made for other than temporary diminution.

c) ‘Available for sale’ and ‘Trading’ securities are valued periodically as per RBI guidelines.

The market/fair value for the purpose of periodical valuation of quoted investments included in the Available for Sale and Held for Trading categories is the market price of the scrip as available from the trades/quotes on the stock exchanges, SGL account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (“FIMMDA”), periodically.

The market/fair value of unquoted SLR securities included in the ‘Available for Sale’ and ‘Trading’ categories is as per the rates put out by FIMMDA.

The valuation of non-SLR securities, other than those quoted on the stock exchanges, wherever linked to the Yield-to-Maturity (“YTM”) rates, is with a mark-up (reflecting associated credit risk) over the YTM rates for government securities put out by FIMMDA.

The unquoted equity shares are valued at the book value, if the latest balance sheet is available or at Re. 1.

Securities are valued scrip-wise and depreciation/appreciation aggregated for each category. Net appreciation in each basket if any, being unrealised, is ignored, while net depreciation is provided for.

d) Costs such as brokerage, commission etc., pertaining to investments, paid at the time of acquisition, are charged to revenue.

e) Broken period interest on debt instruments is treated as a revenue item.

f) Investments in subsidiaries/joint ventures are categorised as ‘Held to Maturity’ in accordance with the RBI guidelines.

g) Profit on sale of investment in the ‘Held to Maturity’ category is credited to the revenue account and thereafter is appropriated, (net of applicable taxes and statutory reserve requirements) to capital reserve.

h) At each reporting year-end, security receipts issued by the asset reconstruction company are valued in accordance with the guidelines applicable to non-SLR instruments prescribed by RBI from time to time. Accordingly, in case where the security receipts issued by the asset reconstruction company are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the Net Asset Value (“NAV”), obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

3. Provisions/Write-offs on loans and other credit facilities

a) All credit exposures are classified as per the RBI guidelines, into performing and non-performing assets. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the RBI. Provisions are made on substandard and doubtful assets at rates equal to or higher than those prescribed by the RBI. The secured portion of the substandard and doubtful assets is provided for at 50% over a three-year period instead of five and a half years as prescribed by the RBI. Loss assets and unsecured portion of doubtful assets are fully provided/written off. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

b) For restructured/rescheduled assets, provision is made in accordance with the guidelines issued by the RBI, which requires the present value of the interest sacrifice be provided at the time of restructuring.

c) In the case of other than restructured loan accounts classified as NPAs, the account is reclassified as “standard” account if arrears of interest and principal are fully paid by the borrower.

In respect of non-performing loan accounts subject to restructuring, asset category is upgraded to standard account if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms.

F12

SCHEDULES

forming part of the Accounts	Continued

d) The Bank has incorporated the assets taken over from erstwhile ICICI Limited (“ICICI”) in its books at carrying values as appearing in the books of ICICI with a provision made based on the fair valuation exercise carried out by an independent firm. To the extent future provisions are required on the assets taken over from ICICI, the provision created on fair valuation of the assets at the time of the amalgamation is used.

e) Amounts recovered against other debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the Profit and Loss Account.

f) In addition to the general provision of 0.25% made on standard assets in accordance with the RBI guidelines, the Bank maintains general provisions to cover potential credit losses which are inherent in any loan portfolio but not identified. For standard assets, additional general provisions are determined having regard to overall portfolio quality, asset growth, economic conditions and other risk factors.

g) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposure (other than for home country). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning made on exposures exceeding 90 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 90 days, 25% of the normal provision requirement is held. If the country exposure (net) of the Bank in respect of each country does not exceed 2% of the total funded assets, no provision is maintained on such country exposure.

4. Fixed assets and depreciation

a) Premises and other fixed assets are carried at cost less accumulated depreciation. Depreciation is charged over the estimated useful life of a fixed asset on a “straight line” basis. The rates of depreciation for fixed assets, which are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956, are as follows:

Asset	Depreciation Rate
Premises owned by the Bank	1.63%
Improvements to leasehold premises	1.63% or over the lease period,
whichever is higher
ATMs	12.50%
Plant and machinery like air conditioners, xerox machines, etc.	10%
Furniture and fixtures	15%
Motor vehicles	20%
Computers	33.33%
Others (including software and system development expenses)	25%

b) Depreciation on leased assets is made on a straight-line basis at the higher of the rates determined with reference to the primary period of lease and the rates specified in Schedule XIV to the Companies Act, 1956.

c) Assets purchased/sold during the year are depreciated on the basis of actual number of days the asset has been put to use.

d) Items costing less than Rs. 5,000 are depreciated at the rate of 100%.

5. Foreign currency transactions

a) Income and expenditure items are translated at the exchange rates prevailing on the date of the transaction. Monetary assets and liabilities are translated at closing exchange rates notified by the Foreign Exchange Dealers’ Association of India (“FEDAI”) at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

b) Outstanding forward exchange contracts are stated at contracted rates and are revalued at the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of in-between maturities. The resultant gains or losses are recognised in the profit and loss account.

c) Contingent Liabilities on account of guarantees, endorsements and other obligations are stated at the exchange rates notified by FEDAI at the balance sheet date.

F13

SCHEDULES

forming part of the Accounts	Continued

6. Accounting for Derivative Contracts

The Bank enters into derivative contracts such as foreign currency options, interest rate and currency swaps and cross currency interest rate swaps to hedge on-balance sheet assets and liabilities or for trading purposes.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments are correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting.

Trading swaps and foreign currency options, outstanding at the balance sheet date are marked to market and the resulting loss, if any, is recorded in the profit and loss account.

7. Employee Stock Option Scheme (“ESOS”)

The Bank has formulated an Employees Stock Option Scheme. The scheme provides that employees are granted an option to acquire equity shares of the Bank that vests in graded manner. The options may be exercised within a specified period. The Bank follows the intrinsic value method for computing the compensation cost, if any, for all options granted.

8. Staff Retirement Benefits

For employees covered under group gratuity scheme and group superannuation scheme of LIC, gratuity and superannuation charge to profit and loss account is on the basis of premium charged by LIC. Provision for gratuity and pension for other employees and leave encashment liability are determined as per actuarial valuation. Defined contributions for Provident Fund are charged to the profit and loss account based on contributions made in terms of the scheme.

The Bank provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Bank. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan is funded through periodic contributions to a fund setup by the Bank and administered by a Board of Trustees. Such contributions are actuarially determined.

9. Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax charge. Current year taxes are determined in accordance with the Income Tax Act, 1961. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

Deferred tax assets and liabilities are recognised for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis and operating carry forward losses. Deferred tax assets are recognised only after giving due consideration to prudence. Deferred tax asset and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date. The impact on account of changes in the deferred tax assets and liabilities is also recognised in the income statement.

Deferred tax assets are recognised and reassessed at each year end, based upon management’s judgement as to whether realisation is considered reasonably certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax asset can be realised against future profits.

10. Translation of the Financial Statements of Foreign Offices

In accordance with the guidelines issued by the RBI, all assets, liabilities, income and expenditure of the foreign representative offices and branches of the Bank have been converted at the closing rate prevailing on the balance sheet date. The resultant gains or losses are recognised in the profit and loss account.

B. NOTES FORMING PART OF THE ACCOUNTS

1. Information about business and geographical segments

The Bank reports its operations into the following segments:

  Consumer and Commercial Banking comprising the retail and corporate banking business of the Bank.
  Investment Banking comprising the treasury of the Bank.

Inter-segment transactions are generally based on transfer pricing measures as determined by management. Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

F14

SCHEDULES

forming part of the Accounts	Continued

Based on such allocations, segmental Balance Sheet as on March 31, 2004 and segmental Profit & Loss account for the year ended March 31, 2004 have been prepared.

(Rupees in million)

		Consumer and commercial banking		Investment banking		Total

	Particulars	For the year ended 31.03.04	For the year ended 31.03.03	For the year ended 31.03.04	For the year ended 31.03.03	For the year ended 31.03.04	For the year ended 31.03.03

1.	Revenue	95,819.3	92,717.0	34,819.3	29,157.5	130,638.6	121,874.5
2.	Less :Inter segment revenue ..	—	—	—	—	(11,049.0)	(8,515.6)
3.	Total revenue (1)–(2)	—	—	—	—	119,589.6	113,358.9
4.	Operating profit (i.e. Profit
	before unallocated expenses,
	extraordinary profit, and tax)	12,984.2	9,456.0	10,996.6	4,346.1	23,980.8	13,802.1
5.	Unallocated expenses	—	—	—	—	256.0	—
6.	Profit on sale of shares of ICICI
	Bank Limited held by erstwhile
	ICICI Limited	—	—	—	11,910.0	—	11,910.0
7.	Provisions (net)	5,542.8	17,305.7	(840.1)	602.4	4,702.7	17,908.1
8.	Profit before tax	7,441.4	(7,849.7)	11,836.7	15,653.7	19,022.1	7,804.0
9.	Income tax expenses (net) /
	(net deferred tax credit)	—	—	—	—	2,651.1	(4,257.8)
10.	Net profit(8)–(9)	—	—	—	—	16,371.0	12,061.8
11.	Segment assets	771,726.4	685,550.8	454,527.0	363,550.4	1,226,253.4	1,049,101.2
12.	Unallocated assets	—	—	—	—	26,035.3	19,018.5
13.	Total assets(11)+(12)	—	—	—	—	1,252,288.7	1,068,119.7
14.	Segment liabilities	978,706.4	800,361.9	273,582.3	267,757.8	1,252,288.7	1,068,119.7
15.	Unallocated liabilities	—	—	—	—	—	—
16.	Total liabilities(14)+(15)	978,706.4	800,361.9	273,582.3	267,757.8	1,252,288.7	1,068,119.7

The business operations of the Bank are largely concentrated in India. Activities outside India are restricted to resource mobilisation in international markets. The assets and income from foreign operations are not significant to the overall operations of the Bank and have accordingly not been disclosed.

2. Preference Shares

Certain Government securities amounting to Rs. 1,455.1 million (March 31, 2003: Rs. 1,244.8 million) have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018 as per the original issue terms.

3. Subordinated Debt

Subordinated debt includes index bonds amounting to Rs. 110.4 million (March 31, 2003: Rs. 95.8 million) which carry a detachable warrant entitling bondholders to a right to receive an amount linked to the BSE Sensitive Index (“Sensex”) per terms of the issue. The liability of the Bank arising out of changes in the Sensex has been hedged by earmarking its investments of an equivalent amount in the UTI Index Equity Fund whose value is based on the Sensex. The Bank has not issued any subordinated debt during the year.

F15

SCHEDULES

forming part of the Accounts	Continued

4. Employee Stock Option Scheme

In terms of employee stock option scheme, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank subsequent to the amalgamation of ICICI, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with the Bank and the issuance of equity shares by the Bank pursuant to the amalgamation of ICICI, ICICI Capital Services Limited and ICICI Personal Financial Services Limited, with the Bank.

In terms of the Scheme, 15,964,982 options (March 31, 2003: 12,610,275 options) granted to eligible employees were outstanding at March 31, 2004.

A summary of the status of the Bank’s option plan is given below:

	Year ended March 31, 2004	Year ended March 31, 2003

	Option shares outstanding	Option shares outstanding

Outstanding at the beginning of the year	12,610,275	13,343,625
Add: Granted during the year	7,491,800	—
Less: Forfeited/lapsed during the year	766,489	730,350
Exercised during the year	3,370,604	3,000
Outstanding at the end of the year	15,964,982	12,610,275

5. Early Retirement Option (“ERO”)

The Bank has implemented Early Retirement Option Scheme 2003 to its employees in July 2003. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the ERO.

In accordance with the treatment approved by the RBI, the ex-gratia payments under ERO and termination benefits and leave encashment in excess of the provisions made (net of tax benefits), aggregating to Rs. 1,910.0 million are being amortised over a period of five years commencing August 1, 2003 (the date of retirement of employees exercising the Option being July 31, 2003).

During the year, an amount of Rs. 256.0 million has been charged to revenue on account of ERO Scheme being the proportionate amount amortised for the eight month period ended March 31, 2004.

6. Deferred Tax

On March 31, 2004, the Bank has recorded net deferred tax asset of Rs. 4,429.7 million (March 31, 2003 : Rs. 4,888.3 million) which has been included in other assets.

A composition of deferred tax assets and liabilities into major items is given below:

(Rupees in million)
	Year ended March 31, 2004	Year ended March 31, 2003

Deferred tax asset
Amortisation of premium on investments	—	527.4
Provision for bad and doubtful debts	13,434.1	12,988.7
Others	202.4	855.3

	13,636.5	14,371.4
Less: Deferred tax liability
Less: Depreciation on fixed assets	8,970.6	9,246.9
Less: Others	236.2	236.2

	9,206.8	9,483.1

Net Deferred Tax Asset/(Liability)	4,429.7	4,888.3

F16

SCHEDULES

forming part of the Accounts	Continued

7. Related party transactions

The Bank has transactions with its subsidiaries (including joint ventures), associates (including joint ventures) and directors. The following represent the significant transactions between the Bank and such related parties:

Insurance services

During the year ended March 31, 2004 the Bank paid insurance premium to insurance joint ventures amounting to Rs. 157.2 million (2003: Rs. 163.7 million). During the year ended March 31, 2004 the Bank received claims from insurance subsidiaries amounting to Rs. 85.6 million (2003: Rs. 58.0 million).

Fees

During the year ended March 31, 2004 the Bank received fees from its insurance joint ventures amounting to Rs. 65.3 million (2003: Rs. 17.1 million).

Lease of premises and facilities

During the year ended March 31, 2004, the Bank received for lease of premises, facilities and other administrative costs from subsidiaries and joint ventures amounting to Rs. 361.9 million (2003: Rs. 247.4 million).

Sale of housing loan portfolio

During the year ended March 31, 2004, the Bank sold housing loan portfolio to its subsidiaries amounting to Rs. 18,317.2 million (2003: Rs. Nil).

Secondment of employees

During the year ended March 31, 2004, the Bank received Rs.14.2 million (2003: Rs. 27.7 million) from subsidiaries and joint ventures for secondment of employees.

Sale of investments

During the year ended March 31, 2004, the Bank sold certain investments to its associates amounting to Rs. 3,234.1 million (2003: Rs. 2,369.2 million). On the sales made to the associates, the Bank accounted for a gain of Rs. 199.2 million (2003: Rs. 542.7 million).

Reimbursement of expenses

During the year ended March 31, 2004, the Bank reimbursed expenses to its subsidiaries amounting to Rs. 2,075.7 million (2003: Rs. 1,422.3 million).

Brokerage paid

During the year ended March 31, 2004, the Bank paid brokerage to its subsidiaries amounting to Rs. 5.7 million (2003: Rs. 1.5 million).

Custodial charges received

During the year ended March 31, 2004, the Bank received custodial charges from its associates amounting to Rs. 4.7 million (2003: Rs. 7.6 million).

Interest paid

During the year ended March 31, 2004, the Bank paid interest to its subsidiaries and joint ventures amounting to Rs. 67.9 million (2003: Rs.118.8 million) and to its associates amounting to Rs. 9.5 million (2003: Rs. 0.9 million).

Interest received

During the year ended March 31, 2004 the Bank received interest from its subsidiaries and joint ventures amounting to Rs. 327.2 million (2003: Rs. 471.2 million) and from its Key Management Personnel@ Rs. 0.4 million (2003: Rs. 0.5 million).

Dividend received

During the year ended March 31, 2004 the Bank received dividend from its subsidiaries and joint ventures amounting to Rs. 1,289.7 million (2003: Rs. 1,094.2 million).

Remuneration to directors

Remuneration paid to the executive directors of the Bank during the year ended March 31, 2004 was Rs. 58.5 million (2003: Rs. 41.0 million).

F17

SCHEDULES

forming part of the Accounts	Continued

Related party balances

The following balances payable to/receivable from subsidiaries/ joint ventures/ associates/ key management personnel are included in the balance sheet as on March 31, 2004:

(Rupees in million)

Items/Related Party	Subsidiaries/ Joint ventures	Associates	Key Management Personnel @	Total

Deposits	2,021.2	37.3	23.1	2,081.6
Advances	2,426.0	800.0	10.2	3,236.2
Investments	14,303.6	15,942.5	—	30,246.1
Receivables	315.1	8.0	—	323.1
Payables	739.4	0.5	—	739.9

@ whole-time directors and relatives

The following balances payable to/receivable from subsidiaries/ joint ventures/ associates/ key management personnel are included in the balance sheet as on March 31, 2003:

(Rupees in million)

Items/Related Party	Subsidiaries/ Joint ventures	Associates	Key Management Personnel @	Total

Deposits	2,343.0	4.4	20.3	2,367.7
Advances	4,124.1	—	14.8	4,138.9
Investments	7,888.4	16,038.8	—	23,927.2
Receivables	349.4	0.4	—	349.8
Payables	194.5	0.9	—	195.4

@ whole-time directors and relatives

Subsidiaries and joint ventures

ICICI Venture Funds Management Company Limited, ICICI Securities Limited, ICICI Brokerage Services Limited, ICICI International Limited, ICICI Trusteeship Services Limited, ICICI Home Finance Company Limited, ICICI Investment Management Company Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Bank UK Limited, ICICI Bank Canada, ICICI Prudential Life Insurance Company Limited, ICICI Distribution Finance Private Limited, ICICI Lombard General Insurance Company Limited, Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited.

Associates

ICICI Equity Fund, ICICI Eco-net Internet and Technology Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund, ICICI Property Trust and TCW/ICICI Investment Partners L.L.C.

8. Earnings Per Share (“EPS”)

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard 20, “Earnings per Share”. Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

F18

SCHEDULES

forming part of the Accounts	Continued

The computation of Earnings Per Share is given below:

	(Rupees in million except per share data)
	March 31, 2004	March 31, 2003

Basic
Weighted average no. of equityshares outstanding (Nos)	614,157,868	613,031,569
Net profit	16,371.0	12,061.8
Basic earnings per share (Rs.)	26.66	19.68
Diluted
Weighted average no. of equityshares	619,201,380	613,750,295
Net profit	16,371.0	12,061.8
Diluted earnings per share (Rs.)	26.44	19.65
Nominal value per share (Rs.)	10.00	10.00
The dilutive impact is mainly due to options issued to employees by the Bank.

9. Assets under lease

9.1 Assets under operating lease

The future lease rentals are given below:

	(Rupees in million)
Period	March 31, 2004	March 31, 2003

Not later than one year	229.6	108.5
Later than one year and not later than five years	974.9	537.9
Later than five years	571.0	472.0

Total	1,775.5	1,118.4

9.2 Assets under finance lease

The future lease rentals are given below:

	(Rupees in million)
Period	March 31, 2004	March 31, 2003

Total of future minimum lease payments	1,792.9	1,161.0
Present value of lease payments	1,417.8	818.1
Unmatured finance charges	375.1	342.9
Maturity profile of total of future minimum lease payments
Not later than one year	397.0	166.0
Later than one year and not later than five years	1,255.6	831.9
Later than five years	140.3	163.1

Total	1,792.9	1,161.0

10. Additional disclosures

The following additional disclosures have been made taking into account RBI guidelines in this regard.

F19

SCHEDULES

forming part of the Accounts	Continued

10.1 Capital adequacy ratio

The Capital to Weighted Risk Assets Ratio (“CRAR”) as assessed by the Bank on the basis of the attached financial statements and guidelines issued by RBI is given in the table below:

	(Rupees in million)
	March 31, 2004	March 31, 2003

Tier I capital*	55,250.9	58,072.3
Tier II capital	38,756.9	33,387.5
Total capital	94,007.8	91,459.8
Total risk weighted assets	907,340.2	823,805.4
Capital ratios (per cent)
Tier I	6.09%	7.05%
Tier II	4.27%	4.05%
Total capital	10.36%	11.10%

* Tier I Capital includes the preference shares, which are due for redemption in 2018, as reduced by the amount of corpus created in accordance with RBI guidelines.

10.2 Business/information ratios

The business/information ratios for the period ended March 31, 2004 and March 31, 2003 are given in the table below:

		(Rupees in million)
		March 31, 2004	March 31, 2003

(i)	Interest income to working funds (per cent)	7.83%	9.07%
(ii)	Non-interest income to working funds (per cent)	2.70%	1.91%
(iii)	Operating profit to working funds (per cent)	2.09%	2.49%
(iv)	Return on assets (per cent)	1.31%	1.13%
(v)	Business per employee (average deposits plus average advances) ..	101.0	112.0
(vi)	Profit per employee	1.2	1.1
(vii)	Net non-performing advances (funded) to net advances (per cent)	2.21%	5.21%

	For the purpose of computing the above ratios, working funds represent the average of total assets as reported to the RBI under section 27 of the Banking Regulation Act, 1949.

10.3 Maturity pattern

a) Rupee denominated assets and liabilities as on March 31, 2004
The maturity pattern of rupee denominated assets and liabilities of the Bank as on March 31, 2004 is given below:

			(Rupees in million)
Maturity Buckets	Loans & advances	Investmen tsecurities	Deposits	Borrowings

1 to 14 days	21,863.1	52,235.7	53,572.2	5,689.3
15 to 28 days	4,243.7	27,548.3	16,595.3	6,264.2
29 days to 3 months	11,904.6	32,787.9	72,534.5	6,935.9
3 to 6 months	18,735.3	32,621.3	85,839.2	19,097.4
6 months to 1 year	74,242.4	41,537.8	107,581.2	32,956.4
1 to 3 years	167,247.8	117,207.9	294,475.0	102,112.9
3 to 5 years	86,467.4	22,447.7	19,556.9	22,224.5
Above 5 years	170,790.7	101,042.0	7,897.7	24,741.7

Total	555,495.0	427,428.6	658,052.0	220,022.3

F20

SCHEDULES

forming part of the Accounts	Continued

b) Rupee denominated assets and liabilities as on March 31, 2003

The maturity pattern of rupee denominated assets and liabilities of the Bank as on March 31, 2003 is given below:

				(Rupees in million)
Maturity Buckets	Loans & advances	Investmen tsecurities	Deposits	Borrowings

1 to 14 days	14,165.3	32,828.6	40,141.0	6,715.7
15 to 28 days	1,810.0	21,956.9	14,275.7	3,035.4
29 days to 3 months	18,592.5	36,459.5	67,790.7	17,445.0
3 to 6 months	17,052.9	18,736.1	26,369.2	18,111.5
6 months to 1 year	40,059.6	43,943.5	102,763.0	49,366.1
1 to 3 years	148,660.2	110,286.9	198,621.2	129,667.8
3 to 5 years	81,199.1	22,173.4	10,631.5	22,079.9
Above 5 years	142,587.7	68,238.2	6,885.0	28,231.6

Total	464,127.3	354,623.1	467,477.3	274,653.0

c) Forex denominated assets and liabilities as on March 31, 2004

The maturity pattern of forex denominated assets and liabilities as on March 31, 2004 is given below:

				(Rupees in million)
Maturity Buckets	Loans & advances	Balances with banks and money at call and short notice	Deposits	Borrowings

1 to 14 days	190.7	11,584.7	1,732.0	1,540.6
15 to 28 days	404.0	1,862.4	543.7	3,668.8
29 days to 3 months	2,091.2	2,535.6	1,623.1	6,664.2
3 to 6 months	1,810.0	993.4	3,655.5	8,007.3
6 months to 1 year	12,969.6	—	5,131.6	11,519.3
1 to 3 years	15,350.3	—	7,114.4	15,488.4
3 to 5 years	9,623.9	—	1,663.5	22,985.5
Above 5 years	23,020.5	—	1,570.0	17,506.0

Total	65,460.2	16,976.1	23,033.8	87,380.1

d) Forex denominated assets and liabilities as on March 31, 2003

The maturity pattern of forex denominated assets and liabilities as on March 31, 2003 is given below:

				(Rupees in million)
Maturity Buckets	Loans & advances	Balances with banks and money at call and short notice	Deposits	Borrowings

1 to 14 days	341.3	2,770.2	677.7	1,579.2
15 to 28 days	545.0	—	233.6	1.0
29 days to 3 months	1,202.8	—	1,063.9	6,620.9
3 to 6 months	2,003.3	—	1,610.2	8,591.3
6 months to 1 year	6,889.3	—	3,603.0	10,132.7
1 to 3 years	17,575.2	—	7,026.7	9,834.9
3 to 5 years	11,553.8	—	0.7	13,099.4
Above 5 years	28,556.1	—	..	18,511.8

Total	68,666.8	2,770.2	14,215.8	68,371.2

Notes

  In compiling the information of maturity pattern (refer 10.3 (a), 10.3 (b), 10.3 (c), 10.3 (d) above), certain estimates and assumptions have been made by the management, which have been relied upon by the auditors.
  Assets and liabilities in foreign currency exclude off-balance sheet assets and liabilities.

F21

SCHEDULES

forming part of the Accounts	Continued

10.4 Advances

(i) Lending to sensitive sectors

The Bank has lending to sectors, which are sensitive to asset price fluctuations. Such sectors include capital market, real estate and commodities. The net position of lending to sensitive sectors is given in the table below:

		(Rupees in million)
	March 31, 2004	March 31, 2003

Capital market sector*	2,489.3	1,400.2
Real estate sector	25,172.3	20,941.8
Commodities sector	1,032.0	1,663.6

     * represents loans to NBFC brokers and individuals against pledge of shares.

(ii) Movement of gross non-performing advances during the year

		(Rupees in million)
	April 1, 2003 to March 31, 2004	April 1, 2002 to March 31, 2003

Opening Balance	50,273.8	50,130.3
Add: Additions during the year	14,194.3	11,937.7

	64,468.1	62,068.0
Less: Reductions during the year	(33,992.2)	(11,794.2)

Closing Balance *	30,475.9	50,273.8

* includes suspended interest and claims received from ECGC/DICGC of Rs. 501.8 million (previous year Rs. 490.3 million) on working capital loans.

(iii) Provision for non-performing advances

		(Rupees in million)
	April 1, 2003 to March 31, 2004	April 1, 2002 to March 31, 2003

Opening Balance	22,036.1	23,838.1
Add: Provisions made during the year (including utilisation of fair
value provisions)	7,318.1	6,704.8

	29,354.2	30,542.9
Less: Write-offs/recovery	(13,104.1)	(8,506.8)

Closing Balance	16,250.1	22,036.1

(iv) Financial assets transferred during the year to Securitisation Company (“SC”) Reconstruction Company (“RC”) The Bank has transferred certain assets to an asset reconstruction company (“ARC”) in terms of the guidelines issued by the RBI governing such transfer. For the purpose of year- end valuation of the underlying security receipts issued by ARC, pursuant to the accounting policy vide para 2 (h) of part A, their NAV is taken at the purchase consideration of the assets transferred since ARC has not intimated the NAV and the transfers have been effected close to March 31, 2004. The details of the assets transferred are given in the table below:

		(Rupees in million)
		April 1, 2003 to March 31, 2004

a)	No. of accounts	54
b)	Aggregate value (net of provisions) of accounts sold to SC / RC	12,506.2
c)	Aggregate consideration	12,439.5
d)	Additional consideration realised in respect of accounts transferred in earlier years	—
e)	Aggregate gain/(loss) over net sale value	(66.7)

F22

SCHEDULES

forming part of the Accounts	Continued

(v) Information in respect of restructured assets

The Bank has restructured borrower accounts in standard, sub-standard and doubtful category. The gross amounts (net of write-off) of restructuring during the year in respect of these accounts are given below:

		(Rupees in million)
	April 1, 2003 to March 31, 2004	April 1, 2002 to March 31, 2003

Standard assets subjected to restructuring	49,469.4	58,898.2
Sub-standard assets subjected to restructuring	1,409.0	1,766.4
Doubtful assets subjected to restructuring	783.4	3,032.0

Total amount	51,661.8	63,696.6

Excludes cases that were restructured and disclosed in the earlier years by the bank and subsequently confirmed/ amended on being referred to and admitted under the Corporate Debt Restructuring (CDR) scheme.

		(Rupees in million)
	April 1, 2003 to March 31, 2004	April 1, 2002 to March 31, 2003

Standard assets subjected to CDR	53,761.9	40,595.9
Sub-standard assets subjected to CDR	823.0	137.1
Doubtful assets subjected to CDR	—	—

Total amount	54,584.9	40,733.0

10.5 Investments

				(Rupees in million)
	In India	March 31, 2004 Outside India	In India	March 31,2003 Outside India

Gross value	433,052.1	3,674.1	370,454.5	356.7
Less: Provision for depreciation and fair
value provision	9,233.2	64.4	15,917.2	271.0

Net value	423,818.9	3,609.7	354,537.3	85.7

Provision for depreciation on investments

		(Rupees in million)
	April 1, 2003 to March 31, 2004	April 1, 2002 to March 31, 2003

	14,161.5	17,330.0
Add: Provision made during the year (including utilisation of fair
value provision)	(4,945.8)	(3,168.5)
Less: Transfer from investment fluctuation reserve	—	—
Write-off during the year	—	—

Closing balance	9,215.7	14,161.5

10.6 Investments in equity shares and equity like instruments

		(Rupees in million)
	March 31, 2004	March 31, 2003

Equity shares	6,818.2	6,330.2
Convertible debentures	604.4	1,898.2
Units of equity oriented mutual funds	202.7	578.9
Investment in venture capital funds	11,606.6	3,352.6
Others (loans against collateral, advances to brokers)	5,515.8	1,400.2

Total	24,747.7	13,560.1

F23

SCHEDULES

forming part of the Accounts	Continued

10.7 Repurchase transactions

The details of securities sold and purchased under repos and reverse repos during the period are given below:

				(Rupees in million)
	Minimum outstanding balance during the year	Maximum outstanding balance during the year	Daily average outstanding balance during the year	Balance as on March 31, 2004

Securities sold under repurchase
transaction	—	25,519.0	6,416.3	—
Securities purchased under reverse
repurchase transaction	—	5,850.0	858.8	2,431.8

10.8 Investments in jointly controlled entities

Investments include Rs. 6,690.1 million (March 2003: Rs. 4,026.1 million) representing the Bank’s interests in the following jointly controlled entities :

Sr. No.	Name of the company	Country/ Residence	Percentage holding

1	ICICI Prudential Life Insurance Company Limited	India	74.00%
2	ICICI Lombard General Insurance Company Limited	India	74.00%
3	Prudential ICICI Asset Management Company Limited	India	*44.99%
4	Prudential ICICI Trust Limited	India	*44.80%

* indicates holding by ICICI Bank Limited along with its subsidiaries.

The aggregate amounts of assets, liabilities, income and expenses as on March 31, 2004 and for the year then ended relating to the Bank’s interests in the above entities is as follows :

		(Rupees in million)

Liabilities	Amount	Assets	Amount

Capital and Reserves	3,739.5	Cash and bank balances	847.3
Other liabilities	3,633.6	Investments	15,126.4
Liabilities on life policies in force	10,610.5	Fixed assets	502.4
		Other assets	1,507.5

Total	17,983.6	Total	17,983.6

		(Rupees in million)

Expenses	Amount	Income	Amount

Interest expenses	2.2	Interest income	405.3
Other expenses		Other income
— Premium ceded and change in		— Insurance premium / commission	11,176.0
liability for life policies in force	4,888.2
— Others	8,662.5	— Others	824.2
Provisions	135.2

Total	13,688.1	Total	12,405.5

F24

SCHEDULES

forming part of the Accounts	Continued

10.9 Risk category-wise country-wise exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. Since the country exposure (net) of the Bank in respect of each country does not exceed 2% of the total funded assets, no provision is required to be maintained on country exposures.

		(Rupees in million)
Risk category	Exposure (net) as on March 31, 2004	Exposure (net) as on March 31, 2003

Insignificant	46,114.1	3,559.5
Low	643.5	205.9
Moderate	184.5	13.5
High	8.6	12.5

Total	46,950.7	3,791.4

10.10 Interest rate swaps (“IRS”)

The notional principal amount of Rupee IRS contracts as at March 31, 2004 is Rs. 34,150.0 million for hedging contracts (March 31, 2003: Rs. 29,730.0 million) and Rs. 947,837.8 million for trading contracts (March 31, 2003 : Rs. 348,337.8 million).

The fair value represents the estimated replacement cost of swap contracts as at balance sheet date. At March 31, 2004 the fair value of trading rupee interest rate swap contracts is Rs. 669.2 million (March 31, 2003 : Rs. 308.8 million).

Associated credit risk is the loss that the Bank would incur in case all the counter-parties to these swaps fail to fulfil their contractual obligations. As at March 31, 2004, the associated credit risk on trading rupee interest rate swap contracts is Rs. 8,955.5 million (March 31, 2003: Rs. 2,358.6 million).

Market risk is monitored as the loss that would be incurred by the Bank for a 100 basis points rise in the interest rates. As at March 31, 2004 the market risk on trading rupee interest rate swap contracts amounts to Rs. 63.2 million (March 31, 2003 : Rs. 38.1 million).

Credit risk concentration is measured as the highest net receivable under swap contracts from a particular counter party. As at March 31, 2004 there is a credit risk concentration of Rs. 682.7 million (March 31, 2003 : Rs. 246.7 million) under rupee interest rate swap contracts, with Standard Chartered Bank.

As per the prevailing market practice, collateral is not insisted on from the counter-parties of these contracts.

11. Others
       a.   Credit exposure to

		% age to capital funds	% age to total exposure	% age to capital funds	% age to total exposure
			As at March 31, 2004		As at March 31, 2003

(a)	Single largest borrower	24.9%	2.2%	22.3%	2.4%
(b)	Largest borrower group	53.1%	4.6%	44.2%	4.8%
(c)	Top ten single borrowers
	No. 1	24.9%	2.2%	22.3%	2.4%
	No. 2	20.7%	1.8%	21.1%	2.3%
	No. 3	19.9%	1.7%	13.8%	1.5%
	No. 4	15.7%	1.4%	11.8%	1.3%
	No. 5	14.8%	1.3%	10.9%	1.2%
	No. 6	13.3%	1.2%	10.0%	1.1%
	No. 7	13.1%	1.1%	8.9%	1.0%
	No. 8	13.0%	1.1%	8.9%	1.0%
	No. 9	12.4%	1.1%	8.6%	0.9%
	No. 10	10.5%	0.9%	8.2%	0.9%

F25

SCHEDULES

forming part of the Accounts	Continued

		% age to capital funds	% age to total exposure	% age to capital funds	% age to total exposure
			As at March 31, 2004		As at March 31, 2003

(d)	Top ten borrower groups
	No. 1	53.1%	4.6%	44.2%	4.8%
	No. 2	47.1%	4.1%	28.1%	3.1%
	No. 3	25.7%	2.2%	28.1%	3.1%
	No. 4	24.4%	2.1%	25.2%	2.7%
	No. 5	22.7%	2.0%	19.1%	2.1%
	No. 6	21.0%	1.8%	18.5%	2.0%
	No. 7	16.4%	1.4%	14.3%	1.6%
	No. 8	16.2%	1.4%	11.8%	1.3%
	No. 9	15.7%	1.4%	11.4%	1.2%
	No. 10	13.1%	1.2%	11.0%	1.2%

		% age to total exposure March 31, 2004	% age to total exposure March 31, 2004

(e)	Five largest industrial sectors
	No. 1	7.5%	10.1%
	No. 2	7.3%	9.6%
	No. 3	6.2%	8.5%
	No. 4	5.3%	5.2%
	No. 5	5.0%	4.9%

b. Exchange fluctuation

Exchange fluctuation aggregating Rs. 577.8 million (March 31, 2003 : Rs. 923.6 million), which arises on account of rupee-tying agreements with the Government of India, is held in “Exchange Fluctuation Suspense with Government Account” pending adjustment at maturity on receipt of payments from the Government for repayments to foreign lenders.

c. Swap suspense (net)

Swap Suspense (net) aggregating Rs. 677.0 million (debit) (March 31, 2003: Rs. 128.7 million (debit)), which arises out of conversion of foreign currency swaps, is held in “Swap Suspense Account” and will be reversed at conclusion of swap transactions with swap counter parties.

d. Exchange Risk Administration Scheme

Under the Exchange Risk Administration Scheme (“ERAS”), the Government of India has agreed to extend support to the Exchange Risk Administration Fund (“ERAF”), when it is in deficit and recoup its contribution in the event of surplus. The Bank can claim from the positive balance in the ERAF account maintained by the Industrial Development Bank of India (“IDBI”) to the extent of the deficit in the ERAS Exchange Fluctuation Account. If the balance in the ERAF account with IDBI is insufficient, a claim will be made on the Government of India through IDBI. The Government of India has foreclosed the scheme vide their letter F. No 6 (3)/2002-IF.1 dated January 28, 2003. The total amount payable to the Government of India under the scheme amounting to Rs. 50.0 million has been included in Other Liabilities.

12. Proposed dividend

Proposed dividend includes the amount of dividend payable to the shareholders of the equity issue made in April 2004 (excluding the shares over-allocated under the green shoe option).

F26

SCHEDULES

forming part of the Accounts	Continued

13. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

14. Contingent liability

The Income-tax authorities have disallowed deduction in respect of specific provisions for bad debts made by erstwhile ICICI Limited in prior years on account of retrospective amendment to section 36(1)(vii) of the Income Tax Act, 1961 (the “Act”). The total potential tax impact of such disallowances is Rs. 2,765.9 million, which is included in the contingent liability and is disputed by the Bank in appeals. Based on a legal opinion, the Bank is of the view that the disputed amount would alternatively be deductible under the provisions of the Act as business loss. Further, as the provision is tax deductible in the year of write-off, the Bank is eligible to create a deferred tax asset and accordingly, there is no revenue impact.

15. Comparative figures

Figures of the previous year have been regrouped to conform to the current year’s presentation.

Signatures To Schedules 1 To 18		For and on behalf of the Board of Directors

For S. R. BATLIBOI & CO.		N. VAGHUL	K. V. KAMATH
Chartered Accountants		Chairman	Managing Director & CEO

		LALITA D. GUPTE	KALPANA MORPARIA
per VIREN H. MEHTA		Joint Managing Director	Deputy Managing Director
a Partner
		CHANDA D. KOCHHAR	NACHIKET MOR
		Executive Director	Executive Director

	JYOTIN MEHTA	N. S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 30, 2004	Company Secretary	Treasurer	Accounting & Taxation Group

F27

CASH FLOW STATEMENT

for the year ended March 31, 2004
			(Rs. in ‘000s)

Particulars		Year ended 31.03.2004	Year ended 31.03.2003

CASH FLOW FROM OPERATING ACTIVITIES
Net profit before taxes		19,022,209	7,803,872
Adjustments for:
Depreciation on fixed assets		5,394,413	5,059,415
Net (appreciation)/depreciation on investments		(96,484)	3,094,311
Provision in respect of non-performing assets (including prudential
provision on standard assets)		4,591,155	14,749,848
Provision for contingencies & others		207,936	63,900
Income from subsidiaries (investing activity)		(1,261,729)	(1,094,240)
Loss on sale of fixed assets		31,966	65,038

		27,889,466	29,742,144
Adjustments for:
(Increase) / decrease in Investments		(63,609,871)	55,305,151
(Increase) / decrease in Advances		(91,992,620)	(74,578,831)
Increase / (decrease) in Borrowings		(836,834)	(36,519,614)
Increase / (decrease) in Deposits		199,392,782	160,841,952
(Increase) / decrease in Other assets		2,450,798	(24,500,144)
Increase/(decrease) in Other liabilities and provisions		14,154,337	3,266,612

		59,558,592	83,815,126
Direct taxes paid		(8,531,173)	(6,438,190)

Net cash generated from operating activities	(A)	78,916,885	107,119,080

CASH FLOW FROM INVESTING ACTIVITIES
Investments in subsidiaries and/or joint ventures		(6,415,226)	(1,739,493)
Income received on such investments		1,261,729	1,094,240
Purchase of fixed assets		(5,762,528)	(4,516,874)
Proceeds from sale of fixed assets		369,695	102,090
(Purchase)/Sale of Held to Maturity securities		(2,684,030)	(52,372,174)

Net cash generated from investing activities	(B)	(13,230,360)	(57,432,211)

F28

>

for the year ended March 31, 2004	Continued

			(Rs. in ‘000s)

Particulars		Year ended 31.03.2004	Year ended 31.03.2003

CASH FLOW FROM FINANCING ACTIVITIES
Amount received on exercise of stock options & calls in arrears		539,078	315
Repayment of bonds (including subordinated debt)		(41,221,623)	(112,660,657)
Dividend and dividend tax paid		(5,187,662)	—

Net cash generated from financing activities	(C)	(45,870,207)	(112,660,342)

Cash and cash equivalents on amalgamation	(D)	—	—
Net increase/(decrease) in cash and cash equivalents	(A) + (B) + (C) + (D)	19,816,318	(62,973,473)
Cash and cash equivalents as at 1st April		64,890,026	127,863,499

Cash and cash equivalents as at 31st March		84,706,344	64,890,026

Cash and Cash equivalents represent ‘Cash and balance with Reserve Bank of India’ and ‘Balances with banks and money at call and short notice’.

For and on behalf of the Board of Directors

		N. VAGHUL	K. V. KAMATH
		Chairman	Managing Director & CEO

		LALITA D. GUPTE	KALPANA MORPARIA
		Joint Managing Director	Deputy Managing Director

		CHANDA D. KOCHHAR	NACHIKET MOR
		Executive Director	Executive Director

	JYOTIN MEHTA	N. S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 30, 2004	Company Secretary	Treasurer	Accounting & Taxation Group

F29

SECTION 212

Statement Pursuant to Section 212 of the Companies Act, 1956, Relating to Subsidiary Companies

Sr. No.	Name of the Subsidiary Company	Financial year of the Subsidiary ended on	No. of Equity Shares held by ICICI Bank and/or its nominees in the Subsidiary as on March 31, 2004	Extent of interest of ICICI Bank in Capital of Subsidiary	Net aggregate amount of Profits/ (Losses) of the Subsidiary so far as it concerns the Members of ICICI Bank and is not dealt with in the Accounts of ICICI Bank (see note 1)		Net aggregate amount of Profits/ Losses of the Subsidiary so far as it concerns the Members of ICICI Bank dealt with or provided for in the Accounts of ICICI Bank (see note 2)

					Rs. in Thousands		Rs. in Thousands

					for the financial year ended March 31, 2004	for the previous financial years of the subsidiary since it became a subsidiary	for the financial year ended March 31, 2004	for the previous financial years of the subsidiary since it became a subsidiary

1	ICICI Securities Limited	March 31, 2004	202,833,200 Equity Shares of Rs.10 each fully paid-up	99.9%	530,117	1,576,774	907,681	2,278,360
2	ICICI Brokerage Services Limited (see Note 3)	March 31, 2004	4,500,700 Equity Shares of Rs. 10 each, fully paid-up held by ICICI Securities Limited	-	190,621	148,761	Nil	Nil
3	ICICI Securities Holdings Inc. (see Note 3)	March 31, 2004	1,600,000 Common Stock of USD 1 each fully paid up held by ICICI Securities Limited	-	538	(6,046)	Nil	Nil
4	ICICI Securities Inc. (see Note 3)	March 31, 2004	1,050,000 Common Stock of USD 1 each fully paid up held by ICICI Sec. Holding Inc.	-	16,098	(23,618)	Nil	Nil
5	ICICI Venture Funds Management Company Limited	March 31, 2004	3,124,890 Equity Shares of Rs. 10 each fully paid up	100%	111,226	232,871	148,432	500,611
6	ICICI International Limited	March 31, 2004	40,000 Ordinary Shares of US$10 each fully paid-up	100%	Nil	11,526	Nil	15,782
7	ICICI Home Finance Company Limited	March 31, 2004	115,000,000 Equity Shares of Rs. 10 each fully paid up	100%	98,450	192,936	Nil	230,000
8	ICICI Trusteeship Services Limited	March 31, 2004	50,000 Equity Shares of Rs. 10 each fully paid up	100%	194	439	Nil	Nil
9	ICICI Investment Management Company Limited	March 31, 2004	10,000,700 Equity Shares of Rs 10 each fully paid up	100%	3,001	12,865	Nil	Nil
10	ICICI Prudential Life Insurance Company Limited	March 31, 2004	499,500,000 Equity Shares of Rs. 10 each fully paid up	74%	(1,639,605)	(1,865,070)	Nil	Nil
11	ICICI Lombard General Insurance Company Limited	March 31, 2004	162,800,000 Equity Shares of Rs.10 each fully paid up	74%	104,871	(51,024)	130,329	Nil
12	ICICI Distribution Finance Private Limited	March 31, 2004	8,750,000 Equity Shares of Rs. 10 each fully paid up	100%	Nil	Nil	75,250	Nil
13	ICICI Bank UK Limited	March 31, 2004	50,000,000 Ordinary Shares of USD 1 each and 2 Ordinary Shares of 1 GBP each	100%	(98,233)	Nil	Nil	Nil

1.	The above companies (other than ICICI Distribution Finance Private Limited and ICICI Bank UK Limited) which were subsidiaries of erstwhile ICICI Limited have become subsidiaries of ICICI Bank consequent to merger of ICICI Limited with ICICI Bank.
2.	The amount received by the erstwhile ICICI Limited up to March 29, 2002 as dividend has also been included in the reserves of ICICI Bank.
3.	ICICI Brokerage Services Limited and ICICI Securities Holding Inc. are wholly owned subsidiaries of ICICI Securities Limited. ICICI Securities Inc. is in turn a wholly owned subsidiary of ICICI Securities Holding Inc.
4.	ICICI Bank Canada was incorporated as a 100% subsidiary of ICICI Bank Limited on September 12, 2003. As the first financial year of ICICI Bank Canada has not ended, audited financials are not available.

						For and on behalf of the Board of Directors
				N. VAGHUL Chairman			K. V. KAMATH Managing Director & CEO
			LALITA D. GUPTE Joint Managing Director				KALPANA MORPARIA Deputy Managing Director
			CHANDA D. KOCHHAR Executive Director				NACHIKET MOR Executive Director
Place : Mumbai Date : April 30, 2004		JYOTIN MEHTA General Manager & Company Secretary	N. S. KANNAN Chief Financial Officer & Treasurer				G. VENKATAKRISHNAN General Manager - Accounting & Taxation Group

F-30

Consolidated financial statements of
ICICI Bank Limited and
its subsidiaries

F31

AUDITOR’S REORT

to the Board of Directors of ICICI Bank Limited on the Consolidated Financial Statements of ICICI Bank Limited and its Subsidiaries, Associates and Joint Ventures

We have audited the attached Consolidated Balance Sheet of ICICI Bank Limited and its subsidiaries, associates and joint ventures (the ‘Group’) as at March 31, 2004, and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the ICICI Bank Limited’s management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries, associates and joint ventures whose financial statements reflect total assets of Rs. 68,969 million as at March 31, 2004, total revenues of Rs. 7,779 million and cash flows amounting to Rs. 4,493 million for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

We have jointly audited, with other auditor, the financial statements of a joint venture which reflect total assets of Rs.18,120 million as at March 31, 2004, the total revenue of Rs. 13,039 million and cash flows amounting to Rs. 182 million for the year then ended. For the purpose of the consolidated financial statements, we have relied upon the work of other joint auditor.

We have also relied on the un-audited financial statements of certain subsidiaries/associates/ joint ventures, whose financial statements reflect total assets of Rs. 2,082 million as at March 31, 2004, total revenues of Rs. 1,025 million and cash flow amounting to Rs. 82 million for the year then ended.

We report that the consolidated financial statements have been prepared by the ICICI Bank Limited’s management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements, Accounting Standard 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27, Financial Reporting of interest in Joint Ventures issued by the Institute of Chartered Accountants of India.

F32

Continued

Based on our audit and on consideration of reports of other auditors on separate financial statements and on the consideration of the un-audited financial statements and on the other financial information of the components, and to the best of our information and according to explanations given to us, we are of the opinion that the attached consolidated financial statements gives a true and fair view in conformity with the accounting principles generally accepted in India:

a. in the case of the consolidated balance sheet, of the state of affairs of the Group as at March 31, 2004;

b. in the case of the consolidated profit and loss account, of the profit for the year ended on that date; and

c. in the case of the consolidated cash flow statement, the cash flows for the year ended on that date.

For S. R. BATLIBOI & CO.
Chartered Accountants

per VIREN H. MEHTA
a Partner

Membership No.: 048749
Mumbai: April 30, 2004

F33

CONSOLIDATED BALANCE SHEET

as on March 31, 2004

	Schedule	(Rs. in ‘000s)	As on 31.03.2003

CAPITAL AND LIABILITIES
Capital	1	9,664,012	9,626,600
Reserves and surplus	2	71,395,199	60,594,980
Minority interest		111,219	71,309
Deposits	3	680,787,334	479,507,012
Borrowings	4	349,580,671	367,215,827
Liabilities on policies in force		10,610,595	3,911,716
Other liabilities and provisions	5	185,327,032	173,404,234

TOTAL		1,307,476,062	1,094,331,678

ASSETS
Cash and balance with Reserve Bank of India	6	54,462,954	49,089,557
Balances with banks and money at call and short notice	7	35,421,148	16,407,439
Investments	8	455,747,851	377,753,510
Advances	9	643,958,205	539,089,650
Fixed assets	10	41,470,671	41,257,334
Other assets	11	76,415,233	70,734,188

TOTAL		1,307,476,062	1,094,331,678

Contingent liabilities	12	2,120,203,307	937,472,700
Bills for collection		15,109,352	13,367,843
Significant accounting policies and notes to accounts	18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

As per our report of even date		For and on behalf of the Board of Directors

For S. R. BATLIBOI & CO.		N. VAGHUL	K. V. KAMATH
Chartered Accountants		Chairman	Managing Director & CEO

per VIREN H. MEHTA		LALITA D. GUPTE	KALPANA MORPARIA
a Partner		Joint Managing Director	Deputy Managing Director

		CHANDA D. KOCHHAR	NACHIKET MOR
		Executive Director	Executive Director

	JYOTIN MEHTA	N. S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 30, 2004	Company Secretary	Treasurer	Accounting & Taxation Group

F34

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2004

		Schedule	(Rs. in ‘000s)	Year ended 31.03.2003
I.	INCOME
	Interest earned	13	92,443,183	96,908,195
	Other income	14	45,530,181	25,239,011
	Profit on sale of shares of ICICI Bank Limited
	held by erstwhile ICICI Limited		—	11,910,517
	Share in affiliates		3	—

	TOTAL		137,973,367	134,057,723

II.	EXPENDITURE
	Interest expended	15	71,676,576	81,267,904
	Operating expenses	16	41,934,253	27,482,541
	Provisions and contingencies	17	8,566,214	13,791,720

	TOTAL		122,177,043	122,542,165

III.	PROFIT/LOSS
	Net profit for the year		15,796,324	11,515,558
	Minority interest P/L credit/(debit)		(7,459)	(4,400)
	Net profit after minority interest		15,803,783	11,519,958
	Profit brought forward		10,962	197,889

	TOTAL		15,814,745	11,717,847

IV.	APPROPRIATIONS/TRANSFERS
	Statutory Reserve		4,093,000	3,020,000
	Transfer from Debenture Redemption Reserve		—	(100,000)
	Capital Reserve		2,658,700	2,000,000
	Investment Fluctuation Reserve		2,760,000	1,000,000
	Special Reserve		339,550	500,000
	Revenue and other Reserves		—	100,000
	Proposed equity share dividend		5,440,592	4,597,758
	Proposed preference share Dividend		35	35
	Interim dividend paid		—	—
	Corporate dividend tax		858,828	589,092
	Balance carried over to Balance Sheet		(335,960)	10,962

	TOTAL		15,814,745	11,717,847

	Significant accounting policies and notes to accounts .	18
	Earning per share (Refer note B. 7 )
	Basic (Rs.)		25.73	18.79
	Diluted (Rs.)		25.52	18.77

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

As per our report of even date		For and on behalf of the Board of Directors

For S. R. BATLIBOI & CO.		N. VAGHUL	K. V. KAMATH
Chartered Accountants		Chairman	Managing Director & CEO

per VIREN H. MEHTA		LALITA D. GUPTE	KALPANA MORPARIA
a Partner		Joint Managing Director	Deputy Managing Director

		CHANDA D. KOCHHAR	NACHIKET MOR
		Executive Director	Executive Director

	JYOTIN MEHTA	N. S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 30, 2004	Company Secretary	Treasurer	Accounting & Taxation Group

F35

SCHEDULES

forming part of the Consolidated Balance Sheet as on March 31, 2004

	(Rs. in ‘000s)	As on 31.03.2003
SCHEDULE 1 — CAPITAL
Authorised Capital

1,550,000,000 equity shares of Rs.10 each	15,500,000	15,500,000
(March 31, 2003:1,550,000,000 equity shares of Rs. 10 each)

350 preference shares of Rs.10 million each	3,500,000	3,500,000

Issued, Subscribed and Paid-up Capital
613,021,301 (March 31, 2003: 613,031,404) equity shares of Rs. 10 each [1]	6,130,213	6,130,314

Less : Calls unpaid	—	(3,744)

Forfeited 13,103 (March 31, 2003: Nil) equity shares of Rs. 10 each	93	—

Add : Issued 3,370,604 (March 31, 2003: 3,000) equity shares of
Rs. 10 each on exercise of employee stock options	33,706	30

TOTAL	6,164,012	6,126,600

Preference Share Capital [2]
[Represents face value of 350 preference shares of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on
amalgamation redeemable at par on April 20, 2018]	3,500,000	3,500,000

TOTAL	9,664,012	9,626,600

1.	Includes : -

	a)	31,818,180 underlying equity shares consequent to the ADS issue

	b)	23,539,800 equity shares issued to the equity share holders of Bank of Madura Limited on amalgamation

	c)	264,465,582 equity shares issued to the equity share holders [excluding ADS holders] of ICICI Limited on amalgamation

	d)	128,207,142 underlying equity shares issued to the ADS holders of ICICI Limited on amalgamation

2.	The notification from Ministry of Finance has currently exempted the Bank from the restriction of section 12 (1) of the Banking Regulation Act, 1949, which prohibits issue of preference shares by banks.

F36

SCHEDULES

forming part of the Consolidated Balance Sheet as on March 31, 2004	Continued

		(Rs. in ‘000s)	As on 31.03.2003

SCHEDULE 2 — RESERVES AND SURPLUS

I.	Statutory reserve
	Opening balance (other than joint ventures)	5,672,327	2,627,337
	Additions during the year (other than joint ventures)	4,099,700	3,044,990
	Deductions during the year	—	—
	Closing balance	9,772,027	5,672,327

II.	Debenture redemption reserve
	Opening balance (other than joint ventures)	—	100,000
	Additions during the year	—	—
	Deductions during the year	—	100,000
	Closing balance	—	—

III.	Special reserve
	Opening balance (other than joint ventures)	11,585,396	10,973,030
	Additions during the year (other than joint ventures)	339,550	612,366
	Deductions during the year	—	—
	Closing balance	11,924,946	11,585,396

IV.	Share premium
	Opening balance for joint ventures	206,871	206,871
	Opening balance for others *	8,158,521	8,134,154
	Additions during the year (on exercise of employee stock options) .	477,583	285
	Deductions during the year	—	—
	Closing balance	8,842,975	8,341,310

V.	Investment fluctuation reserve
	Opening balance (other than joint ventures)	1,293,372	403,950
	Additions during the year (other than joint ventures)	6,509,954	889,422
	Deductions during the year	—	—
	Closing balance	7,803,326	1,293,372

VI.	Capital reserve
	Opening balance (other than joint ventures)	2,137,700	141,300
	Additions during the year (other than joint ventures)	2,675,466	2,000,000
	Deductions during the year (other than joint ventures) **	—	3,600
	Closing balance	4,813,166	2,137,700

VII.	Revenue and other reserves
	Opening balance for joint ventures	13,429	6,487
	Opening balance for others *	31,540,484	31,379,819
	Additions during the year for joint ventures	131,165	6,942
	Additions during the year for others	—	160,665
	Deductions during the year for others ***	3,446,319	—
	Closing balance	28,238,759	31,553,913

VIII.	Balance in profit and loss account for others	—	1,900,017
	Balance in profit and loss account for joint ventures	—	(1,889,055)

	TOTAL	71,395,199	60,594,980

* Net of share premium in arrears Rs. NIL [March 31, 2003 Rs. 24.1 million]

** Represents effects of deconsolidation of certain subsidiaries.

*** Includes translation reserve of subsidiaries.

F37

SCHEDULES

forming part of the Consolidated Balance Sheet as on March 31, 2004	Continued

				(Rs. in ‘000s)	As on 31.03.2003
SCHEDULE 3 — DEPOSITS
A.	I.	Demand deposits
		i)	From banks	1,353,174	919,592
		ii)	From others	71,097,860	35,259,501
	II.	Savings bank deposits		83,722,246	37,932,081
	III.	Term deposits
		i)	From banks	50,418,828	53,585,875
		ii)	From others	474,195,226	351,809,963

	TOTAL			680,787,334	479,507,012

B.	I.	Deposits of branches in India		669,193,942	479,507,012
	II.	Deposits of branches outside India		11,593,392	—

	TOTAL			680,787,334	479,507,012

SCHEDULE 4 — BORROWINGS

I.	Borrowings In India

	i)	Reserve Bank of India		—	8,000,000
	ii)	Other banks		36,831,073	36,837,487
	iii)	Other institutions and agencies
		a)	Government of India	4,411,459	5,210,408
		b)	Financial institutions	58,459,540	25,658,489
	iv)	Borrowings in the form of
		a)	Deposits (including deposits taken over from erstwhile ICICI Limited)	4,659,740	6,665,336
		b)	Commercial paper	742,800	2,270,700
		c)	Bonds and debentures (excluding subordinated debt)
			Debentures and bonds guaranteed by the Government of India	14,815,000	14,815,000
			Tax free bonds	—	800,000
			Borrowings under private placement of bonds carrying
			maturity of one to thirty years from the date of placement	48,150,574	91,289,109
			Bonds issued under multiple option/safety bonds series
			— Regular interest bonds	10,953,604	16,722,052
			— Deep discount bonds	4,069,486	6,098,808
			— Bonds with premium warrants	685,670	588,947
			— Encash bonds	1,431,105	1,892,690
			— Tax saving bonds	84,889,030	80,125,313
			— Easy instalment bonds	—	31,337
			— Pension bonds	56,896	54,469
		d)	Application money pending allotment	—	11,238,896

II.	Borrowings outside India

	i)	From multilateral/bilateral credit agencies (guaranteed by the Government of India equivalent of Rs.19,794.3 million)
	ii)	From international banks, institutions and consortiums		36,795,305	27,947,995
	iii)	By way of bonds and notes		18,225,826	5,550,996

	TOTAL			349,580,671	367,215,827

Secured borrowings in I and II above is Rs. NIL (March 31, 2003 Rs. 8,000.0 million)

F38

SCHEDULES

forming part of the Consolidated Balance Sheet as on March 31, 2004	Continued

				(Rs. in ‘000s)	As on 31.03.2003

SCHEDULE 5 — OTHER LIABILITIES AND PROVISIONS

I.	Bills payable			16,872,412	10,305,536
II.	Inter-office adjustments (net)			3,419,337	—
II.	Interest accrued			13,691,233	16,270,883
III.	Unsecured redeemable debentures/bonds			91,058,612	97,495,259
	[Subordinated for Tier II capital]

IV.	Others
	a)	Security deposits from clients		9,518,790	3,540,625
	b)	Sundry creditors		28,493,280	17,337,676
	c)	Received for disbursements under special program		2,730,091	2,548,454
	d)	Other liabilities (including provisions) *		19,543,277	25,905,801

	TOTAL			185,327,032	173,404,234

	* Includes
	a)	Proposed dividend Rs. 5,439.9 million [March 31, 2003 Rs. 4,597.8 million]
	b)	Corporate dividend tax payable Rs. 697.0 million [March 31, 2003 Rs. 589.1 million]
	c)	Provision for standard assets Rs. 3,889.5 million [March 31, 2003 Rs. 3,106.1 million]

SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

I.	Cash in hand (including foreign currency notes)			4,849,242	3,591,341
II.	Balances with Reserve Bank of India in current account			49,613,712	45,498,216

	TOTAL			54,462,954	49,089,557

SCHEDULE 7 — BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

I.	In India
	i)	Balances with banks
		a)	in current accounts	3,896,622	2,360,618
		b)	in other deposit accounts	11,876,568	6,116,918
	ii)	Money at call and short notice
		a)	with banks	—	1,925,000
		b)	with other institutions	—	3,227,500

	TOTAL			15,773,190	13,630,036

II.	Outside India
	i)	in current accounts		3,013,264	917,824
	ii)	in other deposit accounts		12,484,027	637,790
	iii)	Money at call and short notice		4,150,667	1,221,789

	TOTAL			19,647,958	2,777,403

	GRAND TOTAL (I + II)			35,421,148	16,407,439

F39

SCHEDULES

forming part of the Consolidated Balance Sheet as on March 31, 2004	Continued

			(Rs. in ‘000s)	As on 31.03.2003

SCHEDULE 8 — INVESTMENTS [net of provisions]

I.	Investments in India

	i)	Government securities	318,418,688	273,352,054
	ii)	Other approved securities	301,155	344,477
	iii)	Shares	29,491,736	26,388,366
	iv)	Debentures and bonds	64,916,056	62,215,264
	v)	Associates	13,298	14,426
	vi)	Others (CPs, mutual fund units, pass through certificates,
		security receipts etc.) *	42,196,133	15,367,731

		TOTAL	455,337,066	377,682,318

II.	Investments outside India

	i)	Government securities	132,924	—
	ii)	Others	277,861	71,192
	TOTAL		410,785	71,192

	GRAND TOTAL (I + II)		455,747,851	377,753,510

* Includes assets against linked liabilities of life insurance business of Rs. 6,401.0 million (March 31, 2003 Rs. 1,540.5 million).

SCHEDULE 9 — ADVANCES [net of provisions]

A.	i)	Bills purchased and discounted		12,308,603	4,376,415
	ii)	Cash credits, overdrafts and loans repayable on demand		61,254,576	31,340,244
	iii)	Term loans		556,944,528	495,323,675
	iv)	Securitisation, finance lease and hire purchase receivables		13,450,498	8,049,316

	TOTAL			643,958,205	539,089,650

B.	i)	Secured by tangible assets [includes advances against book debt]		593,068,627	506,696,440
	ii)	Covered by Bank/Government guarantees		6,709,389	16,998,486
	iii)	Unsecured		44,180,189	15,394,724

	TOTAL			643,958,205	539,089,650

C.	I.	Advances in India
		i)	Priority sector	145,307,396	89,376,024
		ii)	Public sector	7,071,294	18,974,073
		iii)	Banks	433,504	1,013,245
		iv)	Others	479,623,992	429,190,181

	TOTAL			632,436,186	538,553,523

	II.	Advances outside India
		i)	Due from banks	—	—
		ii)	Due from others
			a) Bills purchased and discounted	5,958,406	—
			b) Syndicated loans	1,962,537	—
			c) Others	3,601,076	536,127

			TOTAL	11,522,019	536,127

	GRAND TOTAL (C. I and II)			643,958,205	539,089,650

F40

SCHEDULES

forming part of the Consolidated Balance Sheet as on March 31, 2004	Continued

		(Rs. in ‘000s)	As on 31.03.2003

SCHEDULE 10 — FIXED ASSETS

I.	Premises
	At cost as on March 31 of preceding year	16,335,957	15,584,439
	Additions during the year	1,088,888	* 3,752,559
	Deductions during the year	(332,847)	* (3,001,041)
	Depreciation to date	(1,113,222)	(723,665)

	Net block	15,978,776	15,612,292

II.	Other fixed assets (including furniture and fixtures)
	At cost as on March 31 of preceding year	11,294,487	7,670,105
	Additions during the year	3,478,064	* 4,009,073
	Deductions during the year	(182,762)	* (384,691)
	Depreciation to date	(5,787,996)	(3,415,418)

	Net block	8,801,793	7,879,069

III.	Assets given on Lease
	At cost as on March 31 of preceding year	21,546,379	** 23,446,795
	Additions during the year	777,257	343,565
	Deductions during the year	(1,587,161)	(2,243,981)
	Depreciation to date, accumulated lease adjustment and provisions	(4,046,373)	(3,780,406)

	Net block	16,690,102	17,765,973

	TOTAL	41,470,671	41,257,334

	*	Includes adjustment amounting to Rs. 1,614.9 million on account of transfer to non banking assets in Schedule 11
	**	Includes repossessed Leased Asset Rs. 96.0 million

SCHEDULE 11 — OTHER ASSETS
I.	Inter-office adjustments (net)		—	1,034,655
II.	Interest accrued		15,874,106	19,761,130
III.	Tax paid in advance/tax deducted at source (net)		20,019,671	14,192,470
IV.	Stationery and stamps		3,600	8,084
V.	Non-banking assets acquired in satisfaction of claims *		5,047,938	4,538,354
VI.	Others
	a)	Advance for capital assets	960,128	1,563,466
	b)	Outstanding fees and other income	2,749,536	2,527,873
	c)	Exchange Fluctuation Suspense with Government of India	577,818	923,573
	d)	Swap suspense	677,012	128,667
	e)	Others **	30,505,424	26,055,916

	TOTAL		76,415,233	70,734,188

	*	Includes
		a.	assets amounting to Rs. Nil (March 31, 2003 Rs. 1,614.9 million) transferred from premises in Schedule 10 b. certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank’s name.

	* *	Includes
		a.	Net Deferred Tax Asset of Rs. 4,628.9 million (March 31, 2003 Rs. 5,063.9 million)
		b.	Unamortised costs on account of the early retirement option scheme offered to the employees of the bank of Rs. 1,654.0 million (March 31, 2003 Rs. Nil)
		c.	Debit balance in profit and loss account Rs. 336.0 million (March 31, 2003 Rs. Nil) including for joint ventures Rs. 332.2 million (March 31, 2003 Rs. Nil).

SCHEDULE 12 — CONTINGENT LIABILITIES
I.	Claims against the bank not acknowledged as debts		25,146,652	20,365,980
II.	Liability for partly paid investments		1,241,429	1,804,936
III.	Liability on account of outstanding forward exchange contracts		557,352,618	251,030,498
IV.	Guarantees given on behalf of constituents
	a)	In India	113,855,978	106,478,281
	b)	Outside India	6,433,971	—
V.	Acceptances, endorsements and other obligations		65,239,936	43,251,942
VI.	Currency swaps		44,302,599	29,109,450
VII.	Interest rate swaps and currency options		1,266,030,840	455,894,698
VIII.	Other items for which the Bank is contingently liable		40,599,284	29,536,915

	TOTAL		2,120,203,307	937,472,700

F41

SCHEDULES

forming part of the Consolidated Profit and Loss Account for the year ended March 31, 2004	Continued

		(Rs. in ‘000s)	Year ended 31.03.2003

SCHEDULE 13 — INTEREST EARNED
I.	Interest/discount on advances/bills	61,989,102	61,628,197
II.	Income on investments	26,453,853	30,889,875
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	2,193,950	2,368,947
IV.	Others *	1,806,278	2,021,176

	TOTAL	92,443,183	96,908,195

	*Includes interest on income tax refund Rs. 406.1 million (March 31, 2003: Rs. 242.9 million)

SCHEDULE 14 — OTHER INCOME
I.	Commission, exchange and brokerage	12,037,235	8,660,753
II.	Profit/(Loss) on sale of investments (net)	14,175,352	5,866,324
III.	Profit/(Loss) on revaluation of investments (net)	10,430	1,487
IV.	Profit/(Loss) on sale of land, buildings and other assets (net)	(32,785)	(66,586)
V.	Profit/(Loss) on foreign exchange transactions (net) (including premium amortisation)	2,086,142	102,431
VI.	Income pertaining to insurance business	12,809,483	4,963,207
VII.	Miscellaneous income (including lease income)	4,444,324	5,711,395

	TOTAL	45,530,181	25,239,011

SCHEDULE 15 — INTEREST EXPENDED
I.	Interest on deposits	30,194,309	24,797,095
II.	Interest on Reserve Bank of India/inter-bank borrowings	3,230,976	3,076,050
III.	Others (including interest on borrowings of erstwhile ICICI Limited)*	38,251,291	53,394,759

	TOTAL	71,676,576	81,267,904

	*Includes expenses incurred to raise funds Rs. 297.4 million (March 31, 2003: Rs. 622.3 million)

SCHEDULE 16 — OPERATING EXPENSES
I.	Payments to and provisions for employees	7,106,649	4,894,633
II.	Rent, taxes and lighting	1,855,998	1,439,530
III.	Printing and stationery	954,119	807,914
IV.	Advertisement and publicity	1,247,016	892,789
V.	Depreciation on Bank’s property (including non banking assets)	2,803,542	2,035,237
VI.	Depreciation (including lease equalisation) on leased assets	2,805,368	3,166,538
VII.	Directors’ fees, allowances and expenses	8,372	2,199
VIII.	Auditors’ fees and expenses	30,673	20,252
IX.	Law charges	571,637	178,387
X.	Postages, telegrams, telephones, etc.	1,600,421	1,133,398
XI.	Repairs and maintenance	2,080,307	1,555,653
XII.	Insurance	371,742	269,697
XIII.	Expenses pertaining to insurance business	11,888,585	4,210,695
XIV.	Other expenditure	8,609,824	6,875,619

	TOTAL	41,934,253	27,482,541

SCHEDULE 17 — PROVISIONS AND CONTINGENCIES
I.	Income tax
	- Current period tax	3,465,972	2,957,051
	- Deferred tax adjustment	(91,633)	(6,518,520)
II.	Wealth tax	24,017	22,500
III.	Additional depreciation/ (write-back of depreciation) on investments (net)	86,795	2,444,174
IV.	Provision for advances (net)*	4,123,127	13,282,615
V.	Prudential provision on standard assets	750,000	1,540,000
VI.	Others	207,936	63,900

	TOTAL	8,566,214	13,791,720

	* Includes provision on non performing advances, non performing leased assets and other receivables

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SCHEDULES

forming part of the Consolidated Account	Continued

SCHEDULE 18

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS

Overview

ICICI Bank Limited together with its subsidiaries, joint ventures and associates (collectively, the Group) is a diversified financial services group providing a variety of banking and financial services including project finance, working capital finance, venture capital finance, investment banking, treasury products and services, retail banking and broking.

ICICI Bank Limited (“ICICI Bank” or “the Bank”), incorporated in Vadodara, India is a publicly held bank engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the accounts of ICICI Bank Limited, its subsidiaries, associates and joint ventures.

The Bank consolidates all subsidiaries as defined in accounting standard (“AS”) 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India (“ICAI”) on line by line basis by adding together like items of assets, liabilities, income and expenses. Further, the Bank accounts for investments in associates as defined by AS 23 “Accounting for Investments in Associates in Consolidated Financial Statements” by the equity method of accounting. The Bank has investments in certain joint ventures, which have been consolidated by the proportionate consolidation method as required by AS 27 on “Financial Reporting of Interests in Joint Ventures.”

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of these financial statements conform with the Accounting Standards issued by ICAI, the guidelines issued by the Reserve Bank of India (“RBI”), Insurance Regulatory and Development Association (“IRDA”) and National Housing Bank (“NHB”) from time to time as applicable to relevant companies and generally accepted accounting principles prevailing in India.

The Group follows the accrual method of accounting except where otherwise stated and historical cost convention.

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable.

Future results could differ from these estimates.

The consolidated financial statements include the results of the following entities:

Sr. No.	Name of the company	Country/residence	Relation	Ownership interest

1.	ICICI Securities Limited	India	Subsidiary	99.92%
2.	ICICI Brokerage Services Limited	India	Subsidiary	99.92%
3.	ICICI Securities Inc.	USA	Subsidiary	99.92%
4.	ICICI Securities Holding Inc.	USA	Subsidiary	99.92%
5.	ICICI Venture Funds
	Management Company Limited	India	Subsidiary	99.99%
6.	ICICI Home Finance Company Limited	India	Subsidiary	100.00%
7.	ICICI Trusteeship Services Limited	India	Subsidiary	100.00%
8.	ICICI Investment
	Management Company Limited	India	Subsidiary	100.00%
9.	ICICI International Limited	Mauritius	Subsidiary	100.00%
10.	ICICI Bank UK Limited	United Kingdom	Subsidiary	100.00%
11.	ICICI Distribution Finance Private Limited	India	Subsidiary	100.00%
12.	ICICI Bank Canada	Canada	Subsidiary	100.00%
13.	ICICI Property Trust	India	Direct holding	100.00%
14.	ICICI Eco-net Internet & Technology Fund	India	Direct holding	92.12%
15.	ICICI Equity Fund	India	Direct holding	100.00%
16.	ICICI Emerging Sectors Fund	India	Direct holding	98.88%
17.	ICICI Strategic Investments Fund	India	Direct holding	100.00%

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SCHEDULES

forming part of the Consolidated Account	Continued

The financial statements of the subsidiaries used in the consolidation are drawn upto the same reporting date as that of the Bank, i.e. year ended March 31, 2004.

ICICI Bank Canada was incorporated as a 100% subsidiary of ICICI Bank Limited on September 12, 2003. The Canada Deposit Insurance Corporation, admitted the Bank to its membership on September 24, 2003, giving it the ability to mobilize retail deposits from across Canada.

During the year the Bank has acquired 100% stake in Transamerica Apple Distribution Finance Private Limited with effect from May 7, 2003. Subsequently with effect from June 3, 2003 the name has been changed to ICICI Distribution Finance Private Limited.

As per the approval of the RBI dated March 31, 2003 received by the Bank for the above acquisition, the Bank is required to initiate proceedings for the voluntary winding up of the company after the business is transferred to the Bank’s balance sheet. Hence, the financials of this company are not prepared on a going concern basis.

Adjustments relating to the recoverability and the classification of recorded asset amount or to amounts and classification of liabilities that may be necessary on winding up of the company have been made on management’s assessment of the same. All assets and liabilities have been stated at net realisable value.

The investment in TCW/ICICI Investment Partners L.L.C. (holding of the Bank is 50%) is accounted under equity method as per AS 23.

The Bank has adopted AS 27 and the investments in the following companies have been accounted in accordance with the provisions of AS 27 :-

Sr. No.	Name of the company	Country/ residence	Percentage holding

1	ICICI Prudential Life Insurance Company Limited	India	74.00%
2	ICICI Lombard General Insurance Company Limited	India	74.00%
3	Prudential ICICI Asset Management Company Limited	India	**44.99%
4	Prudential ICICI Trust Limited	India	**44.80%

** Indicates holding by ICICI Bank Limited along with its subsidiaries.

Equity issue of ICICI Bank Limited

The Board of Directors, pursuant to a resolution dated February 10, 2004, authorised an equity issue amounting to Rs. 30,500 million through a book built issue with a green shoe option of Rs. 4,500 million subject to the approval of shareholders under Section 81(1A) of the Companies Act, at the extraordinary general meeting to be held on March 12, 2004. The shareholders have pursuant to a resolution dated March 12, 2004 under Section 81(1A) of the Companies Act, authorised the issue and the green shoe option.

Subsequent to the balance sheet date the Bank has issued 108,928,571 equity shares of Rs.10 each at a premium of Rs. 270 per share aggregating to Rs. 30,500 million. The Bank has also over-allocated 16,071,429 equity shares of Rs.10 each at a price of Rs. 280 per equity share (fully paid up) under the green shoe option.

A. SIGNIFICANT ACCOUNTING POLICIES

1. Revenue Recognition
    ICICI Bank Limited

a)	Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets where it is recognised upon realisation as per the prudential norms of the RBI. Accrual of income is also suspended considering economic conditions and other risk factors, on certain other loans, including certain projects under implementation, where the implementation has been significantly delayed and in the opinion of the management significant uncertainties exist as to the final financial closure and/or date of completion of the project.

b)	Income from hire purchase operations is accrued by applying the interest rate implicit on outstanding balances.

F44

SCHEDULES

forming part of the Consolidated Account	Continued

c) Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases effected from April 1, 2001 have been accounted as per Accounting Standard 19 on “Accounting for leases” issued by the ICAI.

d) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

e) Dividend is accounted on an accrual basis when the right to receive the dividend is established.

f) Fees received as a compensation of future interest sacrifice is amortised over the remaining period of the facility.

g) Arranger’s fee is accrued proportionately where more than 75% of the total amount of finance has been arranged.

h) All other fees are recognised upfront on their becoming due.

i) Income arising from sell down of loan assets is recognised upfront net of future servicing cost of assets sold and projected delinquencies and included in Interest income.

j) Guarantee commission is recognised over the period of the guarantee.

Other entities

k) Fees earned on non-fund based activities such as issue management, loan syndication, financial advisory services etc., are recognised based on the stage of completion of assignments and the bills raised for the recovery of fees.

l) Income from brokerage activities is recognised as income on the trade date of the transaction. Related expenditure incurred for procuring business are accounted for as procurement expenses.

m) In case of life insurance business, insurance premium is recognised as income when due. Uncollected premium on lapsed policies is recognised as income when such policies are reinstated. For linked business, premium is recognised when the associated units are allotted. Fees on linked policies is recognised when due.

In case of general insurance business, insurance premium is recognised as income over the contract period or over the period of risk. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies is recognised in the year in which it is cancelled. Premium deficiency is recognised if the sum of expected claim costs, related expenses and maintenance costs exceeds related reserves for unexpired risks.

Commission on reinsurance business is recognized at the inception of the contract as income in the year of ceding the risk.

2. Investments
    ICICI Bank Limited

Investments are valued in accordance with the extant RBI guidelines on investment classification and valuation as under:

a) All investments are categorised into ‘Held to Maturity’, ‘Available for sale’ and ‘Trading‘. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each category the investments are further classified under (a) Government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others.

b) ‘Held to Maturity’ securities are carried at their acquisition cost or at amortised cost if acquired at a premium over the face value. A provision is made for other than temporary diminution.

c) ‘Available for sale’ and ‘Trading’ securities are valued periodically as per RBI guidelines.

The market/fair value for the purpose of periodical valuation of quoted investments included in the ‘Available for Sale’ and ‘Held for Trading’ categories is the market price of the scrip as available from the trades/quotes on the stock exchanges, SGL account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (“FIMMDA”) periodically.

The market/fair value of unquoted SLR securities included in the ‘Available for Sale’ and ‘Trading’ categories is as per the rates put out by FIMMDA.

F45

SCHEDULES

forming part of the Consolidated Account	Continued

The valuation of non-SLR securities, other than those quoted on the stock exchanges, wherever linked to the Yield-to-Maturity (“YTM”) rates, is with a mark-up (reflecting associated credit risk) over the YTM rates for government securities put out by FIMMDA.

The unquoted equity shares are valued at the book value, if the latest balance sheet is available or at Re. 1.

Securities are valued scrip-wise and depreciation/appreciation aggregated for each category. Net appreciation in each basket if any, being unrealised, is ignored, while net depreciation is provided for.

d) Costs such as brokerage, commission etc., pertaining to investments, paid at the time of acquisition, are charged to revenue.

e) Broken period interest on debt instruments is treated as a revenue item.

f) Investments in subsidiaries/joint ventures are categorised as ‘Held to Maturity’ in accordance with the RBI guidelines.

g) Profit on sale of investment in the ‘Held to Maturity’ category is credited to the revenue account and thereafter is appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve.

h) At each reporting year-end, security receipts issued by the asset reconstruction company are valued in accordance with the guidelines applicable to non-SLR instruments prescribed by RBI from time to time. Accordingly, in case where the security receipts issued by the asset reconstruction company are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the Net Asset Value (NAV), obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

Other entities

In case of investments by ICICI Equity Fund, ICICI Eco-net Internet and Technology Fund, ICICI Emerging Sectors Fund and ICICI Strategic Investments Fund, brokerage, commission and stamp duty are included in the cost of acquisition while front-end fees earned are netted off from cost of investments.

ICICI Equity Fund, ICICI Eco-net Internet and Technology Fund, ICICI Emerging Sectors Fund and Strategic Investment Fund (schemes of ICICI Venture Capital Fund) value their investments as per Securities and Exchange Board of India (“SEBI”) guidelines issued from time to time. Total investments of these funds amount to Rs. 16,778.1 million. Unrealised gains and temporary losses on investments are recognised as components of investors’ equity and are dealt with under Unrealised Investment Reserve.

ICICI International Limited values its investments in accordance with International Accounting Standard (“IAS”) 39 (Financial Instruments: Recognition and Measurement). Total investments of the subsidiary amount to Rs. 13.1 million.

ICICI Securities Limited, ICICI Brokerage Services Limited, ICICI Securities Inc., and ICICI Securities Holding Inc., include brokerage and stamp duty payable to arrive at the cost of investments. However, in respect of securities held as stock-in-trade, brokerage and stamp duty are written off as revenue expenditure. Commission earned in respect of securities held as stock-in-trade and investments acquired from the primary market and on devolvement are adjusted from the cost of acquisition. Total investments of such subsidiaries amount to Rs. 22,456.2 million. Other entities other than ICICI Bank UK Limited and ICICI Bank Canada value their investments as per AS 13 “Accounting for Investments“ issued by ICAI. Total investments of such subsidiaries amount to Rs. 943.4 million.

Insurance joint ventures

ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are governed by Insurance Act 1938 which value their investments in accordance with the provisions of Insurance Regulatory and Development Authority Regulation, 2002. Total investments of these two joint ventures amount to Rs. 14,698.1 million.

In case of insurance joint ventures, unrealised gain / loss arising on account of such valuation is taken to equity under the head “Fair Value change account”.

3. Provisions/Write-offs on loans and other credit facilities
    ICICI Bank Limited

a) All credit exposures are classified as per the RBI guidelines, into performing and non-performing assets. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the RBI. Provisions are made on substandard and doubtful assets at rates equal to or higher than those prescribed by

F46

SCHEDULES

forming part of the Consolidated Account	Continued

the RBI. The secured portion of the substandard and doubtful assets is provided at 50% over a three-year period instead of five and a half years as prescribed by the RBI. Loss assets and unsecured portion of doubtful assets are fully provided/written off. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

b) For restructured/rescheduled assets, provision is made in accordance with the guidelines issued by the RBI, which requires the present value of the interest sacrifice be provided at the time of restructuring.

c) In the case of other than restructured loan accounts classified as NPAs, the account is reclassified as “standard” account if arrears of interest and principal are fully paid by the borrower.

In respect of non-performing loan accounts subject to restructuring, asset category is upgraded to standard account if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms.

d) The Bank has incorporated the assets taken over from erstwhile ICICI Limited (“ICICI”) in its books at carrying values as appearing in the books of ICICI with a provision made based on the fair valuation exercise carried out by an independent firm. To the extent future provisions are required on the assets taken over from ICICI, the provision created on fair valuation of the assets at the time of the amalgamation is used.

e) Amounts recovered against other debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the Profit and Loss Account.

f) In addition to the general provision of 0.25% made on standard assets in accordance with the RBI guidelines, the Bank maintains general provisions to cover potential credit losses which are inherent in any loan portfolio but not identified. For standard assets, additional general provisions are determined having regard to overall portfolio quality, asset growth, economic conditions and other risk factors.

g) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposure (other than for home country). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning made on exposures exceeding 90 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 90 days, 25% of the normal provision requirement is held. If the country exposure (net) of the Bank in respect of each country does not exceed 2% of the total funded assets, no provision will be maintained on such country exposure.

Other subsidiaries

The policy of provisioning against non-performing loans and advances has been decided by the management considering prudential norms issued by the respective governing regulatory authority.

4. Fixed assets and depreciation
    ICICI Bank Limited

Premises and other fixed assets are carried at cost less accumulated depreciation. Depreciation is charged over the estimated useful life of a fixed asset on a “straight line” basis. The rates of depreciation for fixed assets, which are not lower than the rates prescribed in schedule XIV of the Companies Act, 1956, are as follows:

Asset	Depreciation Rate

Premises owned by the Bank	1.63%
Improvements to leasehold premises	1.63% or over the lease period,
whichever is higher
ATMs	12.50%
Plant and machinery like air conditioners, xerox machines, etc.	10%
Furniture and fixtures	15%
Motor vehicles	20%
Computers	33.33%
Others (including software and system development expenses)	25%

a) Depreciation on leased assets is made on a straight-line basis at the higher of the rates determined with reference to the primary period of lease and the rates specified in Schedule XIV to the Companies Act, 1956.

b) Assets purchased/sold during the year are depreciated on the basis of actual number of days the asset has been put to use.

c) Items costing less than Rs. 5,000 are depreciated at the rate of 100%.

F47

SCHEDULES

forming part of the Consolidated Account	Continued

Other entities

d) In case of ICICI Venture Funds Management Company Limited, depreciation on assets, other than leased assets, is charged on written down value method in accordance with the provisions of Schedule XIV of the Companies Act, 1956. The gross block, accumulated depreciation and net block in respect of such fixed assets as on March 31, 2004 for the subsidiary was Rs. 87.6 million, Rs. 40.7 million and Rs. 46.9 million respectively.

e) In case of ICICI Securities Limited, ICICI Brokerage Services Limited, ICICI Securities Holding Inc. and ICICI Securities Inc., depreciation on assets, other than leased assets and improvements to leased property, is charged on written down value method in accordance with the provisions of Schedule XIV of the Companies Act, 1956. The gross block, accumulated depreciation and net block in respect of such fixed assets as on March 31, 2004 for these subsidiaries was Rs. 195.3 million, Rs. 87.8 million and Rs. 107.5 million respectively.

f) In case of Prudential ICICI Asset Management Company Limited, fixed assets other than leasehold improvements are depreciated at written down value method based on economic lives of the assets as estimated by the management. The gross block, accumulated depreciation and net block in respect of such fixed assets as on March 31, 2004 was Rs. 138.9 million, Rs. 101.5 million and Rs. 37.4 million respectively.

g) In case of ICICI Bank Canada, fixed assets other than leasehold improvements are depreciated using straight-line method over the estimated useful lives of the assets as estimated by the management. The gross block, accumulated depreciation and net block in respect of such fixed assets as on March 31, 2004 was Rs. 45.9 million, Rs. 1.6 million and Rs. 44.3 million respectively.

h) In case of ICICI Bank UK, fixed assets other than leasehold improvements are depreciated using straight-line method over the estimated useful economic lives of the assets as estimated by the management. The gross block, accumulated depreciation and net block in respect of such fixed assets as on March 31, 2004 was Rs. 80.8 million, Rs. 8.8 million and Rs. 72.0 million respectively.

5. Foreign currency transactions
    ICICI Bank Limited

a) Income and expenditure items are translated at the exchange rates prevailing on the date of the transaction. Monetary assets and liabilities are translated at closing exchange rates notified by the Foreign Exchange Dealers’ Association of India (“FEDAI”) at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

b) Outstanding forward exchange contracts are stated at contracted rates and are revalued at the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of in-between maturities. The resultant gains or losses are recognised in the profit and loss account.

c) Contingent liabilities on account of guarantees, endorsements and other obligations are stated at the exchange rates notified by FEDAI at the balance sheet date.

Other entities

Financial statements of foreign subsidiaries/associates – ICICI Securities Holding Inc., ICICI Securities Inc., ICICI Bank UK Limited, ICICI Bank Canada, ICICI International Limited and TCW/ICICI Investment Partners L.L.C. have been converted in accordance with Accounting Standard 11 on “The effects of changes in foreign exchange rates”.

6. Accounting for derivative contracts
    ICICI Bank Limited

The Bank enters into derivative contracts such as foreign currency options, interest rate and currency swaps and cross currency interest rate swaps to hedge on-balance sheet assets and liabilities or for trading purposes.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments are correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting.

Trading swaps and foreign currency options, outstanding at the balance sheet date are marked to market and the resulting loss, if any, is recorded in the profit and loss account.

Other entities

In case of ICICI Securities Limited and its subsidiaries,

a) The gains are recognised only on settlement / expiry of the derivative instruments.

b) All open positions are marked to market and the unrealised gains / loss are netted off on a scrip-wise basis. Mark-to-market gains, if any, are not recognised.

c) Debit / credit balances on open positions are shown as current assets / liabilities, as the case may be.

F48

SCHEDULES

forming part of the Consolidated Account	Continued

7. Employee Stock Option Scheme (“ESOS”)

The Bank has formulated an employees stock option scheme. The scheme provides that employees are granted an option to acquire equity shares of the Bank that vests in graded manner. The options may be exercised within a specified period. The Bank follows the intrinsic value method for computing the compensation cost, if any, for all options granted.

8. Staff retirement benefits

For employees covered under group gratuity scheme and group superannuation scheme of LIC, gratuity and superannuation charge to profit and loss account is on the basis of premium charged by LIC. Provision for gratuity and pension for other employees and leave encashment liability are determined as per actuarial valuation. Defined contributions for Provident Fund are charged to the profit and loss account based on contributions made in terms of the scheme.

The Bank provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Bank. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan is funded through periodic contributions to a fund set-up by the Bank and administered by a Board of Trustees. Such contributions are actuarially determined.

9. Income taxes

Income tax expense is the aggregate amount of current tax and deferred tax charge. Current year taxes are determined in accordance with the Income Tax Act, 1961. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the period.

Deferred tax assets and liabilities are recognised for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis and operating carry forward losses. Deferred tax assets are recognised only after giving due consideration to prudence. Deferred tax asset and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date. The impact on account of changes in the deferred tax assets and liabilities is also recognised in the income statement.

Deferred tax assets are recognised and realised at each year end, based upon management’s judgement as to whether realisation is considered reasonably certain. Deferred tax assets are recognised on carry forward of unabsorbed depreciation and tax losses only if there is virtual certainty that such deferred tax asset can be realised against future profits.

10. Translation of the financial statements of foreign offices

In accordance with the guidelines issued by the RBI, all assets, liabilities, income and expenditure of the foreign representative offices and branches of the Bank have been converted at the closing rate prevailing on the balance sheet date. The resultant gains or losses are recognised in the profit and loss account.

11. Other

a. Reinsurance premium of insurance business

Insurance premium on ceding of the risk is recognised in the year in which the risk commences, over the period of contract or period of risk, whichever is appropriate. Any subsequent revision to premium ceded is recognised over the remaining period of risk or contract period. Adjustment to reinsurance premium arising on cancellation of policies is recognised in the year in which it is cancelled.

b. Liability for life policies in force

In respect of life insurance business, liability for life policies in force and also policies in respect of which premium has been discontinued but a liability exists, is determined by the Appointed Actuary on the basis of an annual review of the life insurance business, as per the gross premium method in accordance with accepted actuarial practice, requirements of the IRDA and the Actuarial Society of India. The linked policies sold by the Company carry two types of liabilities - unit liability representing the fund value of policies and non-unit liability for future expenses, meeting death claims, income taxes and cost of any guarantees.

B. NOTES FORMING PART OF THE ACCOUNTS

1. Preference shares

Certain Government Securities amounting to Rs. 1,455.1 million (March 31, 2003: Rs. 1,244.8 million) have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018 as per the original issue terms.

2. Subordinated debt

Subordinated debt includes index bonds amounting to Rs. 110.4 million (March 31, 2003: Rs. 95.8 million) which carry a detachable warrant entitling bondholders to a right to receive an amount linked to the BSE Sensitive index

F49

SCHEDULES

forming part of the Consolidated Account	Continued

(“Sensex”) per terms of the issue. The liability of the Bank arising out of changes in the Sensex has been hedged by earmarking its investments of an equivalent amount in the UTI Index Equity Fund whose value is based on the Sensex. The Bank has not issued any subordinated debt during the year.

3. Employee stock option scheme

In terms of employee stock option scheme, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank subsequent to the amalgamation of ICICI, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with the Bank and the issuance of equity shares by the Bank pursuant to the amalgamation of ICICI, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with the Bank.

In terms of the Scheme, 15,964,982 options (March 31, 2003: 12,610,275 options) granted to eligible employees were outstanding at March 31, 2004.

A summary of the status of the Bank’s option plan is given below:

		Year ended March 31,2004	Year ended March 31,2003

		Option shares outstanding	Option shares outstanding

Outstanding at the beginning of the year		12,610,275	13,343,625
Add :	Granted during the year	7,491,800	—
Less:	Forfeited/lapsed during the year	766,489	730,350
Exercised during the year		3,370,604	3,000
Outstanding at the end of the year		15,964,982	12,610,275

4. Early retirement option (“ERO”)

The Bank has implemented Early Retirement Option scheme 2003 to its employees in July 2003. All employees who had completed 40 years of age and seven years of service with the Bank (including period of service with entities amalgamated with the Bank) were eligible for the ERO.

In accordance with the treatment approved by the RBI, the ex-gratia payments under ERO and termination benefits and leave encashment in excess of the provisions made (net of tax benefits), aggregating to Rs. 1,910.0 million are being amortised over a period of five years commencing August 1, 2003 (the date of retirement of employees exercising the Option being July 31, 2003).

During the year, an amount of Rs. 256.0 million has been charged to revenue on account of ERO scheme being the proportionate amount amortised for the eight month period ended March 31, 2004.

5. Deferred tax

On March 31, 2004, the Group has recorded net deferred tax asset of Rs. 4,628.8 million, (March 31, 2003 : Rs. 5,063.9 million) which has been included in Other Assets.

A composition of deferred tax assets and liabilities into major items is given below:

		(Rupees in million)
Particulars		March 31, 2004	March 31, 2003

Deferred tax asset
Amortisation of premium on investments		—	527.4
Provision for bad and doubtful debts		13,664.6	13,164.1
Others		254.3	889.3

		13,918.9	14,580.8
Less :	Deferred tax liability
	Depreciation on fixed assets	9,001.5	9,275.0
	Others	288.6	241.9

		9,290.1	9,516.9

Net Deferred tax asset/(liability)		4,628.8	5,063.9

F50

SCHEDULES

forming part of the Consolidated Account	Continued

6. Related party transactions

The Group has entered into transactions with the following related parties

  Joint ventures and associates of the Bank;
  Key management personnel and their relatives

Insurance services

During the year ended March 31, 2004 the Company paid insurance premium to insurance joint ventures amounting to Rs.157.2 million (2003: Rs. 163.7 million). During the year ended March 31, 2004 the Bank received claims from insurance joint ventures amounting to Rs. 85.6 million (2003: Rs. 58.0 million)

Fees

During the year ended March 31, 2004 the Bank received fees from its insurance joint ventures amounting to Rs. 65.3 million (2003: Rs. 17.1 million)

Lease of premises and facilities

During the year ended March 31, 2004, the Bank received for lease of premises, facilities and other administrative costs from its joint ventures amounting to Rs. 186.1 million (2003: Rs. 92.8 million).

Secondment of employees

During the year ended March 31, 2004, the Bank received from its joint ventures Rs.14.2 million (2003: Rs. 12.0 million) for secondment of employees.

Interest paid

During the year ended March 31, 2004, the Bank paid interest to its joint ventures amounting to Rs. 26.1 million (2003: Rs. 9.5 million).

Interest received

During the year ended March 31, 2004, the Bank received interest from joint ventures Rs. 0.2 million (2003: Rs. 0.3 million) and its key management personnel amounting to Rs. 0.4 million (2003: Rs. 0.5 million).

Remuneration to directors

Remuneration paid to the directors of the Bank during the year ended March 31, 2004 was Rs. 58.5 million (2003: Rs. 41.0 million).

Related party balances

The following balances payable to/receivable from the related parties are included in the balance sheet as on March 31, 2004:

			(Rupees in million)

Items/Related Party	Joint ventures and Associates	Key Management Personnel @	Total

Deposit	964.8	23.1	987.9
Advances	—	10.2	10.2
Receivables	251.7	—	251.7
Payables	10.6	—	10.6

The following balances payable to/receivable from the related parties are included in the balance sheet as on March 31, 2003.

		(Rupees in million)

Items/Related Party	Joint ventures and Associates	Key Management Personnel @	Total

Deposit	161.5	20.3	181.8
Advances	1.5	14.8	16.3
Receivables	252.0	—	252.0
Payables	2.6	—	2.6

@  whole time directors of the Board and their relatives

F51

SCHEDULES

forming part of the Consolidated Account	Continued

Joint ventures and associates

ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, TCW/ICICI Investment Partners L.L.C.

7. Earnings per share (“EPS”)

The group reports basic and diluted earnings per equity share in accordance with Accounting Standard 20, “Earnings Per Share”. Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding for the year. Diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

The computation of earnings per share is given below:

(Rupees in million except per share data)

	March 31, 2004	March 31, 2003
Basic
Weighted average no. of equity shares outstanding (Nos)	614,157,868	613,031,569
Net profit	15,803.8	11,520.0
Earnings per share (Rs.)	25.73	18.79
Diluted
Weighted average no. of equity shares outstanding (Nos)	619,201,380	613,750,295
Net profit	15,803.8	11,520.0
Earnings per share (Rs.)	25.52	18.77
Nominal value per share (Rs.)	10.00	10.00

The dilutive impact is mainly due to options issued to employees by the Bank.

8. Assets under lease

8.1 Assets under operating lease

The future lease rentals are given in the table below:

	(Rupees in million)

Period	March 31, 2004	March 31, 2003

Not later than one year	234.4	111.9
Later than one year and not later than five years	981.9	545.6
Later than five years	571.0	472.0

Total	1,787.3	1,129.5

8.2 Assets under finance lease

The future lease rentals are given below:

	(Rupees in million)

Period	March 31, 2004	March 31, 2003

Total of future minimum lease payments	1,792.9	1,161.0
Present value of lease payments	1,417.8	818.1
Unmatured finance charges	375.1	342.9
Maturity profile of total of future minimum lease payments
Not later than one year	397.0	166.0
Later than one year and not later than five years	1,255.6	831.9
Later than five years	140.3	163.1

Total	1,792.9	1,161.0

F52

SCHEDULES

forming part of the Consolidated Account	Continued

9. Other

a. Exchange fluctuation

Exchange fluctuation aggregating Rs. 577.8 million (March 31, 2003 : Rs. 923.6 million), which arises on account of rupee-tying agreements with the Government of India, is held in “Exchange Fluctuation Suspense with Government Account” pending adjustment at maturity on receipt of payments from the Government for repayments to foreign lenders.

b. Swap suspense (net)

Swap suspense (net) aggregating Rs. 677.0 million (debit) (March 31, 2003 : Rs. 128.7 million (debit)), which arises out of conversion of foreign currency swaps, is held in “Swap Suspense Account” and will be reversed at conclusion of swap transactions with swap counter parties.

c. Exchange Risk Administration Scheme

Under the Exchange Risk Administration Scheme (“ERAS”), the Government of India has agreed to extend support to the Exchange Risk Administration Fund (“ERAF”), when it is in deficit and recoup its contribution in the event of surplus. The Bank can claim from the positive balance in the ERAF account maintained by the Industrial Development Bank of India (IDBI) to the extent of the deficit in the ERAS Exchange Fluctuation Account. If the balance in the ERAF account with IDBI is insufficient, a claim will be made on the Government of India through IDBI. The Government of India has foreclosed the scheme vide their letter F. No 6 (3)/2002-IF.1 dated January 28, 2003. The total amount payable to the Government of India under the scheme amounting to Rs. 50.0 million has been included in other liabilities.

10. Proposed dividend

Proposed dividend includes the amount of dividend payable to the shareholders of the equity issue made in April 2004 (excluding the shares over-allocated under the green shoe option).

11. The profit and loss account for the year ended March 31, 2004, reports appropriations made by ICICI Bank and appropriation of profits made by the subsidiaries amounting to Rs. 513.0 million have not been considered.

12. Information about business and geographical segments

The Group reports its operations into the following segments:

  Consumer and commercial banking comprising the retail and corporate banking business of the Bank, ICICI Home Finance Company Limited, ICICI Bank UK Limited, ICICI Bank Canada and ICICI Distribution Finance Private Limited.

  Investment banking comprising the treasury of the Bank, the investment banking business of ICICI Securities Limited and its subsidiaries ICICI Venture Funds Management Company Limited, ICICI Eco-net Internet & Technology Fund, ICICI Equity Fund, ICICI Strategic Investments Fund, ICICI Emerging Sector Fund and ICICI International Limited

  Others comprising ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited, Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, ICICI Property Trust, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and TCW/ICICI Investment Partner L.L.C. whose individual business is presently not material in relation to the consolidated financials.

Inter segment transactions are generally based on transfer pricing measures as determined by management. Income, expenses, assets and liabilities are either specifically identifiable with individual segments or have been allocated to segments on a systematic basis.

Based on such allocations, Segmental balance sheet as on March 31, 2004 and segmental profit & loss account for the period ended March 31, 2004 have been prepared.

F53

SCHEDULES

forming part of the Consolidated Account	Continued

								(Rupees in million)

		Consumer and commercial banking		Investment banking		Others		Total

	Particulars	For the year ended 31.03.04	For the year ended 31.03.03	For the year ended 31.03.04	For the year ended 31.03.03	For the year ended 31.03.04	For the year ended 31.03.03	For the year ended 31.03.04	For the year ended 31.03.03

1.	Revenue (before extraordinary profit)	97,052.3	94,132.4	38,056.8	30,923.0	13,913.3	5,607.9	149,022.4	130,663.4

2.	Less: Inter segment revenue	—	—	—	—	—	—	(11,049.0)	(8,515.6)

3.	Total revenue (1) -(2)	—	—	—	—	—	—	137,973.4	122,147.8

4.	Operating profit (i.e. Profit before unallocated expenses, extraordinary profit, provision, and tax )	13,148.9	9,986.8	12,541.5	4,384.1	(1,071.8)	(973.6)	24,618.6	13,397.3

5.	Unallocated expenses	—	—	—	—	—	—	256.0	—

6.	Profit on sale of shares
	of ICICI Bank Limited held by erstwhile ICICI Limited	—	—	—	11,910.0	—	—	—	11,910.0

7.	Provisions (including
	accelerated / additional provision)	5,803.2	17,370.2	(642.8)	(43.9)	—	—	5,160.4	17,326.3

8.	Profit before tax (4)-(5)+(6)-(7)	7,345.7	(7,383.5)	13,184.3	16,338.1	(1,071.8)	(973.6)	19,202.2	7,981.0

9.	Income tax expenses (net)/(net deferred tax credit)	—	—	—	—	—	—	3,398.4	(3,539.0)

10.	Net Profit (8)-(9)	—	—	—	—	—	—	15,803.8	11,520.0

Other Information
11.	Segment assets	799,639.3	692,536.9	463,233.4	374,262.6	18,300.8	8,285.8	1,281,173.5	1,075,085.3

12.	Unallocated assets	—	—	—	—	—	—	26,302.6	19,246.4

13.	Total assets (11)+(12)	—	—	—	—	—	—	1,307,476.1	1,094,331.7

14.	Segment liabilities	1,003,090.2	808,680.2	292,912.8	281,400.7	11,473.1	4,250.8	1,307,476.1	1,094,331.7

15.	Unallocated liabilities	—	—	—	—	—	—	—	—

16.	Total liabilities (14)+(15)	—	—	—	—	—	—	1,307,476.1	1,094,331.7

The business operations of the Group are largely concentrated in India. The assets and income from foreign operations are immaterial.

13. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

F54

SCHEDULES

forming part of the Consolidated Account	Continued

14. Contingent liability

The Income-tax authorities have disallowed deduction in respect of specific provisions for bad debts made by erstwhile ICICI Limited in prior years on account of retrospective amendment to section 36(1)(vii) of the Income Tax Act, 1961 (the “Act”). The total potential tax impact of such disallowances is Rs. 2,765.9 million, which is included in the contingent liability and is disputed by the Bank in appeals. Based on a legal opinion, the Bank is of the view that the disputed amount would alternatively be deductible under the provisions of the Act as business loss. Further, as the provision is tax deductible in the year of write-off, the Bank is eligible to create a deferred tax asset and accordingly, there is no revenue impact.

15. During the year, the general insurance joint venture has changed its accounting policy relating to reinsurance commission income. In the previous year, the company recognized commission on reinsurance ceded over the contract period. Had the company continued to follow the accounting policy followed in the previous year, the commission income, transfer to shareholders’ account, operating profit, profit before tax would have been lower by Rs. 248.6 million and unearned commission would have been higher by Rs. 248.6 million.

16. Additional disclosures

Additional statutory information disclosed in separate financial statements of the parent and the subsidiaries having no bearing on the true and fair view of the consolidated financial statements and also the information pertaining to the items which are not material have not been disclosed in the consolidated financial statement in view of the general clarification issued by ICAI.

17. Comparative figures

The figures of the previous year have been regrouped to conform to the current year’s presentation.

Signatures To Schedules 1 To 18		For and on behalf of the Board of Directors

		N. VAGHUL	K. V. KAMATH
		Chairman	Managing Director & CEO

		LALITA D. GUPTE	KALPANA MORPARIA
		Joint Managing Director	Deputy Managing Director

		CHANDA D. KOCHHAR	NACHIKET MOR
		Executive Director	Executive Director

	JYOTIN MEHTA	N. S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 30, 2004	Company Secretary	Treasurer	Accounting & Taxation Group

F55

CONSOLIDATED CASH FLOW STATEMENT

for the year ended March 31, 2004	(Rs. in’000)

Particulars		2003-2004	2002-2003

CASH FLOW FROM OPERATING ACTIVITIES
Net profit before taxes		19,202,139	7,980,989

Adjustments for:
Depreciation on fixed assets		5,608,910	5,201,775
Net (appreciation)/depreciation on investments		76,365	2,442,687
Provision in respect of non-performing assets (including prudential
provision on standard assets)		4,873,127	14,822,615
Provision for contingencies & others		207,936	63,900
Loss on sale of fixed assets		32,785	66,586

		30,001,262	30,578,552
Adjustments for:
(Increase) / decrease in investments		(67,833,837)	49,371,959
(Increase) / decrease in advances		(109,741,682)	(74,839,746)
Increase / (decrease) in borrowings		17,149,820	(36,281,456)
Increase / (decrease) in deposits		201,280,322	157,335,842
(Increase) / decrease in other assets		573,749	(16,655,916)
Increase/(decrease) in other liabilities and provisions		23,945,784	6,084,990

		65,374,156	85,015,673
Payment of taxes (net)		(9,317,190)	(7,015,770)

Net cash generated from operating activities	(A)	86,058,228	108,578,455

CASH FLOW FROM INVESTING ACTIVITIES

Purchase of fixed assets		(6,227,868)	(2,477,199)
Proceeds from sale of fixed assets		372,836	103,423
(Purchase)/Sale of long term investment		(9,104,638)	(56,671,432)

Net cash generated from investing activities	(B)	(14,959,670)	(59,045,208)

CASH FLOW FROM FINANCING ACTIVITIES

Amount received on exercise of stock option & calls in arrears		539,077	315
Repayment of bonds (including subordinated debts)		(41,221,623)	(112,660,657)
Dividend and dividend tax paid		(5,354,941)	(568)

Net cash generated from financing activities	(C)	(46,037,487)	(112,660,910)

F56

for the year ended March 31, 2004	Continued

Particulars		2003-2004	2002-2003

Effect of consolidation of new subsidiary / deconsolidation
of subsidiary on cash & cash equivalents	(D)	(673,965)	(49,968)

Net increase/(decrease) in cash and cash equivalents	(A)+(B)+(C)+(D)	24,387,106	(63,177,631)

Cash and cash equivalents as at 1st April		65,496,996	128,674,627
Cash and cash equivalents as at 31st March		89,884,102	65,496,996

Cash and Cash equivalents represent ‘Cash and balance with Reserve Bank of India’ and ‘Balances with banks and money at call and short notice’.

Signatures To Schedules 1 To 18		For and on behalf of the Board of Directors

For S. R. BATLIBOI & CO.		N. VAGHUL	K. V. KAMATH
Chartered Accountants		Chairman	Managing Director & CEO

		LALITA D. GUPTE	KALPANA MORPARIA
per VIREN H. MEHTA		Joint Managing Director	Deputy Managing Director
a Partner
		CHANDA D. KOCHHAR	NACHIKET MOR
		Executive Director	Executive Director

	JYOTIN MEHTA	N. S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 30, 2004	Company Secretary	Treasurer	Accounting & Taxation Group

F57

Financial information of Subsidiaries for the year ended March 31, 2004

Rupees in million
Particulars	ICICI Securities Limited	ICICI Brokerage Services Limited	ICICI Securities Inc.	ICICI Securities Holdings Inc.	ICICI Home Finance Company Limited	ICICI Trusteeship Services Limited	ICICI Investment Management Company Limited	ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited	ICICI Lombard General Insurance Company Limited	ICICI International Limited	ICICI Distribution Finance Private Limited	ICICI Bank UK Limited	ICICI Bank Canada (unaudited)
Paid-Up Share Capital	2,030.0	45.0	48.3	75.0	1,550.0	0.5	100.0	31.3	6,750.0	2,200.0	17.5	87.5	2,185.9	838.0
Reserves	1,895.0	334.8	(8.8)	(8.1)	244.8	0.6	15.6	381.0	(4,740.7)	59.3	5.6	434.9	(98.2)	(31.2)
Total Assets	23,210.2	741.6	44.6	68.0	27,345.5	1.5	122.4	530.8	18,119.6	5,469.3	23.4	673.9	4,607.7	883.2
Total Liabilities	19,285.2	361.8	5.1	1.1	25,550.7	0.4	6.8	118.5	16,110.3	3,210.0	0.3	151.5	2,520.0	76.4
Investments (Excluding Investments In Subsidiaries)	-	-	-	-	172.8	-	14.4	326.7	16,580.2	3,328.7	13.1	-	-	-
Turnover (Income From Operations)	3,211.5	376.0	35.3	26.8	1,400.4	0.3	7.5	1,041.3	9,892.8	5,364.8	7.0	139.5	59.7	9.7
Profit Before Tax (PBT)	1,902.2	298.7	16.1	0.5	105.3	0.3	4.2	313.9	(2,239.0)	422.4	-	60.1	(98.2)	(44.6)
Provision For Taxation	463.2	107.9	-	-	6.9	0.1	1.2	54.2	23.3	104.6	-	26.5	-	(13.4)
Profit After Taxation (PAT)	1,439.0	190.8	16.1	0.5	98.5	0.2	3.0	259.7	(2,215.7)	317.8	-	33.6	(98.2)	(31.2)
Proposed Equity Dividend	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes:

1.	The Ministry of Company Affairs vide its letter dated July 12, 2004 has exempted the Bank from attaching the accounts of its subsidiary companies to its accounts for FY2004. In terms of one of the requirement of the said letter, the above information about the subsidiary companies has been provided.
2.	ICICI Brokerage Services Limited and ICICI Securities Holding Inc. are wholly owned subsidiaries of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc. and hence a subsidiary of ICICI Securities Limited. The financials of ICICI Securities Holding Inc. and ICICI Securities Inc. are translated into Indian rupees as per the provisions of Accounting Standard 11 - Effects of changes in foreign exchange rates issued by the Institute of Chartered Accountants of India and audited by their statutory auditors.
3.	The financials of ICICI Bank UK Limited and ICICI International Limited have been translated into Indian Rupees at the closing rate on March 31, 2004 of 1 USD = Rs. 43.7175.
4.	The paid-up share capital of ICICI Home Finance Company Limited and ICICI Bank Canada includes the paid-up preference share capital of Rs. 400.0 million and Rs. 335.2 million respectively.
5.	ICICI Bank Canada was incorporated as a 100% subsidiary of ICICI Bank Limited on September 12, 2003. As the first financial year of ICICI Bank Canada has not ended, audited financials are not available and hence the unaudited financials have been considered for consolidation of accounts. The financials of ICICI Bank Canada have been translated into Indian Rupees at the closing rate on March 31, 2004 of 1 CAD = Rs. 33.52.

For S.R. BATLIBOI & CO. Chartered Accountants			For and on behalf of the Board of Directors

		N. VAGHUL Chairman	K. V. KAMATH Managing Director & CEO

per VIREN H. MEHTA a Partner		LALITA D. GUPTE Joint Managing Director	KALPANA MORPARIA Deputy Managing Director

		CHANDA D. KOCHHAR Executive Director	NACHIKET MOR Executive Director

Place : Mumbai Date : July 23, 2004	JYOTIN MEHTA General Manager & Company Secretary	N. S. KANNAN Chief Financial Officer & Treasurer	G. VENKATAKRISHNAN General Manager - Accounting & Taxation Group

F58

     EXTRACTS FROM THE

CONSOLIDATED US GAAP

FINANCIAL STATEMENTS OF

     ICICI BANK LIMITED

AND ITS SUBSIDIARIES

FOR THE FINANCIAL YEAR ENDED MARCH 31, 2004

Contents

Consolidated balance sheets	60

Consolidated statements of operations	61 - 62

Consolidated statements of stockholders' equity & other comprehensive income	63

Consolidated statements of cash flows	64 - 65

CONSOLIDATED BALANCE SHEETS

	(in millions, except share data)
at March 31,	2003	2004	2004
			Convenience translation into US$
	Rs.	Rs.	US$
Assets
Cash and cash equivalents	72,453	98,985	2,281
Trading assets	39,634	75,155	1,732
Securities:
Available for sale	267,499	296,605	6,834
Non-readily marketable equity securities	9,418	8,621	199
Venture capital investments	3,704	5,142	118
Investments in affiliates	2,615	3,619	83
Loans, net of allowance for loan losses, security deposits and
unearned income	630,421	728,520	16,786
Customers' liability on acceptances	43,252	65,142	1,501
Property and equipment, net	21,215	23,183	534
Assets held for sale	2,306	4,829	111
Goodwill	4,787	5,403	124
Intangible assets, net	5,118	4,513	104
Deferred tax assets	6,423	7,937	183
Interest and fees receivable	12,472	6,529	151
Other assets	58,946	74,948	1,727

Total assets	1,180,263	1,409,131	32,468

Liabilities
Interest bearing deposits	456,051	611,178	14,081
Non-interest bearing deposits	35,239	73,777	1,700
Trading liabilities	26,086	26,079	601
Short-term borrowings	42,095	57,364	1,322
Bank acceptances outstanding	43,252	65,142	1,501
Long-term debt	400,812	373,449	8,605
Redeemable preferred stock	853	944	22
Taxes and dividends payable	16,880	20,180	465
Deferred tax liabilities	460	614	14
Other liabilities	66,198	84,829	1,955

Total liabilities	1,087,926	1,313,556	30,266

Commitments and contingencies

Minority interest	124	1,050	24

Stockholders' equity:
Common stock at Rs. 10 par value: 800,000,000 and
1,550,000,000 shares authorized as of March 31, 2003 and
2004; Issued and outstanding 613,034,404 and
616,391,905 shares as of March 31, 2003 and 2004,
respectively	6,127	6,164	142
Additional paid-in capital	64,863	65,341	1,506
Retained earnings	18,246	18,279	421
Accumulated other comprehensive income	2,977	4,741	109

Total stockholders' equity	92,213	94,525	2,178

Total liabilities and stockholders' equity	1,180,263	1,409,131	32,468

F60

CONSOLIDATED STATEMENTS OF OPERATIONS

	(in millions, except share data)
for the year ended March 31,	2002(1)	2003	2004	2004
				Convenience translation into US$
	Rs.	Rs.	Rs.	US$
Interest and dividend income
Interest and fees on loans	75,237	75,080	69,221	1,596
Interest and dividends on securities	1,447	17,022	15,695	362
Interest and dividends on trading assets	1,715	2,754	3,232	74
Interest on balances and deposits with banks	368	1,151	1,148	26
Other interest income	100	2,096	1,823	42

Total interest and dividend income	78,867	98,103	91,119	2,100

Interest expense
Interest on deposits	744	26,033	30,680	707
Interest on long-term debt	59,798	48,163	38,412	885
Interest on short-term borrowings	7,717	3,829	1,374	32
Interest on trading liabilities	911	3,114	1,815	42
Other interest expense	350	2,069	94	2

Total interest expense	69,520	83,208	72,375	1,668

Net interest income	9,347	14,895	18,744	432
Provision for loan losses	9,743	19,649	20,055	462

Net interest income/ (loss) after provision for loan losses	(396)	(4,754)	(1,311)	(30)
Non-interest income
Fees, commission and brokerage	4,703	5,397	8,988	207
Net gain on trading activities	2,442	3,075	4,433	102
Net gain/(loss) on venture capital investments	(316)	(1,278)	357	8
Net gain/(loss) on other securities	(3,256)	956	12,443	287
Net gain on sale of loans and credit substitutes	1,979	3,120	4,687	108
Foreign exchange income/(loss)	78	92	2,061	47
Software development and services	1,493	1,062	903	21
Gain on sale of stock of subsidiaries/affiliates	165	—	—	—
Gain/(loss) on sale of property and equipment	29	16	345	8
Rent	310	117	131	3
Transaction processing services	—	696	1,756	40
Other non-interest income	521	—	574	13

Total non-interest income	8,148	13,253	36,678	844

Non-interest expense
Salaries and employee benefits	2,980	5,383	9,976	230
General and administrative expenses	4,616	12,581	16,440	378
Amortization of intangible assets	—	645	685	16

Total non-interest expense	7,596	18,609	27,101	624

Income/(loss) before equity in earning/(loss)
of affiliates, minority interest, income taxes
and cumulative effect of accounting changes	156	(10,110)	8,266	190
Equity in earning/(loss) of affiliates	294	(958)	(1,437)	(33)
Minority interest	83	24	28	1

Income/(loss) before income taxes and cumulative
effect of accounting changes	533	(11,044)	6,857	158
Income tax (expense)/benefit	(251)	3,061	(1,638)	(38)

Income/(loss) before cumulative effect of accounting changes	282	(7,983)	5,219	120
Cumulative effect of accounting changes, net of tax .	1,265	—	—	—

Net income/(loss)	1,547	(7,983)	5,219	120

F61

CONSOLIDATED STATEMENTS OF OPERATIONS

Continued	(in millions, except share data)
for the year ended March 31,	2002(1)	2003	2004	2004
				Convenience translation into US$
	Rs.	Rs.	Rs.	US$
Earnings per equity share: Basic (Rs.)
Net income/ (loss) before cumulative effect
of accounting changes	0.72	(14.18)	8.50	0.20
Cumulative effect of accounting changes	3.22	—	—	—

Net income/ (loss)	3.94	(14.18)	8.50	0.20

Earnings per equity share: Diluted (Rs.)
Net income/ (loss) before cumulative effect of
accounting changes	0.72	(14.18)	8.43	0.20
Cumulative effect of accounting changes	3.22	—	—	—

Net income/(loss)	3.94	(14.18)	8.43	0.20

Weighted average number of equity shares used in
computing earnings per equity share (millions)
Basic	393	563	614
Diluted	393	563	619

1) Restated for reverse acquisition and adoption of SFAS No. 147.

F62

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME

					(in millions, except share data)

					Additional Paid-in Capital	Retained Earnings	Deferred Compen- sation	Accumulated Other Compre- hensive Income, Net of Tax	Total Stockholders Equity
	Common stock		Treasury Stock
	No. of Shares(1)	Amount	No. of Shares	Amount
		Rs.		Rs.	Rs	Rs	Rs	Rs	Rs

Balance as of March 31, 2001	392,672,024	3,922	—	—	42,036	34,196	(33)	(4,199)	75,922

Common stock issued on
exercise of stock options	700	—	—	—	—	—	—	—	—
Amortization of compensation	—	—	—	—	—	—	26	—	26
Comprehensive income
Net income	—	—	—	—	—	1,547	—	—	1547
Net unrealized gain/(loss) on
securities, net of realization
(net of tax)	—	—	—	—	—	—	—	3,283	3,283
Translation adjustments
(net of tax)	—	—	—	—	—	—	—	84	84

Comprehensive income/(loss)									4,914

Cash dividends declared
(Rs. 11 per common share)	—	—	—	—	—	(9,514)	—	—	(9,514)

Balance as of March 31, 2002(2)	392,672,724	3,922	—	—	42,036	26,229	(7)	(832)	71,348

Common stock issued
on reverse acquisition	118,962,731	1,190	—	—	10,838	—	—	—	12,028
Fair value of stock options
assumed on reverse acquisition	—	—	—	—	409	—	—	—	409
Treasury stock arising due to
reverse acquisition	101,395,949		(101,395,949)	(8,204)	8,204	—	—	—	—
Sale of treasury stock	—	1,015	101,395,949	8,204	3,336	—	—	—	12,555
Common stock issued on
exercise of stock options	3,000	—	—	—	—	—	—	—	—
Increase in carrying value on direct
issuance of stock by subsidiary	—	—	—	—	40	—	—	—	40
Amortization of compensation	—	—	—	—	—	—	7	—	7
Comprehensive income		—	—	—	—	—	—	—	—
Net income/ (loss)	—	—	—	—	—	(7,983)	—	—	(7,983)
Net unrealized gain/(loss) on
securities, net of realization
(net of tax)	—	—	—	—	—	—	—	3,731	3,731
Translation adjustments…(net of tax)	—	—	—	—	—	—	—	78	78

Comprehensive income/ (loss)		—	—	—	—	—	—	—	(4,174)

Balance as of March 31, 2003	613,034,404	6,127	—	—	64,863	18,246	—	2,977	92,213

Common stock issued on exercise
of stock options	3,370,604	34	—	—	478	—	—	—	512
Receipt of calls in arrears		3	—	—		—	—	—	3
Amortization of compensation	—	—	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—	—	—
Net income/(loss)	—	—	—	—	—	5,219	—	—	5,219
Net unrealized gain/(loss) on securities,
net of realization…(net of tax)	—	—	—	—	—	—	—	1,858	1,858
Translation adjustments…(net of tax)	—	—	—	—	—	—	—	(94)	(94)

Comprehensive income/ (loss)	—	—	—	—	—	—	—	—	6,983

Cash dividends declared
(Rs.7.5 per common share)	—	—	—	—	—	(5,186)	—	—	(5,186)

Balance as of March 31, 2004	616,405,008	6,164	—	—	65,341	18,279	—	4,741	94,525

Balance as of March 31, 2004
(US$)	616,405,008	142			1,506	421		109	2,178

1) Restated for reverse acquisition.
2) Restated for adoption of SFAS No. 147.

F63

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(in millions, except share data)
for the year ended March 31,	2002(1)	2003	2004	2004
				Convenience translation into US$
	Rs.	Rs.	Rs.	US$
Operating activities
Net income/(loss)	1,547	(7,983)	5,219	120
Adjustments to reconcile net income to net cash
(used in)/provided by operating activities:
Provision for loan and other credit losses	10,532	19,649	20,055	462
Depreciation	786	2,438	2,791	64
Amortization	1,193	5,815	(1,902)	(44)
Amortization of discounts and expenses on borrowings	1,307	607	856	20
Deferred income tax	(3,245)	(4,348)	(2,046)	(47)
Unrealized loss/(gain) on trading securities	(80)	(117)	15	—
Unrealized loss/(gain) on venture capital investments	300	1,278	(499)	(11)
Other than temporary decline in value of other securities	3,480	2,098	944	22
Unrealized gain on derivative transactions	190	(1,009)	(850)	(20)
Undistributed equity in (earning)/loss of affiliates	(9)	958	1,631	38
Minority interest	(83)	(24)	(28)	(1)
(Gain)/loss on sale of property and equipment, net	(29)	(16)	(345)	(8)
(Gain)/loss on sale of securities available for sale	(349)	(956)	(12,443)	(287)
Gain on sale of subsidiary's stock	(165)	—	—	—
Gain on sale of loans	(1,979)	(2,795)	(4,687)	(108)
Cumulative effect of accounting changes, net of tax	(1,265)	—	—	—
Change in assets and liabilities
Trading account assets	(23,421)	29,944	(34,686)	(799)
Interest and fees receivable	3,583	(2,990)	5,943	137
Other assets	(12,783)	(34,295)	(18,535)	(427)
Trading account liabilities	4,352	(13,656)	(7)	—
Taxes payable	552	5,830	3,300	76
Other liabilities	14,422	4,663	18,750	432

Net cash (used in)/provided by operating activities	(1,164)	5,091	(16,524)	(381)

Investing activities
Purchase of available for sale securities	(68,043)	(717,765)	(270,405)	(6,231)
Purchase of venture capital investments	(504)	(1,268)	(3,097)	(72)
Purchase of non-readily marketable equity securities	(2,015)	(1,150)	(561)	(13)
Proceeds from sale of held to maturity securities	640	—	—	—
Proceeds from sale of available for sale securities	28,512	684,769	255,316	5,883
Proceeds from sale of venture capital investments	53	207	2,157	50
Proceeds from sale of non-readily marketable equity securities	183	—	1,358	31
Proceeds from sale of subsidiary's stock	302	—	—	—
Origination of loans, net	28,624	(108,023)	(237,709)	(5,477)
Proceeds from sale of loans	40,815	51,780	128,269	2,956
Purchase of property and equipment	(1,701)	(6,943)	(5,740)	(132)
Proceeds from sale of property and equipment	128	504	1,305	30
Investments in affiliates	(1,159)	(1,691)	(2,635)	(61)
Payment for business acquisition, net of cash acquired	(143)	98,487	(1,322)	(30)

Net cash (used in)/provided by investing activities	25,692	(1,093)	(133,064)	(3,066)

F64

CONSOLIDATED STATEMENTS OF CASH FLOWS

Continued	(in millions, except share data)
for the year ended March 31,	2002(1)	2003	2004	2004
				Convenience translation into US$
	Rs.	Rs.	Rs.	US$
Financing activities
Increase in deposits, net	1,308	158,290	193,741	4,464
Proceeds/ Repayment from short-term borrowings, net	(28,852)	(30,118)	15,269	352
Proceeds from other borrowings	5,787	—	—	—
Proceeds from issuances of long-term debt	158,905	10,631	114,712	2,643
Repayment of long-term debt	(142,019)	(124,979)	(142,931)	(3,293)
Proceeds from issuance of common stock	—	13,155	515	12
Proceeds from issuance of common stock by subsidiary	390	—	—	—
Cash dividends paid	(9,514)	—	(5,186)	(119)

Net cash provided by/(used in) financing activities	(13,995)	26,979	176,120	4,059

Effect of exchange rate on cash and cash equivalents	(14)	—	—	—

Net increase/(decrease) in cash and cash equivalents	10,519	30,977	26,532	612
Cash and cash equivalents at the beginning of the year	30,957	41,476	72,453	1,669

Cash and cash equivalents at the end of the year	41,476	72,453	98,985	2,281

Supplementary information:
Cash paid for:
Taxes	4,505	1,027	3,313	76
Non-cash items:
Foreclosed assets	1,188	673	1,087	25
Conversion of loan to equity shares	1,586	4,495	1,162	27
Transfer of securities from held to maturity
category to available for sale category	866	—	—	—
Change in unrealized gain/(loss) on
securities available for sale, net	3,283	5,205	2,507	58
Acquisitions
Fair value of net assets acquired, excluding
cash and cash equivalents		(37,948)	642	15
Shares issued		118,965,731	3,370,604	77,664
Treasury stock		8,204	—	—

1) Restated for reverse acquisition and adoption of SFAS No. 147

F65

REGISTERED OFFICE

Landmark
Race Course Circle, Vadodara 390 007

CORPORATE OFFICE

ICICI Bank Towers
Bandra-Kurla Complex, Mumbai 400 051

STATUTORY AUDITORS

     S. R. Batliboi & Co.
Chartered Accountants
Express Towers, 6th Floor,
Nariman Point, Mumbai 400 021

REGISTRAR AND TRANSFER AGENTS

     ICICI Infotech Limited
Maratha Mandir Annexe
Dr. A. R. Nair Road,
Mumbai Central, Mumbai 400 008